04026607

APR 19 2004

PE 12-31-03

YEAR 2003 ANNUAL REPORT & FORM 10-K

McLeodUSA®

McLeodUSA®

COMPANY OVERVIEW

THE COMPANY

Founded in 1992, McLeodUSA is one of the nation's largest independent competitive telecommunications services providers, offering integrated local, long distance, wireless, data, Internet and advanced communications services to homes and businesses in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA is facilities based, with approximately 400,000 customers and 3,100 employees. We posted annual telecommunications revenues in 2003 of $869 million.



WA
MT
ND
MN
OR
ID
SD
WI
WY
MI
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NE
IL
IN
OH
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CO
KS
MO
OK
AR
AZ
NM
TX
LA

OUR VISION

To be a world-class, value-added telecommunications services provider with excellent customer relationships and strong, team-oriented business and operational performance; exhibiting the hallmarks of integrity, accountability, and commitment to excellence while providing a profitable return to our stockholders.

OUR VALUES

Our culture is driven by leadership competencies that define our values, how we run our company, how we interact with our customers and how we hire, train, and develop our people. We are committed to these values:

- Integrity and Commitment to Excellence
- Accountability
- Sense of Urgency
- Teamwork and Mutual Respect
- Two-Way Communications
- Workforce Development and Performance Management

Information Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Some of the statements contained in this Annual Report and Form 10-K discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. These statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual events to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called "forward-looking statements" by our use of words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "project," "intend" or "potential" or the negative of those words and other comparable words. You should be aware that those statements reflect only our current views with respect to such matters. Actual events or results may differ substantially. Important factors that could cause actual events or results to be materially different from the forward-looking statements include those discussed in the Form 10-K under the heading "Business—Risk Factors" and throughout the Form 10-K. Except as required under the Federal securities laws and rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements in connection with new or future events or otherwise.

McLeodUSA®

LETTER TO STOCKHOLDERS

April 9, 2004

Dear Stockholders:

In 2003, we successfully continued to execute our corporate vision to be a world-class telecommunications services provider. As the year closed, we found ourselves in the enviable position of being an industry leader in several key industry measures of customer satisfaction. We were extremely pleased to end the year with a 92% customer satisfaction rating, a 99.7% billing accuracy rating and 99.999% network availability.

While significant progress was made on our operational performance, top line revenue growth did not meet our objectives. Total revenue in 2003, excluding discontinued operations, was $869 million versus $992 million in 2002. Approximately $69 million of this decline was due to a planned elimination of non-profitable customers and the FCC mandated reduction in interstate access rates. In addition, we did not meet our new sales goals for 2003 and the remaining decline in revenue was a result of customer turnover exceeding new sales volume. As a result, we have taken several steps to accelerate revenue growth, including a change in sales leadership in the fourth quarter. We have also taken the appropriate steps to reduce expenses, manage capital expenditures and accelerate our network cost reduction programs in order to conserve cash. Our efforts are reflected in the 2003 financial results, as gross margin improved to 42.6% of revenue, up from 37.4% in 2002, in a declining revenue environment.

Turning to the specifics of 2003, the Company achieved excellent performance against our operational goals for 2003, which were directly linked to the strategic plan we established in the fourth quarter of 2001, as we set out on a course to accomplish our vision.

Goal #1 - To continue to improve the customer experience by providing products and services that meet our customers' needs, bundling those services on a single, easy to read bill, improving service delivery intervals and expanding our efforts in Customer Care.

We firmly believe that our ability to provide a world-class customer service experience, at very competitive prices, is the key differentiator for McLeodUSA in the marketplace. In 2003, we took several important steps to further improve the customer experience and we realized significant benefits from our efforts.

At the center of our success to deliver a great customer experience are the people at McLeodUSA who touch our customers and our network on a daily basis. In 2003, we implemented our *innovative* StarQuality℠ training and certification program to ensure that all of our employees have the proper training and tools necessary to provide world-class service. All 3,100 employees who touch our network or interface with our customers had completed this rigorous quality initiative by April 11th.

Later in the second quarter, we introduced our "Centers of Excellence" concept in service delivery, billing and customer care. These Centers of Excellence consist of teams of StarQuality certified employees providing dedicated support to our customers, beginning with the initial installation of service, through first bill and then throughout the entire customer life cycle with McLeodUSA.

Our goal to make McLeodUSA a "great company to do business with" is also reflected in our products and service offerings. Our products are flexible, straightforward and easily presented. We provide one, simple, easy to understand bill for all services. None of our marketing materials, contracts or invoices includes any footnotes or fine print – a cornerstone of the trust we have built with our customer base.

In addition, we instituted our "first bill review" process to ensure billing accuracy and our "no transfer policy" in customer care to address as many customer questions or issues on the first call made to McLeodUSA.

These actions have resulted in significant improvements in customer satisfaction. Overall customer satisfaction was 92% at year-end 2003 versus 85% at year-end 2002, billing accuracy improved to 99.7%, and 65% of the time we resolved a customer issue on the first call. As a result, business customer line turnover for the fourth quarter was reduced to 1.8% from 2.5% in the fourth quarter of 2002 and overall customer turnover was reduced to 2.1% versus 2.6% in the fourth quarter of 2002.

Goal #2 - To invest to ensure the highest quality and most reliable, facilities-based network.

After making significant progress in 2002 in standardizing, right-sizing and optimizing our voice network, eliminating single points of failure, completing our long distance and data networks and implementing preventive maintenance programs, we focused in 2003 on the quality and reliability of network operations by setting a goal to reach 99.999% performance availability across our network.

Accordingly, we selectively invested capital and completed the installation of several software upgrades in our network operating center to allow more effective tracking of issues resolutions and also improve system fault management. We successfully continued our strong performance in management of supplier relationships and reduction of mean times to repair. McLeodUSA's network now consistently operates at 99.999% availability and mean times to repair were reduced in 2003 by 70%.

Goal #3 - To further reduce cost of service through increased network efficiencies and continuation of facilities-based migration initiatives.

As in previous years, in 2003 we remained focused on reducing the cost of service delivery. Our ongoing cost reduction program focuses on network optimization including grooms, least cost routing, data integrity and revenue assurance. In addition, during the year we reduced transport cost over the network by using Mini Access Nodes and Enhanced Extended Loops (EELs) where possible and economically feasible.

Also in 2003, we realized cost efficiencies through the expansion of our network in areas justified by revenue growth opportunities. These projects to augment collocations and build out the network generally complete or extend our existing fiber network, and all provide near-term paybacks.

To further improve profitability and more effectively manage our customer base, we set a goal to have approximately two-thirds of our customers on McLeodUSA switches by year-end 2003. Throughout the year we migrated 290,000 lines to lower cost platforms, with 99,000 lines migrated onto McLeodUSA switches. We ended the year with 65% of our lines on-switch, up from 52% at the end of 2002, and 28% when we began the program in the third quarter of 2001.

Total savings, including our revenue assurance activities, were over $110 million in 2003. Combined with our 2002 efforts, we have improved the Company's cost performance by nearly $190 million.

Goal #4 - To increase market share and profitably grow revenue through the continued execution of our go-to-market strategies, including expansion of sales central offices and additions to our data/broadband product offerings.

While general economic conditions and weakness specifically in telecom impaired our ability to grow revenue, we made good progress in several key areas as we continued to position the Company for future growth. With continued focus on reducing cost and properly structuring our products, we increased the number of central offices in which we can profitably sell our products from 825 to over 1,200. In the first half of 2003, we also expanded our residential sales opportunity by adding eight additional states to our sales and service territory. Today, we sell residential services in 20 of the 25 states in our footprint.

In the first quarter of 2003, we streamlined, simplified and re-priced all of our service offerings and launched McLeodUSA's new Preferred Advantage® suite of products for home and business. These products are offered on a simplified contract with no hidden charges and no fine print – all on one, simple bill.

In the third quarter of 2003, we began to sell Preferred Advantage ADSL (Asymmetrical Digital Subscriber Line). This integrated voice and broadband Internet access solution combines fast, always-on, cost effective Internet access with local voice service. With the addition of this product, McLeodUSA today offers a complete suite of DSL services ranging from SDSL (Symmetrical Digital Subscriber Line) and IDSL (ISDN DSL) for large and medium-sized businesses, to ADSL for small businesses and residential customers.

Also in the third quarter, we began selling Preferred Advantage Integrated Access, which combines voice, data and Internet services over a single, reliable high-speed connection. With this product McLeodUSA customers are able to flexibly add single channel increments of additional local service and/or high-speed Internet access at a single price per voice or data channel. We are very pleased with the success of this product – it is becoming very popular with our medium-sized customers having between six and 15 voice lines with the need for high-speed data services.

In order to offer a more complete services bundle to our business customers, late in the third quarter, we entered a multi-year wholesale agreement with AT&T Wireless. McLeodUSA's Preferred Advantage Wireless offering was rolled out across our footprint in the fourth quarter. We now offer wireline and wireless local and long distance voice services, integrated voicemail, and Internet and data services in a comprehensive bundled offering with one simple bill.

Another strategic relationship that we were pleased to enter in late 2003 was our agreement with Cisco Systems providing a strong resource for our planned launch of managed telecommunications services for our business customers. We expect to launch Preferred Advantage Managed

Data Services for DSL, frame relay and dedicated Internet products in the second quarter of 2004. We believe the services supported by the Cisco relationship will help our business customers increase their operational efficiencies and decrease their operating expenses.

While we were pleased to effect a significant reduction in business customer quarterly line turnover rates – from 2.5% to 1.8% – a major disappointment to us in 2003 was that we did not grow total revenue.

After conducting a detailed review of sales productivity, the sales organization and its leadership, we determined that we needed to make changes to the organization structure, the executive leadership and the processes being used for daily sales activity management. We also found that we needed to substantially strengthen sales training. Subsequently, the sales organization was segmented into three focus areas each with a lead executive:

1. Strategic accounts – focused on the very large Fortune 1000 and Private 400 companies;
2. Mid-markets – which includes residential, small, medium and large multi-location businesses; and
3. Carrier – or wholesale business.

To improve the overall sales process, the field sales organization was realigned based on market opportunities – reducing the sales regions from six to four. Additionally, a number of procedural changes intended to drive improved order processing, effective proposal generation and more streamlined contract management were implemented.

Early in 2004, the field sales management process was expanded to incorporate a daily activity model. This model includes detailed tracking and management of specific metrics related to successful sales performance. Since implementing this model, we have seen good progress on the positive results, which can be achieved by aggressively managing the sales process.

In Strategic sales we have actively engaged our board of directors in the selling process. They have been proactive in providing introductions to large companies. Today, we are actively pursuing business with a substantial number of large companies as a direct result.

We are still early in driving the improvements we need to grow our revenue line – however, we are confident that the actions that we have taken in regard to the sales organization and its effectiveness are the right ones. And we believe that we have every opportunity to profitably grow in 2004.

Goal #5 - To continue to improve operating and margin performance.

Reducing network cost, improving processes across the business and effectively managing expenses have become a way of life at McLeodUSA. In 2003 we continued our cost reduction programs, the migration of customers to our network and other programs aimed at reducing operating cost. All of these activities had a significant impact on our financial performance and our ability to conserve cash. In spite of the revenue decline, gross margin for 2003 was $370.1 million versus $370.6 million in 2002 (See Appendix A for definitions). As a percent of revenue, gross margin, excluding depreciation and amortization, improved approximately five points to 42.6% and Adjusted EBITDA increased to $57.9 million in 2003 from $21.3 million in 2002 (See Appendix A for definitions). Adjusted EBITDA, excluding earnings from fiber sales and leases

(IRUs) increased to $46.3 million in 2003 from $15.1 million in 2002. The net loss from continuing operations for 2003 was $(295.7) million versus a net loss, excluding reorganization charges and the gain on cancellation of debt, of $(378.5) million in 2002.

The McLeodUSA executive team is experienced in managing operations, expenses, cash flow and capital expenditures in accordance with the realities of the economic and business environment. We did this successfully in 2002 and 2003 and we will continue as we strive to profitably grow revenue in the future. We continue to have a strong sense of urgency to improve business processes, eliminate waste and continually find better ways to more efficiently and effectively deliver service, process billing and provide customer care, while significantly improving the customer experience. We remain focused on the next major milestone that must be accomplished – revenue growth – but we are also very proud of the significant accomplishments we have achieved over the past 18 months. We have built a solid foundation on which to profitably grow the Company.

We would like to thank our customers, employees, stockholders, lenders and suppliers for their support in 2003 and we look forward to the opportunity the future holds for McLeodUSA.

Sincerely,

Chris A. Davis

Chris A. Davis
Chairman and Chief Executive Officer

Appendix A

Financial Definitions

Adjusted EBITDA is a non-GAAP financial measure used by management to evaluate the effectiveness of the Company's operating performance and to enhance comparability between periods. EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA, as defined by McLeodUSA, further removes the effects of discontinued operations, other income (expense), restructuring adjustments and reorganization charges. Management removes the effects of discontinued operations, other income (expense), restructuring adjustments and reorganization charges from Adjusted EBITDA because it does not believe that such items are representative of the core operating trends of the Company's ongoing competitive telecommunications activities. For a facilities based telecommunications services provider like McLeodUSA with high initial capital investments required in order to gain entry to the industry, management believes that omitting depreciation and amortization from Adjusted EBITDA provides a relevant and useful measure of the Company's core operating performance and enhances comparability between periods. Management believes that non-GAAP measures such as Adjusted EBITDA are commonly reported and used by analysts, investors and other interested parties in the telecommunications industry. Adjusted EBITDA is reconciled to net loss, the most comparable GAAP measure, within the table presented below. McLeodUSA's use of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry. The use of Adjusted EBITDA is not intended to replace measures of financial performance reported in accordance with accounting principles generally accepted in the United States.

(In millions)	Reorganized McLeodUSA		Predecessor McLeodUSA
	Year ended December 31, 2003	April 17, 2002 to December 31, 2002	January 1, 2002 to April 16, 2002
Reconciliation of Adjusted EBITDA:			
Net (loss) income	$ (295.7)	$ (201.4)	$ 783.7
Discontinued operations	-	(17.7)	(167.1)
Nonoperating expense (income)	13.3	31.3	(2,341.6)
Restructuring adjustment	(0.2)	(0.1)	(6.8)
Reorganization charges, net	-	-	1,596.8
Depreciation and amortization	340.5	217.9	126.3
Adjusted EBITDA	$ 57.9	$ 30.0	$ (8.7)

Gross margin is another financial measure that management uses to evaluate operating performance. Gross margin, which is calculated as revenues less cost of service, excludes depreciation and amortization expenses. Cost of service includes expenses directly associated with providing telecommunications service to its customers. Costs classified as cost of service include, among other items, the cost of connecting customers to the McLeodUSA network via leased facilities, the costs paid to third-party providers for interconnect access and transport services, the costs of leasing components of network facilities and the cost of fiber related to sales and leases of network facilities. Gross Margin is reconciled to net loss, the most comparable GAAP measure, within the table presented below.

(In millions)	Reorganized McLeodUSA		Predecessor McLeodUSA
	Year ended December 31, 2003	April 17, 2002 to December 31, 2002	January 1, 2002 to April 16, 2002
Reconciliation of Gross Margin:			
Net (loss) income	$ (295.7)	$ (201.4)	$ 783.7
Discontinued operations	-	(17.7)	(167.1)
Nonoperating expense (income)	13.3	31.3	(2,341.6)
Restructuring adjustment	(0.2)	(0.1)	(6.8)
Reorganization charges, net	-	-	1,596.8
Depreciation and amortization	340.5	217.9	126.3
Selling, general and administrative	312.2	240.4	108.9
Gross Margin	$ 370.1	$ 270.4	$ 100.2

This letter should be read in conjunction with the Company's consolidated financial statements (including the notes thereto), beginning on page F-1.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003 **Commission File Number: 0-20763**

McLeodUSA Incorporated
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**42-1407240** (I.R.S. Employer Identification No.)
McLeodUSA Technology Park **6400 C Street SW, P.O. Box 3177** **Cedar Rapids, IA** (Address of principal executive offices)	**52406—3177** (Zip Code)

Registrant's telephone number, including area code: **(319) 364-0000**

Securities registered pursuant to Section 12(g) of the Act:

Class A common stock, par value $0.01 per share
2.5% Series A convertible preferred stock, par value $0.01 per share
(Title of Classes)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2003, based upon the closing price of the registrant's common stock on June 30, 2003 is $130,303,547.43.*/

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

The number of shares outstanding of each of the registrant's classes of common stock, as of March 1, 2004, is:

- Class A common stock, par value $0.01 per share: 178,202,252 shares
- Class B common stock, par value $0.01 per share: 78,203,135 shares
- Class C common stock, par value $0.01 per share: 35,546,879 shares

*/ Solely for the purposes of this calculation, all directors and executive officers of the registrant and all stockholders beneficially owning more than 5% of the registrant's common stock that have representation on the registrant's Board of Directors are considered to be affiliates.

(This page has been left blank intentionally.)

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the Annual Meeting of Stockholders to be held on May 21, 2004 are incorporated by reference into Part III of this Form 10-K to the extent described therein.

TABLE OF CONTENTS

Information Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Some of the statements contained in this Form 10-K discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. These statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual events to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called "forward-looking statements" by our use of words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "project," "intend" or "potential" or the negative of those words and other comparable words. You should be aware that those statements reflect only our current views with respect to such matters. Actual events or results may differ substantially. Important factors that could cause actual events or results to be materially different from the forward-looking statements include those discussed under the heading "Business—Risk Factors" and throughout this Form 10-K. Except as required under the Federal securities laws and rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements in connection with new or future events or otherwise.

PART I

ITEM 1. BUSINESS.

Overview

McLeodUSA Incorporated (together with its subsidiaries, referred to hereafter as "McLeodUSA," the "Company," "we," "us" or "our") is one of the nation's largest independent competitive telecommunications services providers, offering integrated communications services to homes and businesses in 25 Midwest, Southwest, Northwest, and Rocky Mountain states. Our principal executive offices are located at 6400 C Street SW, Cedar Rapids, Iowa 52406-3177, and our main phone number is (319) 364-0000.

McLeodUSA was founded in 1992 and completed an initial public offering in June 1996. Our Class A Common Stock is currently traded on the NASDAQ SmallCap Market under the symbol "MCLD," and our Series A Preferred Stock is traded on the NASDAQ SmallCap Market under the symbol "MCLDO." In April 2002, we completed a Chapter 11 reorganization pursuant to a plan of reorganization, as more fully discussed below under "Business—Chapter 11 Reorganization."

We are a facilities-based telecommunications services provider with, as of December 31, 2003, 38 Asynchronous Transfer Mode switches, 44 voice switches, 663 collocations, 435 Digital Subscriber Line Access Multiplexers, and approximately 3,100 employees. At December 31, 2003, we had approximately 396,000 customers.

We derive our revenue from our core telecommunications and related communications services. These include local and long distance services; dial-up Internet access services; wireless services; high-speed/broadband Internet access services using DSL, cable modems, and dedicated T1 access; bandwidth and network facilities leasing, sales and services, including access services; facilities and services dedicated for a particular customer's use; advanced communications services for larger businesses such as frame relay, private line, and ISDN; and value-added services such as virtual private networks and web hosting. For the year ended December 31, 2003, we derived approximately 65% of our total revenues from local and long distance services; 14% from access services; 12% from private line and data services; and 9% from other sources. Approximately 82% of our competitive communications services revenues were derived from retail sales and 18% from wholesale sales.

We operate our business as a single segment, engaging in the provision of communications services based upon a single, integrated, interconnected communications network in our 25-state footprint. We review operating results, assess performance and allocate resources on a company-wide, single segment basis.

We maintain a website with the address www.mcleodusa.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge (other than an investor's own Internet access charges) through our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission.

Business Strategy

Vision Statement:

Our vision is to be a world-class, value-added telecommunications services provider with excellent customer relationships and strong, team-oriented business and operational performance, exhibiting the hallmarks of integrity, accountability, and commitment to excellence while providing a profitable return to our shareholders. In order to execute our vision, we are employing a strategy which consists of:

- delivering simplified products packaged to provide value-added customer solutions;
- engaging in customer oriented thinking;
- providing a low cost, highly reliable, facilities-based network;
- streamlining our business processes and implementing the "right" systems infrastructure scalable for growth;
- employing a highly trained, committed workforce delivering high quality performance;
- promoting teamwork, integrity and accountability in all we do;
- focusing on profitable revenue growth and positive cash flow.

We have strategically focused our business in the following 25-state footprint:

Arizona	Indiana	Minnesota	North Dakota	Texas
Arkansas	Iowa	Missouri	Ohio	Utah
Colorado	Kansas	Montana	Oklahoma	Washington
Idaho	Louisiana	Nebraska	Oregon	Wisconsin
Illinois	Michigan	New Mexico	South Dakota	Wyoming

Over the past year we took significant steps to execute our business strategy, including the following:

Revenue Growth and New Products:

- expanded our residential Preferred Advantage^{SM} local, long distance and Internet services into eight additional states within the Company's 25-state footprint; bringing the total states in which these services are offered to 20;
- launched Preferred Advantage^{SM} Integrated Access, combining voice, data and Internet services over a single, reliable high-speed connection;
- launched Preferred Advantage ADSL (Asymmetrical Digital Subscriber Line), an integrated voice and broadband Internet access solution that combines fast, always-on, cost effective Internet access with local voice service;

- entered into a multi-year wholesale agreement with AT&T Wireless Services and launched the McLeodUSA Preferred Advantage Wireless program offering reliable, high-quality voice calling nationwide fully supported by a StarQuality℠ trained and certified customer care team;
- entered into a multi-year agreement with Brightstar Corp., a distributor and provider of value-added services for the wireless telecommunications industry, to provide handset fulfillment and supply chain logistics in support of the McLeodUSA Preferred Advantage Wireless program;
- signed a letter of agreement with Cisco Systems, Inc. to enable the Company to offer to business customers managed customer premise equipment (CPE) services using Cisco equipment;
- announced plans to deploy the next generation of Preferred Advantage℠voice services utilizing Internet Protocol technology, commonly referred to as "VoIP"; and
- entered into a two-year agreement with Vijay Singh, the top PGA Tour money winner in 2003, to represent the Company by wearing its logo and participating in promotions, advertising and sales events.

Operational Improvements:

- completed the StarQuality℠ certification program, certifying 100% of the employees who interact with our customers or network;
- launched "Centers of Excellence," an innovative Customer Care program and service model designed to provide a more personalized and streamlined customer service experience;
- improved overall customer satisfaction to 92% from 85% at the end of 2002, and improved billing accuracy to 99.7%;
- continued to enhance our facilities-based platform, successfully improving our customer platform mix, with approximately two-thirds of our customers on our own switching platforms;
- improved overall network quality, significantly reducing our mean times to repair and achieving 99.999% network reliability;
- continued to further reduce cost of service through our ongoing cost reduction program focusing on network optimization including least cost routing and data integrity programs; and
- streamlined processes and managed operations, expenses, cash flow and capital expenditures in line with revenues.

We also restructured our sales organization, executive sales leadership and the process used for sales activity management, which we believe will contribute to profitable revenue growth. We added two experienced sales executives to our team, segmented our sales leadership by channel, and integrated field sales support functions into Service Delivery and Customer Care "Centers of Excellence." In addition to ongoing direct sales initiatives, we have focused on accelerating our overall profitable revenue growth strategy through a variety of business development initiatives and other expanded product offerings.

As we enter 2004, we will continue to focus on providing world-class customer service, increasing our market share, profitably growing our revenue, reducing our cost of service and improving our processes.

Network Facilities

As of December 31, 2003, we operated a network with 663 access nodes collocated in Regional Bell Operating Company ("RBOC") central offices. We serve our customers by using various loop/access unbundled network elements ("UNEs") provided by the RBOCs and aggregating them through our access nodes. In turn, our access nodes are interconnected through approximately 44 service node locations where our switching/routing systems reside. In a metropolitan area, access node to service node connectivity is based either on our own fiber facilities or on UNE transport from the RBOCs. Our service nodes are located in most of the major metropolitan areas across our footprint. These service nodes are in turn interconnected by our high capacity, inter-city core network. The underlying transport for our core network is based either on our own fiber or on leased capacity from interexchange carriers.

We own and operate all the equipment in our access and service nodes. They provide the service logic and traffic management for all our services.

Products and Services

We offer a complete portfolio of local, long distance, Internet, and advanced communications services principally via our Preferred Advantage product line, which can be sold separately or bundled. These include:

- local calling and features such as caller ID, call transfer, call forwarding, and 3-way calling;
- local data services such as dial-up and dedicated Internet access services, using DSL, cable modem and dedicated T1 technologies;
- long distance voice services such as outbound domestic and international long distance and toll free 800 services;
- bandwidth and network facilities leasing, sales and services, including access services to carriers and wholesale purchasers;
- wireless voice services for business utilizing the nationwide AT&T wireless network;
- calling card capabilities;
- long distance/inter-LATA data services such as frame relay and private line for large businesses;
- advanced communications services such as virtual private networks and web hosting; and
- integrated access services which link voice and data lines together on one high-speed connection.

Our service offerings can be categorized into Retail Services and Wholesale/Carrier Services, each of which is discussed in more detail below.

Retail Services—Preferred Advantage:

As of December 31, 2003, we provided service, on a competitive retail basis, to about 396,000 customers, primarily small and medium-sized business customers in major metropolitan areas and in second- and third-tier markets in 25 states, and residential customers in second- and third-tier markets in 20 states. Since beginning sales activities in January 1994, we have increased our revenue from the sale of competitive communications services from $4.6 million for the year ended December 31, 1994 to $869.0 million for the year ended December 31, 2003.

We have received state regulatory approval to offer local switched services using our own communications network facilities in each of the 25 states in our footprint. We intend to offer additional local switched services using our own network facilities, either alone or in combination with network elements purchased from existing telephone companies, in selected markets in our 25-state footprint.

We have interconnection agreements with Qwest Communications International Inc. ("Qwest") in all states where Qwest is the incumbent local telephone company, with SBC Communications Inc. (through its subsidiaries) ("SBC") in all states where SBC Midwest Corporation or Southwestern Bell Telephone Company is the incumbent local telephone company, and with Verizon (through its GTE entities) and BellSouth in certain states. These agreements allow us to purchase unbundled network elements to connect our switching equipment and facilities to customers, and to resell services of these entities. One of our goals is to serve as many customers as economically advantageous using primarily our own network facilities because we believe this will allow us greater ability to control network costs, meet our customer service goals and prepare for possible changes in the regulatory environment.

As of December 31, 2003, we served 65% of our local service customers using our own switching facilities connected to an unbundled local loop network element purchased from an incumbent local telephone company; we served 30% of our local service customers using both local loops and local switching purchased as unbundled network elements from incumbent local telephone companies; and we served 5% of our local service customers through resale of incumbent carrier retail services. This distribution compares to 52%, 33% and 15%, respectively, at the end of 2002 and 36%, 33% and 15%, respectively, at December 31, 2001.

We provide long distance service in some areas by purchasing communications network capacity, in bulk, from national long distance carriers, and routing our customers' long distance traffic over this capacity. In many of our local footprint states, we carry most of our long distance traffic on our own network facilities. Our integrated communications services are described below.

In November 2002, we launched McLeodUSA Preferred Advantage products and services for both business and residential customers. This is our simplified product portfolio consisting of a variety of product and service choices ranging from simple local, long distance and Internet packages to tailored solutions of advanced communications for larger business customers. We continued the introduction of additional Preferred Advantage products and services during 2003.

Residential Preferred Advantage Services. We offer end user residential customers integrated local, long distance, Internet and optional services such as calling card and residential 800 services directly in 20 states within our footprint. Product availability and pricing vary by market. Preferred Advantage products for residential customers include:

- a choice of a variety of local service packages with a broad assortment of features;
- long distance package plans based on anticipated calling patterns, as well as flat rate per minute plans;
- dial-up Internet service and ADSL broadband service; and
- optional services such as voice mail, calling card, wire care, call restrictions, directory listing options, and toll-free numbers.

Business Preferred Advantage Services. In addition to residential services, we offer Preferred Advantage solutions for small to mid-size businesses, including the following:

- a choice of a variety of local service packages with a wide assortment of features;
- long distance package plans based on anticipated calling patterns and flat rate per minute plans;
- three Internet service options (dial-up, DSL, and dedicated high speed);
- integrated access services which link voice and data lines on one high-speed connection;
- optional services including voice mail, calling card, wire care, call restrictions, directory listing options, hunting, conference calling, and other calling, features such as call forward busy/don't answer;
- wireless voice services for business utilizing the nationwide AT&T wireless network; and
- flexible term and volume discount plans.

Large Businesses/Major and Strategic Accounts Preferred Advantage Services. McLeodUSA also serves large, major and strategic accounts that have more complex communications requirements via the Preferred Advantage "Toolkit" services which offer the ability to tailor customized solutions from a portfolio of services that include:

- a choice of a variety of local service packages with a wide assortment of features;
- long distance package plans based on anticipated calling patterns and flat rate per minute plans;
- dedicated local Preferred Plan using T-1 and/or ISDN access connections;
- three Internet service options (dial-up, DSL, and dedicated high speed);
- optional services including voice mail, calling card, wire care, call restrictions, directory listing options, hunting, conference calling, and other calling features such as call forward busy/don't answer;
- flexible term and volume discount plans; and
- wireless voice services for business utilizing the nationwide AT&T Wireless network;
- inter/intrastate rate per minute plans for long distance;
- enhanced 800 toll-free services;
- frame relay and private line services;
- web hosting and virtual private network services;
- integrated access services which link voice and data lines on one high-speed connection;
- FX 800 connection services.

Wholesale/Carrier Services:

In addition to retail Preferred Advantage services, we provide a wide range of access, private line, network facilities and data services, as well as leased facilities to local and long distance carriers, government agencies, wireless service providers, cable television companies and other carrier-class customers. These services generally include:

- special access services between network facility centers, known as points-of-presence, or "POPs," that provide telecommunications lines that link the POPs of one long distance carrier to POPs of other carriers in a market, allowing these POPs to exchange telecommunications traffic for transport to final destinations;
- end user special access services, that provide telecommunications lines that connect an end user such as a large business to the local POP of its selected long distance carrier;
- long distance carrier special access services that provide telecommunications lines that link a long distance carrier POP to the incumbent local telephone company's local central office;
- private line services that provide telecommunications lines that connect various locations of a customer's operation and are used to transmit voice, video and/or data traffic;
- the sale and lease of network facilities; and
- other carrier access services.

Sales, Marketing and Customer Service

Direct sales personnel located in branch sales offices throughout our 25-state footprint conduct the majority of our sales of integrated communications services to business customers. We use telemarketers to sell these services to smaller business customers, including those located in areas that are geographically remote, and to residential customers. Sales activities in our field sales offices are organized and managed by region.

In 2003, we continued to focus our sales and marketing efforts to target specific prospects and customers located in high potential markets, thereby increasing our opportunity to grow profitable revenue for our business. In addition to physically locating our sales force in these locations, we have also matched our new advertising and direct marketing efforts to these targeted markets to enhance our opportunities for success. Detailed prospecting tools have been developed to identify high potential customer opportunities and increase sales force productivity. Finally, in 2003 we added 250 central offices to the group of central offices where we are actively pursuing new sales. This has been done to expand our sales force's market opportunity, and is based on where our central office profitability studies have identified profitable revenue potential for our business.

Our sales force training emphasizes a customer-focused sales and service approach. For business field sales, we utilize a dedicated account representative who handles initial sales to new customers, and then assign an account team with responsibility to service and maintain the customer throughout their lifecycle with McLeodUSA. Our Customer Service Centers are available 24 hours a day, 7 days a week, and 365 days a year to handle issues and trouble resolution for all of our customers. In 2003, we embarked on an enhanced service model requiring employees who either interact with our customers or touch our network to be StarQuality℠ certified. These employees are recertified yearly. The goal of this extensive training and certification program is to ensure the highest levels of quality service for our customers.

Also in 2003, we launched our "Centers of Excellence," an innovative Customer Care program and service model designed to provide a more personalized and streamlined customer service experience. By promising end-to-end accountability to our customers, we believe our Center of Excellence concept allows for quick issue resolution, adds value to all interactions, and builds customer loyalty. Each of our Centers of Excellence are staffed with StarQuality certified cross-enterprise workgroups supporting customer communication, order fulfillment, billing accuracy and issue resolution, technical issue resolution, and customer retention. Customers are routed to the appropriate Center of Excellence representatives by way of Integrated Voice Response Unit technology. This technology allows the customer to identify their needs with an automated menu and transfers the call to a representative with skills and tools needed to resolve a specific issue quickly and effectively. We believe this emphasis on a single point of contact for meeting customers' communications needs is very appealing to current and prospective customers. All Call Centers are staffed with StarQuality certified representatives, ready and available 24 hours a day, 7 days a week, and 365 day a year.

We have also developed and installed customer-focused software for providing integrated communications services. This software allows us to provide our customers one fully-integrated monthly billing statement for local, long distance, 800, international, voice mail, paging, Internet access and travel card services, and additional services when available. We believe that our customer-focused software platform is an important element in the marketing of our communications services and provides us a competitive advantage in the marketplace.

Through an agreement with the Yell Group, as discussed under "Business—Chapter 11 Reorganization," we use telephone directories as advertising by including detailed product descriptions and information about our communications products in each directory. We believe these telephone directories provide us with a marketing presence in the millions of households and businesses that receive them. We also believe that the telephone directories provide a competitive marketing advantage and strengthen our brand awareness.

In January 2003, McLeodUSA launched a coordinated advertising campaign to ensure that McLeodUSA customers and prospects become fully aware of the advantages of doing business with us. We engaged the New York office of J. Walter Thompson to serve as agency of record for our advertising, and Protocol Marketing Group to manage all direct marketing programs related to our Preferred Advantage products. Our efforts included new print advertising, local billboards and radio spots placed across our key markets, as well as developing new collateral, company signage and bill inserts to support our sales efforts and direct mail campaigns. We also completely redesigned the McLeodUSA website with our new look and feel. This campaign resulted in a successful relaunch of the McLeodUSA brand across our markets with new corporate positioning focused on our objective to deliver a superior customer experience.

Employees

As of December 31, 2003, McLeodUSA and its subsidiaries had approximately 3,100 employees. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees.

Executive Officers

The following is a list of our executive officers as of March 1, 2004, together with biographical summaries of their experience. The ages of the persons set forth below are as of December 31, 2003.

Name	Age	Position(s) with Company
Chris A. Davis	53	Chairman of the Board of Directors and Chief Executive Officer
Stephen C. Gray	45	President and Director
G. Kenneth Burckhardt	49	Executive Vice President and Chief Financial Officer and Director
Richard J. Buyens	47	Executive Vice President, Sales
Andreas Papanicolaou	54	Executive Vice President, Network Services
James E. Thompson	43	Group Vice President, General Counsel and Secretary

Chris A. Davis. Ms. Davis has served as Chairman and Chief Executive Officer since April 2002. She joined McLeodUSA as Chief Operating and Financial Officer and a Director in August 2001. Before joining McLeodUSA, Ms. Davis was Executive Vice-President, Chief Financial and Administrative Officer for ONI Systems Corp., a leading optical networking equipment company. Previously she spent seven years, from 1993 to 2000, as Executive Vice-President and Chief Financial and Administrative Officer and a director at Gulfstream Aerospace Corporation. Before joining Gulfstream, Ms. Davis spent 17 years in increasingly senior operating and financial management positions at General Electric Company. She is a director of Cytec Industries, Inc., Wolverine Tube, Inc. and Rockwell Collins, Inc.

Stephen C. Gray. Mr. Gray serves as President of McLeodUSA and has been an officer and a director of McLeodUSA since 1993. Prior to joining McLeodUSA, Mr. Gray served from August 1990 to September 1992 as Vice President of Business Services at MCI, where he was responsible for MCI's local access strategy and for marketing and sales support of the Business Markets division. From February 1988 to August 1990, he served as Senior Vice President of National Accounts and Carrier Services for Telecom*USA, where his responsibilities included sales, marketing, key contract negotiations and strategic acquisitions and combinations. From September 1986 to February 1988 Mr. Gray held a variety of management positions with Williams Telecommunications Company.

G. Kenneth Burckhardt. Mr. Burckhardt joined McLeodUSA as Executive Vice President and Chief Financial Officer in April 2002. He was also named to the McLeodUSA Board of Directors in April 2002. Prior to joining McLeodUSA, Mr. Burckhardt was interim CFO at ONI Systems, a leading optical networking company, from August 2001 through February 2002, and Vice President—Finance from May 2000 through August 2001. From 1994 to 2000, he worked at Gulfstream Aerospace Corporation, most recently as Senior Vice President, Finance. From 1977 to 1994, he held various financial management positions at General Electric Company.

Richard J. Buyens. Richard J. Buyens was named Executive Vice President of Sales in October 2003. Prior to joining McLeodUSA, Mr. Buyens served as President—Global Services at Ptek Holdings, a provider of multimedia messaging and conferencing services, beginning in 2001. From 1999 through 2000, he served as Senior Vice President—Sales at Intermedia Communications. Prior to Intermedia, he had an 18-year career at AT&T, where he progressed through increasingly more important sales, marketing and finance positions, concluding his career there in 1998 with vice president level positions in sales and marketing in the mid-markets customer segment.

Andreas Papanicolaou. Mr. Papanicolaou joined McLeodUSA in August 2002. He was previously with Lucent Technologies where he was the general manager of optical network management beginning in October 2000. Prior to that, from 1997 to mid-2000, he was President of Lucent Digital Video, a Lucent venture that was later sold profitably by Lucent. Prior to Lucent Technologies, Mr. Papanicolaou spent more than 8 years at AT&T as product manager of services and in network planning. He started his career in 1976 at Bell Laboratories where he worked on several projects that helped the telecommunications industry transition from analog to digital technology. For that work he was recognized with the 81st Bell Labs Fellow Award in 1991.

James E. Thompson. Mr. Thompson joined McLeodUSA in December 2002 after nearly eight years (1995 to 2002) with Alticor Inc., parent company of Amway Corporation, where he was Associate General Counsel, International Legal. He was also Chief Legal Officer for the Alticor business unit responsible for mergers and acquisitions, joint ventures and strategic alliances. Prior to Alticor, he was an attorney with Jones, Day, Reavis & Pogue from May 1987 to February 1995 in its Brussels, Belgium and Washington, D.C. offices.

Chapter 11 Reorganization

During 2002 we evaluated our capital structure and on January 31, 2002, McLeodUSA Incorporated, the parent company, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On April 16, 2002, McLeodUSA Incorporated emerged from the Bankruptcy Court proceedings pursuant to the terms of its amended plan of reorganization, or the "Plan," which became effective on that date. The general unsecured creditors of McLeodUSA, except for the holders of all of its outstanding notes, were unaffected by the Chapter 11 proceedings and the Plan. As used in this Form 10-K, the term "Predecessor McLeodUSA" refers to McLeodUSA and its operations prior to April 17, 2002.

Recapitalization. The Plan resulted in the following changes to our capital structure:

- The elimination of approximately $3 billion of indebtedness, including accrued interest, represented by the following notes: 10½% Senior Discount Notes, 9¼% Senior Notes, 8⅜% Senior Notes, 9½% Senior Notes, 8⅛% Senior Notes, 12% Senior Notes, 11½% Senior Notes and 11⅜% Senior Notes, or collectively, the "Notes";
- In exchange for the cancellation of the Notes and the unpaid interest thereon, the bondholders received their pro rata share of (1) $670 million in cash, (2) 10,000,000 shares of Series A Preferred Stock, which is convertible into 15% of Class A Common Stock on a fully diluted basis as of the effective date of the Plan after giving effect to the Plan and conversion of the Class B Common Stock and Class C Common Stock (but prior to the exercise of the warrants) and (3) 5-year warrants to purchase 22,159,091 shares of Class A Common Stock for $30 million;
- The investment by two funds affiliated with Forstmann Little & Co., or "Forstmann Little", of $175 million in exchange for (1) 74,027,764 shares of Class A Common Stock, (2) 5-year warrants to purchase 22,159,091 shares of Class A Common Stock for $30 million and (3) 10 shares of Series B Preferred Stock;

- The conversion of Predecessor McLeodUSA Series D Preferred Stock and Predecessor McLeodUSA Series E Preferred Stock, held by Forstmann Little, into 78,203,135 shares of Class B Common Stock and 35,546,879 shares of Class C Common Stock, respectively; and
- The conversion of Predecessor McLeodUSA Series A Preferred Stock into 33,696,559 shares of Class A Common Stock.

The Plan also provided for the distribution of a portion of Class A Common Stock to holders of Predecessor McLeodUSA Class A Common Stock. These holders were entitled to share, together with holders of certain securities claims, in the distribution of 54,775,663 shares of Class A Common Stock. On May 2, 2002, the Bankruptcy Court entered an order establishing a disputed claims reserve of 18,000,000 shares of Class A Common Stock pending resolution of securities claims against McLeodUSA associated with putative securities class action lawsuits. McLeodUSA then commenced the distribution of 36,775,663 shares of McLeodUSA Class A Common Stock to record holders of Predecessor McLeodUSA Common Stock as of April 5, 2002, the distribution record date under the Plan. Pursuant to the Plan, shares which were unclaimed by April 16, 2003 were cancelled. Upon the final determination of the amount, if any, of allowed securities claims under the Plan, such holders of Predecessor McLeodUSA Common Stock who received shares of McLeodUSA Class A Common Stock may be entitled to additional distributions of Class A Common Stock from the 18,000,000 shares held in the disputed claims reserve.

Fresh-Start Accounting. As of April 17, 2002, we implemented fresh-start accounting under the provisions of AICPA Statement of Position 90-7 ("SOP 90-7"), *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code*. Under SOP 90-7, the reorganization equity value of McLeodUSA was allocated to our assets and liabilities, our accumulated deficit was eliminated, and our new equity was issued according to the Plan as if we were a new reporting entity. In conformity with fresh-start accounting principles, we recorded a $1.5 billion reorganization charge to adjust the historical carrying value of our assets and liabilities to fair market value reflecting the allocation of our $1.15 billion estimated reorganized equity value as of April 16, 2002. We also recorded a $2.4 billion gain on the cancellation of debt on April 16, 2002 pursuant to the Plan. For a more detailed discussion of SOP 90-7 and fresh-start accounting, see Item 8. "Financial Statements and Supplementary Data" in this Form 10-K.

Divestitures. Our refocused business strategy and the Plan resulted in divestitures of approximately $1 billion of non-core assets in 2002 as follows:

- *Illinois Consolidated Telephone Company*: On December 31, 2002, we completed the sale of Illinois Consolidated Telephone Company and certain related telecommunication businesses to Homebase Acquisition Corp. for $271 million less the assumption of $20 million of debt resulting in gross proceeds of approximately $251 million. In connection with the transaction, McLeodUSA entered into a series of operating agreements with Homebase Acquisition Corp. and Illinois Consolidated Telephone Company pursuant to which the parties will continue to provide services, such as wholesale long distance, telemarketing and fulfillment, and operator services. Pursuant to the terms of the Plan, $225 million of the net proceeds from the sale of Illinois Consolidated Telephone Company were used to reduce the Term A and Term B loans under McLeodUSA's Credit Agreement, dated as of May 31, 2000, among McLeodUSA, various Lenders and The Chase Manhattan Bank, as Agent, as amended. We retained the balance of the proceeds, after fees and expenses.
- *Dakota Community Telephone, Inc.*: On September 30, 2002, we completed the sale of our non-core operations in South Dakota and certain non-core overbuild competitive local exchange carrier and cable television operations in South Dakota, southwestern Minnesota and northwestern Iowa to PrairieWave Communications, Inc. for approximately $84 million.

- *Greene County Partners, Inc.*: On August 20, 2002, we completed the sale of our interest in the cable television service provider for $16 million in cash and a note receivable of $3 million.
- *Pubco*: On April 16, 2002, we completed the sale of McLeodUSA Media Group, Inc. and its subsidiaries, or collectively "Pubco", to Yell Group Limited for $600 million in cash. In connection with the transaction, we entered into a multi-year Publishing, Branding and Operating Agreement with Yellow Book, a subsidiary of Yell Group. This Agreement has been amended and restated, but continues to provide among other things, for the continued publishing of telephone directories under the McLeodUSA brand. The proceeds received from the sale were used to pay the holders of the Notes.
- *CapRock Services Corp.*: On April 8, 2002, we sold our subsidiary, IWL Communications, Incorporated d/b/a CapRock Services Corp., for $21 million in cash.
- *McLeodUSA Integrated Business Systems, Inc.*: On January 24, 2002, McLeodUSA Integrated Business Systems, Inc., a subsidiary of McLeodUSA, sold certain of the assets used in its telecommunications customer premise equipment business in the metropolitan areas of Minneapolis, Minnesota; Cedar Rapids, Des Moines, Dubuque and Waterloo, Iowa; and Denver, Colorado, as well as the data provider business conducted by Integrated Business Systems under the name "DataNet," to Inter-Tel Technologies, Inc. for $8 million plus the assumption of certain liabilities. The sale excluded the telecommunications customer premise equipment business conducted in Illinois.
- *Splitrock:* On January 24, 2002, McLeodUSA completed the sale of certain of its internet/data assets (formerly part of Splitrock Services, Inc.) and wholesale dial-up Internet Service Provider ("ISP") customer base to Level 3 Communications, LLC ("Level 3") for approximately $50 million in cash and the assumption of certain operating liabilities. The transaction did not qualify as a discontinued operation under FAS 144 and the results of operations are included in continuing operations. Under the terms of the agreement, Level 3 purchased approximately 350 POPS (points of presence) across the United States, and the related facilities, equipment and underlying circuits, plus the wholesale ISP customer base. The transaction excluded fiber optic cable obtained under the existing IRU agreement with Level 3 and McLeodUSA in the acquisition of Splitrock. The parties also entered into operating agreements enabling McLeodUSA to continue providing service and support to customers in its 25-state footprint.

Telecommunications Industry

The Federal Communications Commission ("FCC,") estimates that the aggregate U.S. telecommunications revenues, including local, long distance, private line, data telecommunications and wireless services, were approximately $302 billion in 2001. Of that total, local services generated approximately $128 billion (over 42%), toll services generated approximately $99 billion and wireless services accounted for approximately $75 billion of revenues in 2001. The communications industry is undergoing substantial changes due to macroeconomic, regulatory, and technological developments, changes in the competitive landscape, and restructuring in the industry.

The market for local exchange services consists of a number of distinct service components, including: switched and dedicated local calling services (including local usage and various features provided by the central office switch); local private line services (in which a transmission path between fixed points is dedicated to the use of a particular customer); and local network access services (in which various local network components are used to originate or terminate local and long distance calls). Other related services include operator services, Internet access, calling cards, publication of "white page" and "yellow page" telephone directories and the sale of business telephone equipment.

Historically, the market for local exchange service has been dominated by incumbent local telephone companies, each of which have been the monopoly provider of these services for its service area. In addition to numerous independent and smaller incumbent local telephone companies, there are now four large local telephone companies—SBC, Qwest, BellSouth and Verizon. These large local telephone companies are referred to as "RBOCs" (Regional Bell Operating Companies). The RBOCs have the authority to provide local telephone service, local access service, toll service, and other services.

The Telecommunications Act of 1996 substantially expanded opportunities to compete with incumbent local telephone companies by eliminating state legal prohibitions on competition and requiring large incumbent local telephone companies to allow other providers (competitive local telephone companies) to purchase elements of the incumbent's network in order to offer service to end users. The Telecommunications Act of 1996 also requires all telecommunications companies to allow other telecommunications providers to interconnect with their communications facilities and equipment on reasonable, non-discriminatory terms. In addition, incumbent local telephone companies are obligated to provide local number portability and dialing parity upon request and make their local services available for resale by competitors. Incumbent local telephone companies are also required to allow competitors nondiscriminatory access to poles, conduit space and other rights-of-way. A number of states have taken additional regulatory and legislative action to open local communications markets to competition.

As a result of these and other developments, competitive local telephone companies have gained significant market share since the enactment of the Telecommunications Act of 1996. According to the FCC, as of June 2003, competitive local telephone companies provided 26.9 million, or 14.7% of the approximately 182.8 million in-service local telephone lines used by end users, representing 9% growth in competitive local telephone company market size during the first six months of 2003. About 24% of these lines are served over local loop facilities owned by the competitive local telephone companies.

As a result of regulatory changes, the RBOCs are now permitted to offer long distance services once it has been demonstrated that certain competitive conditions have been met. This is increasing customer expectations that their telecommunications providers will be able to offer them a complete package of services (local, long distance, voice and data). These regulatory changes are causing interexchange carriers to include local services in their product offering. Also, new technologies continue to emerge, which introduce or enhance products or help the industry lower costs. Currently, it is unclear whether such technological advances will fundamentally change the structure of the industry. Some emerging fixed wireless and voice over the Internet ("VoIP") technologies may in the future reduce the industry's dependence on the RBOC copper loops for the last mile to the customer.

The FCC estimates that high-speed (200 kbps or more in at least one direction) data lines connecting homes and businesses to the Internet increased by 18% during the first half of 2003, to a total of 23.5 million lines (or wireless channels) in service.

Competition

The communications services industry is highly competitive. McLeodUSA faces intense competition in all of our markets. Our local exchange business competes with incumbent local telephone companies, which generally dominate their respective local telecommunications markets while also being our largest supplier. Our largest local service competitors, the RBOCs, have gained approval to offer long distance services in all states in our 25-state footprint. Our long distance services also compete with the services of hundreds of other companies in the long distance marketplace in most states. Verizon, SBC, AT&T, MCI and Sprint currently dominate the long distance market. The RBOCs have become important long distance competitors in each state in which we offer service. Our local and long distance services also compete with the services of other competitive local telephone companies in many markets.

Other competitors may include cable providers, providers of communications network facilities dedicated to particular customers, microwave and satellite carriers, wireless telecommunications providers, private networks owned by large end users, municipalities, electrical utilities and telecommunications management companies. Increasingly, McLeodUSA is subject to competition from Internet telephony and other Internet Protocol-based voice telecommunications service providers, which are currently subject to substantially less regulation than competitive and incumbent local telephone companies. Many of our existing and potential competitors have financial and other resources far greater than ours.

Many of our competitors offer a greater range of communications services, or offer them in more geographic areas. For example, while our target market covers 25 states, many of our competitors are national or international in scope. Our inability to offer as wide a range of services as many of our competitors, or to offer them in as many locations, could result in our not being able to compete effectively against them.

Regulation

Our services are subject to federal, state and local regulation. In addition to industry specific regulation (such as FCC and state regulation of our telephone businesses), municipalities and other local government agencies regulate limited aspects of our business, such as use of government owned rights of way, construction permits and building codes. The following description covers some of the major regulations affecting us, but there are numerous other areas of regulation which materially influence our business.

The FCC has jurisdiction over our telecommunications facilities and services to the extent they are used to provide, originate or terminate interstate or international telecommunications. State regulatory commissions retain jurisdiction over the same facilities and services to the extent they are used to originate or terminate intrastate telecommunications. Local governments may require McLeodUSA to obtain licenses, permits or franchises regulating use of public rights-of-way necessary to install and operate our networks. In addition, the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC. Through our subsidiaries, we hold various federal and state regulatory authorizations. We often join other industry members in seeking regulatory reform at the federal and state levels to open additional telecommunications markets to competition, and to preserve existing pro-competitive conditions.

The FCC classifies us as a non-dominant carrier, so our interstate and international rates are not subject to material federal regulation. We must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory, and must maintain geographically averaged interstate rates as required by federal law. The FCC limits the charges that McLeodUSA and other competitive local telephone companies can charge to long distance companies for access to their end user customers, and has a proceeding pending in which it is reviewing all types of intercarrier compensation. The FCC does impose prior approval requirements on transfers of control and assignments of radio licenses and operating authorizations and on discontinuation of services. The FCC has the authority to condition, modify, cancel, terminate or revoke such licenses and authorizations for failure to comply with federal laws or the rules, regulations and policies of the FCC. The FCC may also impose fines or other penalties for such violations.

The FCC has established a "universal service" program that is supposed to ensure that affordable, quality telecommunications services are available to all Americans. The Telecommunications Act of 1996 sets forth policies and establishes certain standards in support of universal service, including that consumers in rural areas should have access to telecommunications and information services that are reasonably comparable in rates and other terms to those services provided in urban areas.

McLeodUSA is required to make contributions to support federal and state universal service goals. Our contribution to federal universal service support programs is assessed against our interstate and international end user telecommunications revenues. The contribution factor for the fourth quarter of 2003 is 9.2% of our interstate and international end user telecommunications revenue. McLeodUSA's contribution to state universal service programs is assessed against our intrastate revenues. Although many states are likely to adopt an assessment methodology similar to the federal methodology, states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. In 2003, we paid approximately $15.4 million to the federal program and approximately $3.5 million to state programs.

Telephone companies are subject to limitations on the use of customer information the carrier acquires by virtue of providing telecommunications services. Protected information includes information related to the quantity, technical configuration, type, destination and the amount of use of services. A carrier may not use such information acquired through one of its service offerings to market certain other service offerings without the approval of the affected customers. These restrictions may affect the ability of McLeodUSA to market a variety of packaged services to existing customers.

A customer may change its preferred long distance carrier at any time, but the FCC and some states regulate this process and require that specific procedures be followed. When these procedures are not followed, particularly if the change is unauthorized or fraudulent, the process is known as "slamming." The FCC has levied substantial fines for slamming and has increased the penalties for slamming, although no such fines have been assessed against us.

The FCC has implemented changes to its rules for telemarketing activities by telecommunications services providers. The FCC rules require us to implement procedures to avoid calling individuals who have placed their names on a national do-not-call list, limit our use of technologies that improve the efficiency of our telemarketing efforts, limit the hours in which we may place telemarketing calls, limit the number of calls abandoned and limit the time before which individuals are connected to a salesperson. Rules such as these reduce the effectiveness of our telemarketing efforts and result in additional customer acquisition costs.

In addition to providing services as a regulated common carrier, through McLeodUSA Network Services, we provide certain competitive access services as a private carrier on a substantially non-regulated basis. In general, a private carrier is one that provides service to customers on an individually negotiated contractual basis, as opposed to a common carrier that provides service to the public on the basis of generally available rates, terms and conditions. Some of our operations are also subject to federal and state regulatory requirements, including, in some states, bonding requirements, due to our direct marketing, telemarketing and sale of prepaid calling cards.

We provide intrastate common carrier services and are subject to various state laws and regulations. Most public utility commissions subject providers like us to some form of certification requirement, which requires providers to obtain authority from the state public utility commission before initiating service. In most states, we are also required to file tariffs setting forth the terms, conditions and prices for common carrier services that are classified as intrastate. We are often required to update or amend these tariffs when we adjust our rates or add new common carrier services, which may require prior regulatory approval, and are subject to various reporting and record-keeping requirements in these states. Some states impose service quality standards on our local service operations and require us to file reports showing our performance in meeting those standards.

Many states also require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law or the rules, regulations and policies of state regulatory authorities.

State utility commissions generally have authority to supervise telecommunications service providers in their states and to enforce state utility laws and regulations. Fines or other penalties also may be imposed for violations.

Generally, state utility commissions or third parties could raise issues with regard to our compliance with applicable laws or regulations which could have a material adverse effect on our business, results of operations and financial condition. Several state utility commissions have reviewed or are actively reviewing the propriety of certain agreements we entered into with Qwest, including Washington, Arizona, and Colorado, and these proceedings may result in fines or other sanctions against us or the imposition of other conditions detrimental to us, including the establishment of discounts available to other competitive telephone companies but not to us. Other states may initiate similar proceedings.

We are required to obtain construction permits and licenses or franchises to install and expand our fiber optic communications networks using rights-of-way. Some local governments, where we have installed or anticipate constructing networks, are proposing and enacting ordinances regulating use of rights-of-way and imposing various fees in connection with such use, including fees based on a percentage of certain revenues related to the use of the right-of-way. In some instances, we have negotiated interim agreements to authorize installation of facilities pending resolution of the fee issue. In some markets, we are objecting to or challenging various fees as improper under state or federal law. In many markets, the traditional local telephone companies do not pay rights-of-way fees or pay fees that are substantially less than ours. We must also negotiate and enter into franchise agreements with local governments in order to operate our video services networks.

The Telecommunications Act of 1996 imposes a number of access and interconnection requirements on all local telephone companies, including competitive local telephone companies, with additional requirements imposed on incumbent local telephone companies. These requirements are intended to ensure access to certain networks under reasonable rates, terms and conditions. The FCC has adopted rules regulating the pricing of the leasing of each separate element of the incumbent local telephone company's network, known as unbundled network elements. The U.S. Supreme Court has upheld both the FCC's authority to adopt such pricing rules, and the specific pricing guidelines created by the FCC. In May 2002, however, a decision by the U.S. Court of Appeals for the District of Columbia ("Court of Appeals") overturned many of the FCC rules regarding which network elements must be separately made available, or unbundled, by the incumbent local telephone companies for lease by competitive local telephone companies.

In 2002, the FCC issued a Notice of Proposed Rulemaking ("NPRM") on Wireline Broadband/Cable Modem Classification Proceedings. The subject of these proceedings is whether cable modem service and telecommunications broadband access to the Internet services should be subject to Title II and *Computer II/III* safeguards. The RBOCs have advocated asking the FCC to determine that their broadband services are "private carriage" only subject to Title I, which would mean that McLeodUSA would not be entitled to use network elements of the broadband network.

On February 20, 2003, the FCC announced a decision to revise its rules requiring the unbundling of network elements by the incumbent local telephone companies as part of its Triennial Review of the 1996 Telecom Act. The FCC released its Triennial Review Order ("TRO") in August 2003 modifying its rules governing availability of RBOC unbundled network elements to competitive carriers. The TRO established new rules governing the availability and pricing for the network elements the RBOCs must provide to competitive carriers, and delegated authority to the states to apply certain of the new rules in individual markets. Several parties filed appeals in different federal appellate courts, which appeals were consolidated in the Court of Appeals.

On March 2, 2004, the Court of Appeals issued a decision overturning many key elements of the TRO, remanding most of the order to the FCC for further action. The Court of Appeals ruled that the

FCC's delegation of final impairment decisions to state agencies was unlawful. The Court also reversed the FCC's nationwide finding of presumptive impairment for mass-market switches, and dedicated transport and loops. The Court directed the FCC to give stronger consideration to intermodal competition when revising its rules on remand. The Court upheld the FCC determination that RBOCs do not have to unbundle loops made up of a combination of copper and fiber or to provide CLECs access to new loops. The Court also upheld the FCC's findings that RBOCs are not required to provide unbundled switching to CLECs for business customers served by high-capacity loops, such as DS-1 or packet switching. State proceedings that had been started to determine whether DS-0 switch ports should remain available as unbundled network elements are being suspended in some states and continued in other states. The FCC has been given 60 days (or until a petition for a rehearing is denied) to implement new unbundling rules, after which those parts of the FCC's TRO that are inconsistent with the Court of Appeals' decision would be set aside. Certain parties have already announced plans to seek a stay and to appeal the Court of Appeals order to the United States Supreme Court. There can be no assurance that our businesses will not be adversely affected by the TRO, continued legal challenges to the TRO, new legislation passed in response to the TRO or any court decisions that result from continued legal challenges to the TRO or current regulations.

The FCC has also opened a Further Notice of Proposed Rulemaking seeking comment on whether the FCC should modify the pick-and-choose rule that permits requesting competitive local telephone companies to opt into individual portions of interconnection agreements without accepting all the terms and conditions of such agreements.

On September 10, 2003, the FCC issued an NPRM on TELRIC. This is a proceeding to review the Total Element Long Run Incremental Cost ("TELRIC") methodology used to determine the prices charged to competitive carriers for unbundled network elements. A change in pricing methodology that materially increases unbundled network element prices would increase our costs and could adversely affect our ability to compete. A decision is anticipated during 2004.

The FCC issued on March 10, 2004 its NPRM on "IP-enabled communications," which includes VoIP. The NPRM asks broad questions regarding the regulatory classifications of various "IP-enabled" services, including different VoIP services; the access charge and other intercarrier compensation implications; the universal service implications; and the other social policy implications such as law enforcement, disability and emergency 911 service issues and suggests, as a general proposition, that economic regulation of various IP-enabled services should be kept to a minimum. Certain RBOCs have advocated positions with respect to VoIP that, if adopted, could inhibit our ability to utilize VoIP and related technologies.

The FCC has enacted local number portability ("LNP") rules that allow consumers to switch providers and keep their existing phone number. In 1996, wireline carriers were required to permit wireline-to-wireline LNP in all U.S. markets. As of November 24, 2003, wireless carriers were required to implement wireless-to-wireless LNP in the top 100 Metropolitan Statistical Areas ("MSAs"), and wireline carriers were required to implement wireline-to-wireless LNP in all U.S. markets. Beginning May 24, 2004, wireless carriers must implement wireless-to-wireless LNP in all U.S. markets.

Regulations applicable to our business are subject to the political process and have changed repeatedly over the past decade. Further material changes in the law and regulatory requirements must be anticipated, including with respect to McLeodUSA's continued access to RBOC network elements and facilities that are necessary for McLeodUSA to provide services to our customers and at what prices. There can be no assurance that our business will not be adversely affected by future legislation, new regulation or deregulation, or by court decisions.

Risk Factors

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, set forth below are cautionary statements identifying important factors that could cause actual events or results to differ materially from any forward-looking statements made by us or on our behalf whether oral or written. We wish to ensure that any forward-looking statements are accompanied by meaningful cautionary statements in order to maximize to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause actual events or results to differ materially from our forward-looking statements.

Executing Our Business Strategy Involves Substantial Risks

There are substantial risks in implementing our business strategy, including:

- difficulties arising from a slower economy, which has adversely affected demand for communications services and may delay revenue growth and the length of time required to achieve profitability and positive cash flow;
- the chance for adverse regulatory, legislative and other governmental developments during the course of implementing our business strategy;
- reputation issues related to our bankruptcy that increase the risk that we may fail to attract customers;
- potential difficulties in retaining quality management to execute our business strategy; and
- we may not have sufficient capital to continue to invest in improved business systems to support a larger enterprise.

One or more of these factors, individually or combined, could affect adversely our ability to conduct our operations.

Financial Information Related to Our Post-Emergence Operations is Limited

Because we emerged from bankruptcy on April 16, 2002, and divested non-core assets in 2002, there is limited operating and financial data available from which to analyze our operating results and cash flows. As a result of fresh-start accounting, a comparison of information reflecting our results of operations and financial condition after our emergence from bankruptcy to prior periods may not be meaningful.

Our Business Does Not Generate Positive Cash Flow

To date, our telecommunication operations have not generated positive cash flow in any quarterly period. While the strategic initiatives we have undertaken to improve our business are designed to result in the telecommunication business eventually generating positive cash flow, there can be no assurance that these steps will be successful in the time and of the magnitude expected. Even if we achieve our targeted level of Adjusted Earnings before Interest, Taxes, Depreciation and Amortization, or "Adjusted EBITDA," we may continue with negative cash flow as a result of capital expenditures and projected interest on the amounts outstanding under the Credit Agreement dated as of May 31, 2000, as amended, among McLeodUSA Incorporated, the lenders party thereto, and JPMorgan Chase Bank, (the "Credit Agreement") and the Credit Agreement, dated as of April 16, 2002, as amended, among McLeodUSA Incorporated, the lenders party thereto, and JPMorgan Chase Bank, as Agent, ("the Exit Facility"). Maintaining access to the amounts that remain available under the Exit Facility is critical in funding our future operations.

We Expect to Incur Significant Losses Over the Next Several Years

If we do not become profitable in the future, we could have difficulty obtaining funds to continue our operations. We have incurred net losses every year since we began operations. McLeodUSA incurred a net loss applicable to its common shares of $300.3 million for the year ended December 31, 2003 and $204.9 million for the period April 17, 2002 to December 31, 2002. We expect to incur significant operating losses during the next several years. If we are unable to generate an operating profit in the future, there may be adverse consequences to our business.

We Have a Risk of Inadequate Liquidity

Under the Plan, and under the Credit Agreement and the Exit Facility, our post-restructuring liquidity position is as follows:

- as of the date the Plan was confirmed, April 5, 2002, the Exit Facility commitments were $110 million of which we have drawn $65 million;
- we are required to pay higher interest rates;
- after consummation of the Plan, our operations consist primarily of competitive communications service operations, which have not generated positive cash flow in any quarterly period; and
- during 2004, the Company will need to increase its revenue in order to meet certain restrictive covenants. If we cannot increase revenues we may be required to obtain modifications to the Exit Facility in order to access any unused portion. There can be no assurance that we can obtain such modifications.

Finally, we may need additional capital to expand our business and develop new products, which may be difficult to obtain. Failure to obtain additional capital may preclude us from developing or enhancing our products, taking advantage of future opportunities, growing our business or responding to competitive pressures.

Failure to Raise Necessary Capital Could Restrict Our Ability to Develop Our Network and Services

There can be no assurance that our capital resources will be sufficient to enable us to achieve operating profitability. Failure to generate or raise sufficient funds may require us to delay or abandon some of our plans or expenditures, which could harm our business and competitive position. We expect to meet our funding needs through various sources, including existing cash balances, our Exit Facility, vendor financing and cash flow from future operations. Our estimated aggregate capital expenditure requirements include the projected costs of:

- deploying network assets currently not in service;
- activating and augmenting voice and data switches;
- constructing, purchasing, developing or improving communications assets in our target markets; and
- improving the business infrastructure and systems to support a more efficient telecommunications company.

We also require substantial funds for general corporate and other expenses and may require additional funds for working capital fluctuations.

The Credit Agreement and the Exit Facility each place restrictions on our ability to make capital expenditures and engage in acquisitions.

We may meet any additional financial needs by issuing additional debt or equity securities or by borrowing funds under the Exit Facility. We cannot assure that we will have timely access to additional financing sources on acceptable terms. Our ability to issue debt securities, borrow funds from additional lenders and participate in vendor financing programs are restricted under the terms of the Credit Agreement and the Exit Facility, and there can be no assurance that the lenders thereunder will waive these restrictions if we need additional financing beyond that permitted. If they do not, we may not be able to develop our markets, operations, facilities, network and services as we intend.

Adverse Treatment of Cancellation of Debt Income and Net Operating Losses May Adversely Impact Our Financial Position

We realized substantial cancellation of debt, or "COD," income as a result of the implementation of the Plan. Because we were a debtor in a bankruptcy case at the time we realized the COD income, we were not required to include such COD income in our taxable income for federal income tax purposes. Instead, we were required to reduce certain of our tax attributes by the amount of COD income so excluded. We believe that all of the parent company's net operating loss carryovers, or "NOLs," were eliminated and certain of our other tax attributes (including alternative minimum tax credit carryovers and the tax basis of certain property we own) were reduced or eliminated, as a result of COD income being excluded pursuant to the Plan. Some of the tax attributes of our subsidiaries would be reduced or eliminated if it is determined that such reductions must be applied on a consolidated group basis rather than on a separate company basis.

An "ownership change" (as defined in Internal Revenue Code Section 382 ("Section 382")) occurred with respect to our stock in connection with the Plan. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation's stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. Section 382 may apply to limit our future ability to utilize any remaining NOLs generated before the ownership change and certain subsequently recognized "built-in" losses and deductions, if any, existing as of the date of the ownership change. Our ability and that of our subsidiaries to utilize new NOLs arising after the ownership change will not be affected.

A bankruptcy exception to the general Section 382 limitations may apply because our historic stockholders and creditors holding "qualified indebtedness" (as defined for purposes of Section 382) prior to the implementation of the Plan own at least 50% of our stock (by vote and value) after its implementation. Under this exception, our ability to utilize our pre-change NOLs would not be limited as described above, but the amount of our pre-change NOLs would be reduced by the amount of interest paid or accrued, during the current and immediately preceding three years, on the Notes in respect of which New Series A Preferred Stock was issued. The NOL adjustment for interest expense would be made prior to the tax attribute reductions described above. Under this exception, if we incur a second ownership change within two years of the change incurred as a result of the Plan, we would be unable to use any of our pre-change NOLs. We believe we qualify for the bankruptcy exception.

Our Bankruptcy and the Financial Difficulties of Other Competitive Communications Providers Could Adversely Affect Our Image and Our Financial Results

The effect, if any, which our bankruptcy proceedings may have on our future operations cannot be accurately predicted or quantified. Many other competitive local exchange carriers, long distance carriers and other communications providers have also experienced substantial financial difficulties over the recent past. These financial difficulties may diminish our ability to obtain further capital and may adversely affect the willingness of potential customers to purchase their communications services from us. They may also create network risk to the extent that supplies of long distance carriers with whom we do business are adversely affected.

Our Common Stock is Subject to Dilution

The issuance of shares of Class A Common Stock or options to management and employees would result in additional dilution of the prior equity interests of the holders of the Class A Common Stock which could adversely affect the market price and the value of Class A Common Stock. Moreover, the exercise of the warrants to purchase Class A Common Stock would result in a further dilution of the prior equity interests of the holders of the Class A Common Stock. There can be no assurance that we will not need to issue additional equity securities in the future in order to execute our business plan if we do not achieve our projected results or for other reasons, which could lead to further dilution to holders of the Class A Common Stock.

Our Class A Common Stock and Series A Preferred Stock Could Be Volatile, Increasing the Risk of Loss to Holders

The market price of our Class A Common Stock and Series A Preferred Stock could be subject to significant fluctuations in response to various factors and events, including the depth and liquidity of the trading market for our Class A Common Stock and Series A Preferred Stock, changes in the regulatory environment and variations in our operating results. In addition, in recent years the stock market in general, and the telecommunications sector in particular, have experienced broad price and volume fluctuations that have often been unrelated to the operating performance of the companies. Broad market fluctuations may also adversely affect the market price of our Class A Common Stock.

The Warrants for McLeodUSA Class A Common Stock Will Not Be Listed and May Have Limited Liquidity

We have not and do not intend to list the warrants to purchase shares of Class A Common Stock on the NASDAQ Stock Market or any national securities exchange. This may make the warrants illiquid and adversely affect the ability of holders thereof to sell warrants.

Risk of NASDAQ Delisting Our Common Stock

McLeodUSA is required to meet certain requirements to ensure continued listing on the NASDAQ SmallCap Market, including that common stock listed on the SmallCap Market maintain a minimum bid price of $1 per share. McLeodUSA currently meets the NASDAQ minimum listing standard bid price. However, there can be no assurance that we will continue to do so. Failure to comply with other quantitative and qualitative listing criteria of the NASDAQ SmallCap Market could also result in the delisting of our common stock. A delisting from the NASDAQ SmallCap Market may adversely affect the liquidity and market price of our common stock.

Election Not to be Subject to Section 203 May Make Us More Vulnerable to Takeovers

The Plan and the terms of our agreement with Forstmann Little required that we opt out of the provisions of Section 203 of the Delaware General Corporation Law in order to complete the restructuring. The election to eliminate the protection provided by Section 203 of the Delaware General Corporation Law may make us more vulnerable to takeovers without giving us the ability to prohibit or delay such takeovers as effectively.

The Loss of Key Personnel Could Weaken Our Technical and Operational Expertise, Hinder the Development of Our Markets and Lower the Quality of Our Service

For various reasons, we may not be able to retain experienced and innovative personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could cause us to make less successful strategic decisions, which could hinder the development of our markets. We could also be less prepared for technological or marketing problems, which could reduce our ability to serve our customers and lower the quality of our services. As a result, our financial condition could be adversely affected.

Chris A. Davis, our Chairman and Chief Executive Officer, Stephen C. Gray, our President, and G. Kenneth Burckhardt, our Executive Vice President and Chief Financial Officer, each play an important role within our company. Loss of these senior executives or other members of senior management could adversely affect our financial condition.

The Success of Our Communications Services Will Depend on Our Ability to Keep Pace with Rapid Technological Changes in Our Industry

Communications technology is changing rapidly. These changes influence the demand for our services and the competition we face. We need to be able to anticipate these changes and to develop and bring to market new and enhanced products and services quickly enough for the changing market. This will determine whether we can continue to increase our revenue and number of subscribers and remain competitive.

Failure to Obtain and Maintain Necessary Permits and Rights-of-Way Could Delay Installation of Our Networks and Interfere with Our Operations

To obtain access to rights-of-way needed to install, operate and maintain our fiber optic cable and other network elements, we must manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties. The failure to obtain or maintain any rights-of-way could interfere with our operations, delay any network expansion and adversely affect our business. For example, if we lose access to a right-of-way, we may need to spend significant sums to remove and relocate our facilities.

Our Dependence on the RBOCs to Provide Many of Our Communications Services Could Make It Harder for Us to Offer Our Services at a Profit

We depend on the RBOCs to provide many elements of our service. At the same time, the RBOCs are our largest competitors. Today, without using the unbundled network elements of these companies, we could not provide bundled local and long distance services to most of our customers. Because of this dependence, our communications services are highly susceptible to changes in the conditions for access to these facilities and to possible inadequate service quality provided by the RBOCs. Therefore, we may have difficulty offering our services on a profitable and competitive basis.

Qwest and SBC (including its wholly-owned subsidiaries SBC Midwest Corporation and Southwestern Bell Telephone Company) are our primary suppliers of network elements and communications services that allow us to transfer and connect calls. The communications facilities of our suppliers allow us to provide local service, long distance service and private lines dedicated to our customers' use. If these RBOCs or other companies are able to deny or limit our access to their communications network elements or wholesale services, we may not be able to offer our communications services at profitable rates.

In order to interconnect our network equipment and other communications facilities to network elements controlled by the RBOCs, we must enter into, maintain and renew interconnection agreements with them. Interconnection obligations imposed on the RBOCs by the Telecommunications Act of 1996 have been and continue to be subject to a variety of legal proceedings, including an upcoming FCC proceeding that proposes eliminating our ability to opt into portions of existing interconnection agreements, the outcome of which could affect our ability to obtain interconnection agreements on acceptable terms. There can be no assurance that we will succeed in obtaining interconnection agreements on terms that would continue to permit us to offer local services using our own communications network facilities at profitable and competitive rates. See "Business—Regulation" and "Legal Proceedings."

Actions by the RBOCs May Make it More Difficult for Us to Offer Our Communications Services

The RBOCs have pursued and continue to pursue measures before the FCC, the Congress, state public utility commissions, and state legislatures that may make it more difficult for us to offer our communications services. These efforts may result in regulatory changes that prevent or deter us from using their services or network elements. If the RBOCs withdraw or limit our access to services or charge us extraordinary fees or high prices relative to retail rates in any location, we may not be able to offer communications services in those locations, which would harm our business.

We anticipate that the RBOCs will continue to pursue litigation, regulations and legislation in states within our target market area to reduce regulatory oversight over their rates and operations. If adopted, these initiatives could make it more difficult for us to challenge RBOC actions in the future, which could adversely affect our business.

The RBOCs are also actively pursuing federal legislative and regulatory initiatives and litigation that could have the effect of decreasing the benefits to us of the provisions in the Telecommunications Act of 1996 intended to open local markets to competition, and that could increase the competition that we face from the RBOCs in data services, including by limiting the RBOCs' obligations to provide access to their facilities. If successful, these initiatives could make it more difficult for us to compete with the RBOCs and to offer services on a profitable and competitive basis.

RBOCs' Being Allowed to Offer Bundled Local and Long Distance Services in Our Markets Could Cause Us to Lose Customers and Revenue and Could Make It More Difficult for Us to Enter New Markets

Before being allowed to provide long distance services to customers in a state where it has been the dominant local telephone company, an RBOC was required to show compliance on a state-by-state basis that certain competitive conditions set forth in the Telecommunications Act of 1996 have been met. The RBOCs have successfully shown compliance in all states in our 25-state footprint. After obtaining authorization to provide interLATA services within a state, the RBOCs have generally been successful in gaining significant market share for such services. In addition, the ability of the RBOCs to expand their service offerings enhances their competitive position for local and other services. As a result of their obtaining long distance authority, the RBOCs could cause us to lose customers and revenues and make it more difficult for us to compete in those markets.

Intense Competition in the Communications Services May Adversely Impact Our Competitive and Financial Position

We face intense competition in all of our markets. This competition could result in loss of customers and lower revenue for us. It could also make it more difficult for us to enter new markets. Entrenched, traditional local telephone companies, including Qwest, SBC, BellSouth and Verizon, currently dominate their local communications markets and are gaining long distance market share in many states. We rely on them to provide our services and they are increasingly providing long distance and other integrated communications services. Three major competitors, AT&T, MCI and Sprint, dominate the long distance market, in which the RBOCs are increasingly gaining market share. Hundreds of other companies also compete in the long distance marketplace. Many companies, including AT&T, MCI and Sprint, also compete in the local and long distance marketplace. While we own a substantial amount of switching and transmission facilities, and are expanding our local networks, we must rely on the purchase of facilities from AT&T, MCI, Sprint and others to provide long distance services. Thus, our ability to compete is partially dependent on the willingness of our larger competitors and others to make available to us on favorable terms switching and transmission facilities or capacity.

Other competitors may include cable providers, providers of communications network facilities dedicated to particular customers, microwave and satellite carriers, wireless telecommunications providers, private networks owned by large end users, municipalities, electrical utilities and telecommunications management companies. Increasingly, we are subject to competition from Internet telephone and other IP-based telecommunications service providers, which are currently subject to substantially less regulation than competitive and traditional local telephone companies and are exempt from a number of taxes and regulatory charges that we are required to pay.

Many of our competitors offer a greater range of communications services, or offer them in more geographic areas. For example, while our target market covers 25 states, many of our competitors are national or international in scope. While we now offer wireless services to business customers, some of our competitors offer wireless services that are broader in scope, Internet content services, and other services. Furthermore, we depend upon the wireless network of a third party in order to offer wireless services. Our inability to offer as wide a range of services as many of our competitors or to offer them in as many locations, could result in our not being able to compete effectively against them.

These and other firms may enter, and in some cases have entered, the markets where we focus our sales efforts, which may create downward pressure on the prices for our services and negatively affect our returns. Many of our existing and potential competitors have financial and other resources far greater than ours. In addition, the trend toward mergers and strategic alliances in the communications industry may strengthen some of our competitors and could put us at a significant competitive disadvantage. See "Business—Competition."

Developments in the Wireless Telecommunications Industry Could Make It More Difficult for Us to Compete

The wireless telecommunications industry is experiencing increasing competition, consolidation and significant technological change. Wireless Internet services, high speed data services and other more advanced wireless services are also gaining in popularity. These developments may make it more difficult for us to gain and maintain our share of the communications market, which may facilitate the migration of wireline usage to wireless services. Although we have begun to offer wireless services in our bundle of services offered to business customers, we do not offer such service to our other customers. In addition, we use the wireless network of a third party to offer wireless services. We could face additional competition from users of new wireless technologies including, but not limited to, currently unlicensed spectrum.

Many of the wireless carriers have financial and other resources far greater than ours and have more experience testing and deploying new or improved products and services. The largest wireless carriers, Verizon Wireless and Cingular, both have common ownership interests with RBOCs. This means that RBOCs are better positioned to offer both wireless and landline telecommunications services and can offer bundled services that may be more attractive to our customers than landline offerings alone. Mobile wireless is also "cannibalizing" long distance minutes and local landline installations. In addition, several wireless competitors operate or plan to operate wireless telecommunications systems that encompass most of the United States, which could give them a significant competitive advantage.

Government Regulation May Increase Our Cost of Providing Services, Slow Our Network Construction and Subject Our Services to Additional Competitive Pressures

Our facilities and services are subject to federal, state and local regulations. The time and expense of complying with these regulations could slow down our network construction, increase our costs of providing services and subject us to additional competitive pressures. One of the primary purposes of the Telecommunications Act of 1996 was to open the local telephone services market to competition. While this has presented us with opportunities to enter local telephone markets, it also provides important benefits to the RBOCs, such as the ability, under specified conditions, to provide long distance service to customers in their respective regions. In addition, we need to obtain and maintain licenses, permits and other regulatory approvals in connection with some of our services. Any of the following could adversely affect our business:

- failure to comply with federal and state tariff requirements;
- failure to maintain proper federal, state and municipal certifications or authorizations;
- failure to comply with federal, state or local laws and regulations;
- failure to obtain and maintain required licenses and permits;
- burdensome license or permit requirements to operate in public rights-of-way; and
- burdensome or adverse regulatory requirements.

Regulatory developments have enhanced the ability of other companies to compete against us, including by providing the RBOCs with increased pricing flexibility for many services, decreasing the RBOCs' access charges, decreasing the requirements for unbundling of network elements, and altering the manner in which local telephone services are supported by other services.

State and federal regulations to which we are subject require prior approval for a range of different corporate activities, such as transfers of direct and indirect control of authorized telecommunications carriers, certain corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence by carriers of significant debt obligations.

Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law or the rules, regulations and policies of state regulatory authorities. State utility commissions generally have authority to supervise telecommunications service providers in their states and to enforce state utility laws and regulations. Fines or other penalties also may be imposed for violations. Several state utility commissions have reviewed or are reviewing the propriety of certain agreements we entered into with Qwest, including Washington, Arizona and Colorado. State utility commissions or third parties could raise issues with regard to our compliance with applicable laws or regulations, which could have a material adverse effect on our business, results of operations and financial condition. See "Business—Regulation" and "Legal Proceedings."

The legislative and regulatory environment in which we operate continues to undergo significant changes. Many of the developments discussed herein are subject to further legislative and regulatory actions as well as litigation and court review. There can be no assurance that our business will not be adversely affected by future legislation, regulation or court decisions.

Triennial Review Order May Affect our Business

In August 2003, the FCC released its Triennial Review Order in connection with the Commission's review of unbundled network elements or UNEs the incumbent carriers are required to sell to competitive carriers such as us at TELRIC rates, which reflect efficient costs plus a reasonable profit. Competitive carriers such as us may depend upon their ability to obtain access to these UNEs in order to provision services to their customers. The FCC ordered that it would deregulate access to the incumbent carriers' fiber/broadband network but would continue to require that incumbents provide access to their copper network and to DS-1 and DS-3 loops and transport. We primarily lease the incumbents' copper network and DS-1s/T-1s to serve our customers. Although the FCC found that competitive carriers are impaired without access to UNE loops and transport, the FCC provided state commissions with an analytical framework to determine impairment on a route-by-route basis.

On March 2, 2004, the Court of Appeals issued a decision overturning many key elements of the TRO, remanding most of the order to the FCC for further action. The Court of Appeals ruled that the FCC's delegation of final impairment decisions to state agencies was unlawful. The Court also reversed the FCC's nationwide finding of presumptive impairment for mass market switches, and dedicated transport and loops. The Court directed the FCC to give stronger consideration to intermodal competition when revising its rules on remand. The Court upheld the FCC determination that RBOCs do not have to unbundle loops made up of a combination of copper and fiber or to provide CLECs access to new loops. The Court also upheld the FCC's findings that RBOCs are not required to provide unbundled switching to CLECs for business customers served by high-capacity loops, such as DS-1 or packet switching. State proceedings that had been started to determine whether DS-0 switch ports should remain available as unbundled network elements are being suspended in some states and continued in other states. The FCC has been given 60 days (or until a petition for a rehearing is denied) to implement new unbundling rules, after which those parts of the FCC's TRO that are inconsistent with the Court of Appeals' decision would be set aside. Certain parties have already announced plans to seek a stay and appeal the Court of Appeals order to the United States Supreme Court. There can be no assurance that our businesses will not be adversely affected by the TRO, continued legal challenges to the TRO, new legislation passed in response to the TRO or any court decisions that result from continued legal challenge to the TRO or current regulations.

ITEM 2. PROPERTIES.

Our headquarters are located in Cedar Rapids, Iowa, on 168 acres we own and on which we have developed an office complex known as McLeodUSA Technology Park. The buildings consist of a two-story, 320,000-square-foot office building which also houses telephone switching and computer equipment and a 36,000-square-foot maintenance building and warehouse.

We also conduct business activities at many other locations, either leased or owned. These include facilities located throughout our 25-state footprint used in connection with the construction and operation of our network. Our locations also include approximately 80 sales offices in our 25-state footprint as of December 31, 2003. The following are the principal facilities at which we have business operations:

- 27,000 square feet of office space in Houston, Texas, under a lease expiring in June 2005;
- 41,560 square feet of office space in Springfield, Missouri, under a lease expiring in November 2007; and
- 163,000 square feet of office space in Tulsa, Oklahoma, which serves as the headquarters for our network operations, under a lease expiring in December 2007.

As we continue to implement our business strategy, we are selectively divesting ourselves of real estate that is no longer necessary to our operations.

ITEM 3. LEGAL PROCEEDINGS.

On December 7, 2000, McLeodUSA acquired CapRock Communications Corp. ("CapRock") pursuant to an Agreement and Plan of Merger, dated October 2, 2000, in exchange for approximately 15.0 million shares of Class A Common Stock. Several class action complaints were filed in the United States District Court for the Northern District of Texas on behalf of all purchasers of CapRock common stock during the period April 28, 2000 through July 6, 2000. The lawsuits principally alleged that, prior to its merger with McLeodUSA, CapRock made material misstatements or omissions of fact in violation of Section 10(b) of the Securities Exchange Act. Consolidated with these claims were allegations that CapRock's June 2000 registration statement for a public offering of common stock contained materially false and misleading statements and omitted certain material information about

CapRock in violation of Section 11 of the Securities Act. The named defendants in these lawsuits included CapRock and certain of its officers and directors. On September 22, 2003, the parties executed a Stipulation of Settlement by which the parties agreed to settle the action for a cash payment of $11 million which would be covered by a combination of insurance and a rebate of previously paid insurance premiums. Final court approval was granted on November 20, 2003.

Former Chairman Clark E. McLeod, President Stephen C. Gray (then also Chief Executive Officer), Chairman and Chief Executive Officer Chris A. Davis (then Chief Operating and Financial Officer), and former Chief Financial and Accounting Officer J. Lyle Patrick (the "Individual Defendants") are defendants in a number of putative class action complaints that have been consolidated into a single complaint entitled In Re McLeodUSA Incorporated Securities Litigation, Civil Action No. C02-0001 (N.D. Iowa) (the "Iowa Class Action"). The Individual Defendants have filed a motion to dismiss the amended consolidated complaint in the Iowa Class Action. A magistrate judge has issued a recommended ruling denying the motion to dismiss. In response to the magistrate judge's ruling, the Individual Defendants filed objections, which now have been fully briefed. The recommended ruling and the Individual Defendants' objections are now awaiting final disposition by the district judge. One of the putative class plaintiffs, New Millenium Growth Fund LLC, also filed proofs of claim against McLeodUSA in McLeodUSA's Chapter 11 Case for at least $104,650 on its own behalf and for no less than approximately $300 million (plus interest, costs and attorneys' fees as allowed) on behalf of all class claimants in the Iowa Class Action (the "Bankruptcy Claims" and, together with the Iowa Class Action, the "Securities Claims"). As the Securities Claims are in early stages, it is impossible to evaluate the likelihood of unfavorable outcomes or, with respect to the Iowa Class Action, to estimate the amount or range of potential loss, if any, to McLeodUSA. With respect to the Bankruptcy Claims, on May 2, 2002 the Bankruptcy Court issued an order establishing a disputed claims reserve of 18,000,000 shares of Reorganized McLeodUSA Class A Common Stock. Any recovery from the Bankruptcy Claims would be limited to those shares of stock. McLeodUSA believes that the Securities Claims are without merit and intends to defend them vigorously.

McLeodUSA has indemnification obligations running to the Individual Defendants, the terms of which provide for no limitation to the maximum potential future payments under such indemnifications. McLeodUSA is unable to develop an estimate of the maximum potential amount of future payments under the indemnifications due to the inherent uncertainties involved in such litigation. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its current and former Directors and Officers.

McLeodUSA is also involved in numerous regulatory proceedings before various public utility commissions and the FCC, particularly in connection with actions by the RBOCs. McLeodUSA anticipates the RBOCs will continue to pursue litigation, regulations and legislation in states within McLeodUSA's 25-state footprint and before the FCC to reduce regulatory oversight and regulation over rates, network access and operations. The RBOCs are also actively pursuing major changes in the Telecommunications Act of 1996, by regulatory litigation and legislation, which McLeodUSA believes would adversely affect competitive telecommunications service providers including McLeodUSA. If adopted, these initiatives could make it more difficult for McLeodUSA to challenge the RBOCs' actions, or to compete with the RBOCs, in the future. There are no assurances that McLeodUSA will prevail in its disputes with the RBOCs.

The FCC released its Triennial Review Order in August 2003 modifying its rules governing availability of RBOC unbundled network elements to competitive carriers. The Triennial Review Order established new rules governing the availability and pricing for the network elements the RBOCs must provide to competitive carriers, and delegated authority to the states to apply certain of the new rules in individual markets. Several appeals of the TRO were consolidated in the Court of Appeals for the District of Columbia. On March 2, 2004, the Court of Appeals issued a decision overturning many key elements of the TRO, remanding most of the order to the FCC for further action. The Court of

Appeals ruled that the FCC's delegation of final impairment decisions to state agencies was unlawful. The Court also reversed the FCC's nationwide finding of presumptive impairment for mass market switches, and dedicated transport and loops. The Court directed the FCC to give stronger consideration to intermodal competition when revising its rules on remand. The Court upheld the FCC determination that RBOCs do not have to unbundle loops made up of a combination of copper and fiber or to provide CLECs access to new loops. The Court also upheld the FCC's findings that RBOCs are not required to provide unbundled switching to CLECs for business customers served by high-capacity loops, such as DS-1 or packet switching. State proceedings that had been started to determine whether DS-0 switch ports should remain available as unbundled network elements are being suspended in some states and continued in other states. The FCC has been given 60 days (or until a petition for a rehearing is denied) to implement new unbundling rules, after which those parts of the FCC's TRO that are inconsistent with the Court of Appeals' decision would be set aside. Certain parties have already announced plans to seek a stay and appeal the Court of Appeals order to the United States Supreme Court. There can be no assurance that our businesses will not be adversely affected by the TRO, continued legal challenges to the TRO, new legislation passed in response to the TRO or any court decisions that result from continued legal challenges to the TRO or current regulations.

On September 10, 2003, the FCC issued a Notice of Proposed Rulemaking on TELRIC. This is a proceeding to review the TELRIC methodology used to determine the prices charged to competitive carriers for unbundled network elements. A change in pricing methodology that materially increases unbundled network element prices would increase our costs and could adversely affect our ability to compete. A decision is anticipated during 2004.

The FCC issued on March 10, 2004 its NPRM on "IP-enabled communications," which includes VoIP. The NPRM asks broad questions regarding the regulatory classifications of various "IP-enabled" services, including different VoIP services; the access charge and other intercarrier compensation implications; the universal service implications; and the other social policy implications such as law enforcement, disability and emergency 911 service issues and suggests, as a general proposition, the economic regulation of various IP-enabled services should be kept to a minimum.

Generally, state utility commissions or third parties could raise issues with regard to our compliance with applicable laws or regulations which could have a material adverse effect on our business, results of operations and financial condition. Several state utility commissions have reviewed or are actively reviewing the propriety of certain agreements we entered into with Qwest, including Washington, Arizona, and Colorado, and these proceedings may result in fines or other sanctions against us or the imposition of other conditions detrimental to us, including the establishment of discounts available to other competitive telephone companies but not to us. Other states may initiate similar proceedings.

McLeodUSA is not aware of any other material litigation against it. McLeodUSA does, however, have various other legal proceedings pending against it or its subsidiaries or on its behalf or that of its subsidiaries.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR MCLEODUSA COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Effective September 30, 2002, the listing of our Class A Common Stock and Series A Preferred Stock moved from the NASDAQ National Market to the NASDAQ SmallCap Market. McLeodUSA Class A Common Stock is quoted on the NASDAQ SmallCap Market under the symbol "MCLD." McLeodUSA Class B Common Stock and Class C Common Stock are neither registered under the Securities Act of 1933 nor publicly traded.

Predecessor McLeodUSA. The following table sets forth for the periods indicated the high and low sales price per share of Predecessor McLeodUSA Class A Common Stock as reported by the NASDAQ National Market. The prices per share of the Predecessor McLeodUSA Class A Common Stock have not been adjusted to reflect the exchange that occurred upon our emergence from bankruptcy.

	High	Low
2002		
First Quarter, through January 31, 2002	$0.38	$0.15

On January 31, 2002, the trading of Predecessor McLeodUSA Class A Common Stock on the NASDAQ National Market was halted. The last reported sale price of Predecessor McLeodUSA Class A Common Stock was $0.18 per share. Due to our reorganization under Chapter 11, we do not believe that the historical stock prices of Predecessor McLeodUSA are indicative of the future performance of our common stock.

McLeodUSA Class A Common Stock. McLeodUSA Class A Common Stock commenced trading on the NASDAQ National Market on April 18, 2002. The following table sets forth for the periods indicated the high and low sales price per share of McLeodUSA Class A Common Stock as reported by the NASDAQ National Market or the NASDAQ SmallCap Market, as applicable.

	High	Low
2002		
Second Quarter, beginning April 18, 2002	$1.53	$0.31
Third Quarter	$0.66	$0.25
Fourth Quarter	$1.10	$0.25

	High	Low
2003		
First Quarter	$1.04	$0.51
Second Quarter	$1.55	$0.53
Third Quarter	$1.82	$0.86
Fourth Quarter	$1.78	$1.00

On March 1, 2004, there were 4,596 holders of record of our Class A Common Stock, two holders of record of our Class B Common Stock and one holder of record of our Class C Common Stock, all $.01 par value per share.

Dividend Policy

We have never declared or paid any cash dividends on Predecessor McLeodUSA Class A Common Stock or McLeodUSA Class A, Class B or Class C Common Stock and do not anticipate paying these dividends in the foreseeable future. The Credit Agreement and the Exit Facility as well as the terms of the Series A Preferred Stock restrict our ability to pay cash dividends on our common stock. Future dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions in financing agreements and such other factors as our Board of Directors may deem relevant. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Securities Authorized for Issuance under Equity Compensation Plans

The following table presents certain information about our equity compensation plans as of December 31, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	56,990,410	$1.17	8,183,387
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	56,990,410	$1.17	8,183,387

ITEM 6. SELECTED FINANCIAL DATA.

In connection with our reorganization, McLeodUSA completed the sale of certain businesses, including Pubco and Illinois Consolidated Telephone Company and associated businesses. In accordance with Statement of Financial Accounting Standards No. 144 ("SFAS 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Selected Consolidated Financial Data of McLeodUSA below reflects these businesses and other businesses that were sold as discontinued operations. The financial information presented for 1999 through 2001 is unaudited. For a more detailed discussion of SFAS 144 and the basis of presentation of McLeodUSA's financial statements, see Item 8. "Financial Statements and Supplementary Data" in this Form 10-K.

The adoption of fresh start accounting as of April 16, 2002 materially changed the amounts previously recorded in the consolidated financial statements. Due to the requirements of SOP 90-7, the financial results for the periods subsequent to April 17, 2002 have been separately presented under the label "Reorganized McLeodUSA."

Selected Consolidated Financial Data of McLeodUSA
(In millions, except per share data)

	Predecessor McLeodUSA				Reorganized McLeodUSA	
	December 31, 1999	December 31, 2000	December 31, 2001	January 1-April 16, 2002	April 17-December 31, 2002	December 31, 2003
	(unaudited)	(unaudited)	(unaudited)			
Operations Statement:						
Revenue	$ 536.0	$ 948.2	$ 1,276.4	$ 311.4	$ 680.7	$ 869.0
Operating Expenses						
Cost of service (exclusive of depreciation and amortization expense shown separately below)	315.2	600.7	845.7	211.2	410.3	498.9
Selling, general and administrative	245.1	384.8	470.3	108.9	240.4	312.2
Depreciation and amortization	136.9	343.9	538.2	126.3	217.9	340.5
Reorganization charges, net	—	—	—	1,596.8	—	—
Restructuring, asset impairment and other charges (adjustment)	—	—	2,942.1	(6.8)	(0.1)	(0.2)
Total operating expenses	697.2	1,329.4	4,796.3	2,036.4	868.5	1,151.4
Operating loss	(161.2)	(381.2)	(3,519.9)	(1,725.0)	(187.8)	(282.4)
Interest expense, net	(90.3)	(102.3)	(241.2)	(33.2)	(30.8)	(35.8)
Other income (expense)	5.3	(24.5)	109.8	2.0	(0.5)	22.5
Gain on cancellation of debt	—	—	—	2,372.8	—	—
(Loss) income from continuing operations	(246.2)	(508.0)	(3,651.3)	616.6	(219.1)	(295.7)
Income from discontinued operations	25.9	30.7	51.5	167.1	17.7	—
Net (loss) income	(220.3)	(477.3)	(3,599.8)	783.7	(201.4)	(295.7)
Gain on exchange of preferred stock	—	—	851.2	—	—	—
Preferred stock dividend	(17.7)	(54.4)	(45.9)	(4.8)	(3.5)	(4.6)
(Loss) income applicable to common shares	$(238.0)	$(531.7)	$(2,794.5)	$ 778.9	$(204.9)	$ (300.3)
Basic and diluted (loss) income per common share:						
(Loss) income from continuing operations	$ (0.60)	$ (1.01)	$ (4.59)	$ 0.97	$ (0.80)	$ (1.07)
Discontinued operations	0.06	0.06	0.08	0.27	0.06	—
(Loss) income per common share	$ (0.54)	$ (0.95)	$ (4.51)	$ 1.24	$ (0.74)	$ (1.07)
Weighted average common shares outstanding	443.1	558.4	620.3	627.7	276.3	280.4

	Predecessor McLeodUSA			Reorganized McLeodUSA	
	December 31,			December 31,	
	1999	2000	2001	2002	2003
	(unaudited)	(unaudited)	(unaudited)		
Balance Sheet Data:					
Current assets (excluding assets held for sale)	$1,405.0	$ 362.3	$ 322.0	$ 289.9	$ 144.5
Assets held for sale	757.9	880.0	781.2	11.1	2.0
Working capital (deficit)	1,821.7	370.5	(2,499.8)	22.4	42.6
Property and equipment, net	1,028.5	2,704.9	2,459.0	1,203.1	1,007.7
Total assets	4,203.1	7,357.0	4,755.1	2,000.3	1,630.6
Long-term debt, less current maturities	1,730.0	2,709.4	945.5	704.9	717.3
Redeemable convertible preferred stock	1,000.0	1,000.0	156.1	172.6	131.1
Stockholder's equity	1,108.5	2,756.1	27.0	775.8	521.7

	Predecessor McLeodUSA				Reorganized McLeodUSA	
	Year-Ended December 31,			January 1 to April 16, 2002	April 17 to December 31, 2002	Year-Ended December 31, 2003
	1999	2000	2001			
	(unaudited)	(unaudited)	(unaudited)			
Other Financial Data:						
Capital expenditures						
Property, plant and equipment	$478.8	$1,138.3	$631.2	$37.2	$88.0	$78.4
Business acquisitions	$531.3	$2,293.8	$ 43.5	$ —	$ —	$ —

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read together with our consolidated financial statements and the notes thereto and the other financial data appearing elsewhere in this Form 10-K.

Unless otherwise indicated, all dollar amounts in the following Management's Discussion and Analysis of Financial Condition and Results of Operations that exceed $1 million have been rounded to one decimal place and all dollar amounts less than $1 million have been rounded to the nearest thousand.

Executive Overview

In the fourth quarter of 2001, the Company developed a revised strategic plan, which focused on profitable revenue growth in our 25-state footprint. This plan served as the basis for our re-capitalization with our principal shareholder, Forstmann Little & Co., our lender group, and our Preferred Shareholders, as well as the structuring of the Exit Facility and continues to serve as the basis of our yearly operating plans.

In order to execute our plan we initiated a variety of programs across the business to significantly improve the customer experience, eliminate unneeded infrastructure and cost, improve the quality of the network and grow the top line revenues. Over the past two years the Company has successfully executed nearly all of these programs. The operational and financial results of the Company, as reported in its quarterly and annual financial releases, reflect the significant progress that has been made in the operational areas.

From a revenue perspective, however, the Company's revenues have not increased as forecasted and have been declining since 2002, albeit at a reduced rate in the past few quarters. The decline in revenue was driven by the Company's program to eliminate non-profitable customers, turnover of customers to competitors in excess of new customers acquired, reduction of long distance minutes used by our customer base, reduction in access rates as mandated by the FCC, and lower prices for some of our products. The Company has taken significant actions to increase revenue, including introduction of new competitively priced products, reorganization of the sales operation into three distinct channels, hiring of experienced executive sales leadership, expanding the involvement of the board of directors and executive staff in the sales process and reducing customer churn. While the Company believes that these actions will over time result in profitable new revenue growth, the timing and amount of that growth is yet to be determined.

The strategic plan and recapitalization anticipated that the Company would require additional funding to ultimately reach positive earnings and cash flow and established the Exit Facility of $160 million and obtained funding for $110 million of that facility as a revolver. In order to access the Exit Facility, the Company must be in compliance with certain restrictive covenants. In the third quarter of 2003 the Company recognized that as a result of the continued decline in revenues it was at risk in being unable to meet some of its restrictive debt covenants in the future. The Company met with its lender group and was able to obtain an amendment to those covenants and was in full compliance at the end of 2003. Going forward the Company will need to increase its revenue in order to meet some of the restrictive covenants. If the Company cannot increase revenues it may be required to obtain waivers or further modifications of certain covenants in order to access any unused portion of the Exit Facility. While the Company believes it has strong relationships with its lender group, there can be no assurance that the Company could obtain such waivers or the necessary covenant amendments.

The Company has undertaken numerous actions to conserve cash over the past 18 to 24 months including the reduction of capital expenditures and selling, general and administrative expenses

("SG&A"), as well as the execution of its extensive cost reduction efforts initiated in late 2001. Going forward we will continue to execute on these initiatives and implement additional similar actions to conserve cash until our revenue growth initiatives take hold. We have been selective in managing capital expenditures and do not believe that any of the reductions in capital spending will have an impact on our ability to grow revenues. Ultimately, we believe the Company will be successful in executing its strategy to profitably grow revenue. However, if the timing of such growth limits or restricts our access to the unused portion of the Exit Facility, then we would be required to initiate more aggressive expense reductions and potentially seek alternative sources of funding.

Overview of Our Business

McLeodUSA derives most of its revenue from its core competitive telecommunications and related communications services. These services include local and long distance services; dial-up and dedicated Internet access services; wireless services; high-speed/broadband Internet access services using DSL, cable modems, and dedicated T1 access; bandwidth and network facilities leasing, sales and services, including access services; facilities and services dedicated for a particular customer's use; and value-added services such as virtual private networks and web hosting. During the third quarter of 2003 we entered into a multi-year wholesale agreement with a nationwide wireless carrier in order to offer wireless voice services to our customers. We began marketing and selling wireless services in the fourth quarter of 2003.

As of December 31, 2003, we operated a network with 663 access nodes collocated in RBOC central offices. We serve our customers by using various loop/access unbundled network elements ("UNEs") provided by the RBOCs and aggregating them through our access nodes. In turn, our access nodes are interconnected through approximately 44 service node locations where our switching/routing systems reside. In a metropolitan area, access node to service node connectivity is based either on our own fiber facilities or on UNE transport from the RBOCs. Our service nodes are located in most of the major metropolitan areas across our footprint. These service nodes are in turn interconnected by our high capacity, inter-city core network. The underlying transport for our core network is based either on our own fiber or on leased capacity from interexchange carriers

To develop these networks, we have assembled a collection of metro and inter-city network assets in our 25-state footprint, substantially all of which we own or control, making us a facilities-based carrier. These network assets incorporate state-of-the-art fiber optic cable, dedicated wavelengths of transmission capacity on fiber optic networks and transmission equipment capable of carrying high volumes of data, voice, video and Internet traffic. We operate in a 25-state footprint, which consists of the following states:

Arizona	Indiana	Minnesota	North Dakota	Texas
Arkansas	Iowa	Missouri	Ohio	Utah
Colorado	Kansas	Montana	Oklahoma	Washington
Idaho	Louisiana	Nebraska	Oregon	Wisconsin
Illinois	Michigan	New Mexico	South Dakota	Wyoming

Basis of Presentation

During the period from January 31, 2002 to April 16, 2002, McLeodUSA operated as a debtor-in-possession. The consolidated financial statements during the period from January 31, 2002 to April 16, 2002, the effective date of the Plan, have been prepared in accordance with the provisions of Statement of Position 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code* ("SOP 90-7"). McLeodUSA adopted the provisions of SOP 90-7 upon commencement of the Bankruptcy Court proceedings. The consolidated statement of operations for the period January 1,

2002 to April 16, 2002 separately discloses expenses related to the Chapter 11 proceedings as reorganization charges. Interest expense on all of the outstanding senior notes and the preferred stock dividends on the Series A Preferred Stock ceased to accrue after the filing of the voluntary petition for relief under Chapter 11 by McLeodUSA on January 31, 2002. Interest and dividends ceased by operation of law. See Note 3 to the consolidated financial statements for further discussion of the emergence from bankruptcy.

Upon emergence from bankruptcy, McLeodUSA implemented fresh-start accounting under the provisions of SOP 90-7. Under SOP 90-7, the reorganization fair value of McLeodUSA was allocated to its assets and liabilities, its accumulated deficit was eliminated, and its new equity was issued according to the Plan as if it were a new reporting entity. McLeodUSA recorded a $1.5 billion reorganization charge to adjust the historical carrying value of its assets and liabilities to fair market value reflecting the allocation of McLeodUSA's $1.15 billion estimated reorganized equity value as of April 16, 2002. McLeodUSA also recorded a $2.4 billion gain on the cancellation of debt on April 16, 2002, pursuant to the Plan.

For the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002, the operating results of businesses sold have been reported as discontinued operations in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144").

As a consequence of the reorganization occurring as of April 16, 2002, the financial results for the twelve months ended December 31, 2002 have been separately presented under the label "Predecessor McLeodUSA" for the period January 1, 2002 to April 16, 2002 and "Reorganized McLeodUSA" for the period April 17, 2002 to December 31, 2003. For discussion purposes below, the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002 have been added together to compare to the years ended December 31, 2003 and 2001.

SFAS 144, Unaudited 2001 Financial Statements and Re-Audit Requirements

In connection with our reorganization, McLeodUSA completed the sale of certain businesses, including Pubco and ICTC. In this Annual Report on Form 10-K, based on the requirements of SFAS 144, McLeodUSA is reflecting these businesses and other businesses that were sold as discontinued operations for the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), McLeodUSA is required to present its financial statements for the year ended December 31, 2001, reflecting these businesses as discontinued operations. McLeodUSA's former auditors, Arthur Andersen LLP ("Arthur Andersen"), audited McLeodUSA's financial statements and issued an audit opinion for the year ended December 31, 2001. On April 24, 2002, McLeodUSA engaged Deloitte & Touche LLP ("Deloitte & Touche") to serve as its independent accountants for fiscal year 2002. In order for McLeodUSA to comply with GAAP requirements related to the financial presentation for discontinued operations in accordance with Regulation S-X, McLeodUSA would be required to obtain a new audit opinion with respect to the year ended December 31, 2001. Since Arthur Andersen is no longer able to perform audits of publicly traded companies, Deloitte & Touche has informed McLeodUSA, consistent with *Interpretations of SAS No. 58 (AU Section 508),* that they would be required to re-audit McLeodUSA's financial statements for the year ended December 31, 2001 to provide McLeodUSA with an audit opinion on such financial statements.

In light of McLeodUSA's reorganization, sale of businesses, and implementation of fresh-start accounting on April 16, 2002, we have determined that the expense and effort associated with a re-audit is not in the best interest of McLeodUSA or its stockholders. As an alternative to a re-audit, McLeodUSA has included in this Annual Report on Form 10-K unaudited consolidated financial statements, prepared in accordance with GAAP, reflecting the impact of the discontinued operations for the year ended December 31, 2001. In order for McLeodUSA to sell securities with a registration statement declared effective by the SEC, such registration statement must contain three years of audited financials.

Should McLeodUSA elect to conduct a re-audit of 2001 in order to utilize such effective registration statements, McLeodUSA does not know if Deloitte & Touche would have any differences in opinion with the prior audit conducted by Arthur Andersen. At this time, McLeodUSA is aware of no material differences of opinion. In regard to the 2001 unaudited financial statements, the Company is in discussions with the SEC regarding the SEC's inquiry into certain accounting matters, including disclosures related to several IRU contracts.

Liquidity and Capital Resources

Prior to August 2001, McLeodUSA grew rapidly by focusing on top-line revenue growth, which required significant capital for the construction of local and long distance voice networks and a national data network and included the acquisition of numerous businesses. By mid-2001, due to certain factors, including but not limited to complications related to the Company's rapid growth and a general downturn in the economy and the telecommunications sector in particular, the Company was not meeting internal expectations in terms of profitability and cash flow.

Beginning in August of 2001, we initiated a new strategic plan which included a broad financial and operational restructuring. Our new strategy was to refocus our business to be a facilities-based communication services provider within our 25-state footprint, improve business discipline and processes and reduce our cost structure, all with the goal of profitably growing revenues and generating positive cash flow from operations. Key elements of the restructuring included abandonment of the national network plan, disposing of non-core businesses, reducing the employee base, consolidating facilities, reducing capital expenditures, and eliminating unprofitable services and unprofitable customers.

We have generally completed the construction and integration of our network assets and our future capital expenditures are focused on reducing cost of service, adding capacity to our network to serve new customers, and developing new products to compete in the marketplace. Our capital expenditure plan is closely managed. The Company does not believe that it has significant capital requirements to complete its current construction work in progress for its intended use.

In the near term, we expect to incur net negative cash flows as the result of remaining lease payments and lease buyouts associated with facility exits made in 2001 and 2002 as part of our restructuring, and to fund continuing working capital needs and service our debt. We believe that the actions we have taken and the successful execution of our strategic plan will position us to be successful over the long-term.

Background of Capital Structure and Credit Facilities

During 2001, in connection with our revised business strategy, we began to explore restructuring our capital structure. Any restructuring involving a payment to bondholders, other than regularly scheduled payments of principal and interest, required a majority consent under our Credit Agreement. In order to effect a restructuring, we entered into the Third Amendment to the Credit Agreement. Under the Third Amendment, the lenders under the Credit Agreement waived: (1) any bankruptcy and payment cross-defaults with respect to the Notes arising from the restructuring; (2) covenants restricting the sales of assets in order to allow the sale of Pubco pursuant to the restructuring, and the use of the $600 million of proceeds therefrom to make a payment to the bondholders; and (3) certain other covenants and other provisions of the Credit Agreement that would have restricted our ability to enter into various transactions necessary to consummate the restructuring. The Third Amendment contained certain modifications that became effective upon our consummation of the Plan, including, among other things, the modification of various financial covenants and the addition of a capital expenditure limitation, a 1% increase in the applicable rates of interest on the borrowings under the

Credit Agreement and the establishment of certain prepayment premiums applicable to the Credit Agreement term loan repayments made in the first three years following the restructuring.

In accordance with the Plan, the holders of our Notes received their pro rata share of (1) $670 million in cash, (2) 10,000,000 shares of Series A Preferred Stock and (3) 5-year warrants to purchase 22,159,091 shares of our Class A Common Stock for $30 million. Also upon the Effective Date of the Plan, approximately $3.0 billion of debt and related accrued interest were cancelled. The cancellation of the Notes substantially de-leveraged our balance sheet and eliminated quarterly interest expense of approximately $74 million. The Third Amendment also required a prepayment of $60 million on our Tranche A and Tranche B term loans (the "Term Loans") upon consummation of the Plan.

As provided for in the Third Amendment to the Credit Agreement, we entered into the Exit Facility with a consortium of banks upon consummation of the Plan on April 16, 2002. The Exit Facility consists initially of a revolving credit facility of $110 million. In addition, we have the right to obtain additional commitments to increase the size of the Exit Facility up to $160 million. The Exit Facility matures on May 31, 2007, with any outstanding amounts due on that date; no principal payments are due until this maturity date. The Exit Facility is secured by first priority liens on the assets of McLeodUSA and its domestic subsidiaries and ranks superior to the Credit Agreement.

We are required to pay a commitment fee on the average daily unused balance of the Exit Facility at an annual rate ranging from ½% to 1%. Funds borrowed under the Exit Facility bear interest at a rate per annum equal to either (a) the greater of (1) the prime rate and (2) the federal funds effective rate plus ½%, in each case plus a margin ranging from 1.00% to 2.50%; or (b) LIBOR plus a margin ranging from 2.00% to 3.50%.

The Exit Facility and the Credit Agreement include restrictions as to, among other things, additional indebtedness, liens, sale and lease-back transactions, investments, asset sales, certain payments by restricted subsidiaries, capital expenditures and designation of unrestricted subsidiaries. The Exit Facility and the Credit Agreement also contain restrictive covenants that limit our leverage ratio and require minimum levels of access lines in service, interest coverage and consolidated revenue. On March 14, 2003, the Company obtained a waiver from a majority of the participants in the Credit Agreement and Exit Facility of the provisions in the Credit Agreement and Exit Facility that required the Company to submit audited comparative financial statements. In addition, on October 3, 2003 we entered into the Fourth Amendment to the Credit Agreement and the First Amendment to the Exit Facility. These amendments modified certain of the restrictive covenants and included adjustments to the leverage ratio and the minimum revenue covenants. The leverage ratio was amended to require the Company to maintain a quarterly leverage ratio of: 13.0, 15.0, 13.5, 13.5, 11.0 and 8.5 starting in the third quarter of 2003 through the fourth quarter of 2004, respectively. The trailing four quarter minimum revenue covenant was amended to $850 million, $850 million, $875 million, $900 million and $950 million starting in the fourth quarter of 2003 through the fourth quarter of 2004, respectively. In addition, the amendment included a downward revision to the capital expenditure limits for 2003, 2004 and 2005 to $100 million, $100 million and $200 million respectively, excluding any carryover provisions, which were not amended. We paid approximately $5.3 million in fees in October 2003 to the lender group in connection with the approval of these amendments. We are currently in compliance with the financial covenants under the Credit Agreement and Exit Facility. As of December 31, 2003, we have drawn $40 million on the Exit Facility and we have standby letters of credit outstanding of $8.9 million which reduce our borrowing availability under the Exit Facility.

2003 Cash Flow

We ended the year with $56.5 million of cash and cash equivalents versus $170.6 million at December 31, 2002. This decrease of $114.1 million resulted primarily from the following:

Operating Activities:	
Increase in cash from operations, excluding changes in assets and liabilities	$ 50.3
Payments for restructuring liabilities	(28.5)
Use of cash for changes in assets and liabilities	(44.0)
Net cash used by operating activities	(22.2)
Investing Activities:	
Capital expenditures	(78.4)
Deferred line installation costs	(41.4)
Sale of assets	8.4
Net cash used by investing activities	(111.4)
Financing Activities:	
Payments on long-term debt	(15.2)
Proceeds from long-term debt	40.0
Deferred financing fees	(5.3)
Net cash provided by financing activities	19.5
Net decrease in cash and cash equivalents	$(114.1)

The payments for restructuring liabilities primarily related to remaining lease payments and lease buyouts associated with facility exits made in 2001 and 2002 as part of our restructuring. The use of cash related to changes in assets and liabilities primarily related to a reduction of our outstanding accounts payable balances of $40.6 million from 2002 to 2003, a reduction of other current liabilities, not including the restructuring liabilities, of $20.9 million from 2002 to 2003, both offset somewhat by a reduction in our trade accounts receivable balances of $17.7 million from 2002 to 2003. We expect our cash requirements to pay restructuring liabilities to be slightly less in 2004 and do not expect to experience the significant changes in current asset and current liability balances in 2004 that we experienced in 2003.

Our focus for capital expenditures during 2003 was to invest to ensure the highest and most reliable facilities-based network, including migrations of customers from resale platforms onto our own network, augments to existing facilities, and improvements to business systems and processes. Deferred line installation costs were the result of costs required to add customers onto our network in 2003. We expect 2004 capital expenditures to be slightly below 2003 but will continue to evaluate our capital expenditures to match the economic realities of the business and the market acceptance of our product offerings. Our deferred line installation expenditures in 2004 will be dependent on the rate at which we add new customers.

During 2003, our long-term debt began amortizing and principal payments of $15.2 million were made in the third and fourth quarters of 2003. In October 2003, we made a borrowing of $40 million under our $110 million Exit Facility, which represented the first borrowing under this facility. In connection with the amendments to the credit facilities in October 2003 we paid fees of $5.3 million, which will be amortized to interest expense over the remaining life of those facilities. During 2004, mandatory debt repayments under the Credit Agreement will total $26.7 million.

Outlook for 2004 and Future Funding Needs

We ended 2003 with $56.5 million of cash on hand. In 2004, our cash requirements for new products, important capital expenditure projects, remaining lease payments and lease buyouts associated with facility exits made in 2001 and 2002 (as part of our restructuring) as well as working capital will all be funded by cash generated from operating activities and borrowings under the Exit Facility. As contemplated in our strategic plan and as part of our October 2003 discussions with our lender group, we plan to use the Exit Facility to fund ongoing cash needs. At December 31, 2003 we had approximately $60 million of unused availability under the Exit Facility and, as planned, we withdrew an additional $25 million in early March 2004. As of March 15, 2004 we had $35 million of unused availability under the Exit Facility. In addition, our Exit Facility allows for another $50 million of outstanding debt, which could be funded from our existing lender group or other parties.

Our ability to access the remaining unused portion of the Exit Facility requires compliance with certain restrictive covenants. Those covenants require increases in the Company's revenue and profitability over time. While the Company believes it will be successful in executing its strategy to profitably increase revenues, it may be required to obtain waivers or amendments to those covenants from its lender group if revenues or profitability do not increase as anticipated. The Company believes it has strong relationships with its lender group, but there can be no assurances that the Company could obtain any necessary waivers or amendments. Under certain circumstances the Company would be required to initiate more aggressive expense reductions or potentially seek alternative sources of funding.

Our estimates of future cash requirements, cash flows, revenue projections, cost savings, profitability and capital expenditures are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual amount and timing of such items may differ substantially from our estimates due to factors such as current and future economic conditions, our ability to attract and retain customers, our ability to migrate traffic to appropriate platforms, our ability to implement process and network improvements, technological, regulatory, public policy or other developments in our industry, the existence of strategic alliances, our ability to generate cash, and changes in the competitive climate in which we operate.

Indemnification Obligation Arrangements

McLeodUSA has indemnification obligations to its current and former Directors and Officers. The terms of the indemnification obligations provide for no limitation to the maximum potential future payments under such indemnifications. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its Directors and Officers.

Contractual Obligations

The following table sets forth our contractual obligations to make future payments at December 31, 2003 (in millions):

	Less than 1 Year	1-3 Years	4-5 Years	Thereafter	Total
Credit Agreement	$ 26.7	$121.9	$595.3	$ —	$ 743.9
Capital lease	0.5	—	—	—	0.5
Operating leases	86.9	117.9	63.3	49.3	317.4
Purchase obligations (based on contract expiration)	—	24.0	—	—	24.0
Other long-term liabilities recorded in the Company's consolidated financial statements	—	—	—	58.3	58.3
Total	$114.1	$263.8	$658.6	$107.6	$1,144.1

The following shows our other contingent obligations at December 31, 2003 based on the expiration date of the commitment (in millions):

	Less than 1 Year	1-3 Years	4-5 Years	Thereafter	Total
Standby letters of credit	$0.9	$2.5	$7.0	$0.4	$10.8

Results of Operations

The following comparisons are based on the financial information presented in Item 6. "Selected Financial Data" as well as the Consolidated Financial Statements included in Item 8. "Financial Statements and Supplementary Data."

Year Ended 2003 Compared with Year Ended 2002

Revenue. Total revenue for the year ended December 31, 2003 declined $123.1 million, or 12% to $869.0 million from $992.1 million for the year ended December 31, 2002. The following table compares our revenue for the years ended December 31, 2003 and 2002:

	2003	2002	Variance
Local	$413.1	$465.7	$ (52.6)
Long distance	173.9	225.2	(51.3)
Data services and other	143.0	161.7	(18.7)
Carrier access	124.5	127.9	(3.4)
Indefeasible rights of use agreements including those that qualify as sales type leases	14.5	11.6	2.9
	$869.0	$992.1	$(123.1)

Total overall decline of $123.1 million in total revenue versus 2002 was driven by the Company's intentional program to eliminate non-profitable customers ($50 million) and the FCC mandated reduction in access rates ($19 million), with the remaining portion of the decline resulting primarily from customer turnover and lower long distance volume. The Company's ability to grow revenues in 2003 was negatively impacted by weakness in the overall economy and the telecommunications industry and continued competition from the RBOCs and other local providers. The decrease in long distance revenue is attributed to both a 16% drop in the volume of minutes, primarily driven by lower usage patterns across our customer base, as well as an 8.5% decline in average rates. Access revenues overall have decreased slightly compared to 2002. The FCC mandated rate reduction was offset primarily by increased volume and increased revenues related to our FX 800 connection services. While general economic conditions and the weakness in the telecommunications industry negatively impacted demand, we have been successful in reducing our overall customer turnover during 2003 from 2.6% in the fourth quarter of 2002 to 2.1% during the fourth quarter of 2003. In addition, business customer turnover was reduced from 2.5% in the fourth quarter of 2002 to 1.8% in the fourth quarter of 2003.

The Company has taken significant actions to increase revenue including introduction of new competitively priced products, reorganization of the sales operation into three distinct channels, hiring of experienced executive leadership and expanding the involvement of the board of directors and executive staff in the sales process. While the Company believes that these actions will over time result in profitable new revenue growth the timing and amount of that growth is yet to be determined.

Cost of Service. Cost of service includes expenses directly associated with providing communication services to our customers. Costs classified as cost of service include, among other items, the cost of connecting customers to our network via leased facilities, the costs paid to third party providers for interconnect access and transport services, the costs of leasing components of our network facilities and the cost of fiber related to sales and leases of network facilities. Cost of service was $498.9 million for the year ended December 31, 2003, a decrease of $122.6 million or 20% from the year ended December 31, 2002. Approximately $78 million of the decrease is attributed to the reduction in revenues. The balance of the decrease reflects the results of our ongoing network cost reduction efforts that began in 2002, including least cost routing, network optimization including grooms, migration of customers to the McLeodUSA network and elimination of non-profitable customers.

Selling, general and administrative expenses. SG&A includes expenses related to sales and marketing, customer service, internal network operations and engineering, information systems and other administrative functions. SG&A expenses were $312.2 million for 2003, a decrease of $37.1 million or 11% from 2002. Our continuous process improvement program which has been ongoing since early 2002 has yielded significant efficiencies. As a result, headcount has been reduced from approximately 3,700 to 3,100 employees at December 31, 2002 and 2003, respectively. Included in the 2003 decrease in SG&A expense was a benefit in bad debt expense of $7.9 million related to the recovery of an MCI receivable that was fully reserved during 2002 after MCI's filing for Chapter 11 protection.

Depreciation and amortization. Depreciation and amortization includes the depreciation of our communications network and equipment, amortization of other intangibles determined to have finite lives, and amortization over the life of the customer contract of one-time direct installation costs associated with transferring customers' local line service from the RBOCs to our local telecommunications services. Depreciation and amortization expenses were $340.5 million for the year ended December 31, 2003, an increase of $3.7 million over the prior year. This increase was due to a higher depreciable asset base as a result of additional assets being placed in service during 2003.

Interest expense. Gross interest expense was $46.0 million for the year ended December 31, 2003, a decrease of $38.8 million from the year ended December 31, 2002. Interest ceased to accrue on the Notes after January 31, 2002, the date of our commencement of Chapter 11 proceedings. Interest on the Notes during January 2002 was $24.4 million. The remaining reduction was principally caused by lower average debt amounts outstanding during 2003 resulting from the $225 million pay down of the Credit Facility after the sale of ICTC on December 31, 2002. Interest expense of approximately $10.2 million and $20.8 million was capitalized as part of our construction of our fiber optic network during 2003 and 2002, respectively.

Other nonoperating income (loss). Other nonoperating income was $22.5 million during 2003 compared to a gain of $1.5 million during 2002. During 2003, McLeodUSA settled the CapRock securities litigation for a cash payment of $11 million and recorded a one-time gain of $14 million related to the settlement. The gain reflects the difference between proceeds from insurance providers and previously reserved balances and the actual cash settlement. Also, during 2003, McLeodUSA recorded a gain of $11.8 million upon the dissolution of an equity partnership following the Company's mandatory withdrawal from the partnership under the terms of the partnership agreement. These gains were partially offset by a loss recorded on the property held for sale and losses on the sale of assets.

Reorganization charges, net relates to our bankruptcy reorganization for which we incurred charges totaling $1,596.8 million during the year ended December 31, 2002. No such charges were incurred in 2003.

As a result of our recapitalization, we recorded a gain on the cancellation of debt of $2.4 billion during 2002.

In accordance with SFAS 144, the operating results of businesses held for sale, and the gain or loss resulting from the sale thereof, have been reported as discontinued operations in the condensed consolidated statements of operations. All businesses held for sale were sold during 2002, and as such, there is not income or loss from discontinued operations included in the 2003 results.

Year Ended 2002 Compared with Year Ended 2001

Revenue. Total revenue for the year ended December 31, 2002 declined $284.3 million, or 22% to $992.1 million from $1,276.4 million for the year ended December 31, 2001. The following table compares our revenue for the years ended December 31, 2002 and 2001:

	2002	2001	Variance
Local	$465.7	$ 463.3	$ 2.4
Long distance	225.2	303.6	(78.4)
Data services and other	161.7	272.1	(110.4)
Carrier access	127.9	140.9	(13.0)
Indefeasible rights of use agreements including those that qualify as sales type leases	11.6	96.5	(84.9)
	$992.1	$1,276.4	$(284.3)

Network facilities sales, including indefeasible rights of use agreements that qualified as sales type leases decreased by $84.9 million to $11.6 million in 2002 versus $96.5 million in 2001. Long distance revenues decreased $78.4 million to $225.2 million in 2002 versus $303.6 million in 2001, principally caused by a reduced customer base and lower international long distance volume. Data services and other also declined by $88.0 million due to the sale of Splitrock assets and Ruffalo Cody assets, sold January 24, 2002 and December 5, 2001, respectively.

Cost of Service. Cost of service totaled $621.5 million for the year ended December 31, 2002, a decrease of $224.2 million or 27% from 2001, primarily as a result of lower revenues. The decrease also reflects the results of our cost reduction efforts that began during 2002, including least cost routing, network optimization including grooms, migration of customers to the McLeodUSA network and elimination of non-profitable customers.

Selling, general and administrative expenses. SG&A expenses declined by $121.0 million or 26% from $470.3 million for the year ended December 31, 2001 to $349.3 million for the year ended December 31, 2002. The primary reasons for the decline are the substantial headcount reductions and facilities consolidation undertaken as part of our comprehensive restructuring. The comprehensive restructuring resulted in a 15% reduction in headcount and the consolidation of facilities resulted in a reduction from eleven sizeable office facilities to three by the middle of 2002.

Depreciation and amortization. Depreciation and amortization decreased by $194.0 million to $344.2 million for the year ended December 31, 2002. Amortization expense decreased by $151.3 million resulting from our adoption of SFAS 142, *Accounting for Goodwill and Other Intangible Assets* ("SFAS 142") on January 1, 2002. SFAS 142 requires a non-amortization approach to account for purchased goodwill and for separately recognized (non-goodwill) intangible assets that have an indefinite useful life. The remaining decline is due to a reduction in our depreciable asset base for fresh-start fair value adjustments of approximately $1.2 billion upon our emergence from bankruptcy.

In accordance with SOP 90-7, expenses resulting from the reorganization of the business in a bankruptcy proceeding are reported separately as reorganization charges. Reorganization charges, net of $1,596.8 million during the year ended December 31, 2002, were comprised of professional and bank fees of $57.5 million, severance of $0.9 million, the write-off of deferred financing fees and discounts on the Notes of $53.3 million and fresh-start fair market value adjustments of $1,485.1 million.

In the third quarter of 2001, we recorded a restructuring charge in connection with our revised strategy to focus primarily on providing voice and data services to small and medium-size businesses and residential customers within our 25-state footprint. We recorded restructuring reserves at that time to provide for involuntary employee separations, facilities consolidations and other contractual commitments related to the abandoned national network and software development projects. During 2002, we recorded a reduction of those reserves of $22.7 million due to lower than anticipated costs related to employee separations and facility closure costs, as well as the negotiation of lower payments on contractual commitments. This reduction was partially offset by additional charges of $15.8 million, primarily for leased facilities that have been identified for termination and changes in assumptions based on current market information.

Interest expense. Gross interest expense decreased from $357.9 million to $84.8 million for the periods ended December 31, 2001 and 2002, respectively, a decrease of $273.1 million. The reduction was primarily related to the cancellation of the Notes on the effective date of the Plan partially offset by reduced interest capitalization. Interest expense of $20.8 million and $106.6 million was capitalized as part of our construction of our fiber optic network during 2002 and 2001, respectively.

As a result of our recapitalization, we recorded a gain on the cancellation of debt of $2.4 billion during 2002.

Income from discontinued operations increased from $51.5 million for 2001 to $184.8 million for 2002 primarily attributed to the net gain recorded on the sale of businesses totaling $131.0 million during 2002.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

We have substantial investments in long-lived assets. In accordance with SFAS 144, whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable, we assess long-lived assets to be held and used for impairment. We recognize an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. Changes in our estimates of undiscounted future cash could have an impact on our assessment as to whether an asset is impaired under SFAS 144. In addition, impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. For those assets which are considered impaired, the charge taken to write down the asset is determined by our estimate of the assets' fair value.

We have a substantial investment in property and equipment. Our property and equipment consists of buildings, communications networks, furniture, fixtures and equipment, and networks in progress. Networks in progress includes construction costs, internal labor, overhead, and interest capitalized during the construction and installation of fiber optic networks as well as new and reusable parts to maintain those fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as communications network assets. Our communications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated useful lives of these assets.

We have substantial amounts of intangible assets. In accordance with SFAS 142, the goodwill resulting from the allocation of the reorganized equity value and intangibles with indefinite lives are not amortized but are reviewed annually for impairment or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. McLeodUSA has established July 1 as the date for its annual impairment test. SFAS 142 requires the identification of reporting units and the application of a two-step approach to assess goodwill impairment. In order to identify potential impairment, impairment tests of goodwill are performed by comparing the current fair values of its reporting unit containing goodwill balances to their carrying values. If the carrying amount of its reporting unit exceeds its fair value, the impairment loss is measured in the second step, by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. McLeodUSA defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of McLeodUSA's consolidated operations.

Our revenue is derived primarily from business telephony services, including dedicated transport, local, switched, long distance, data, and high-speed Internet access services. Our customers are principally small and medium-sized businesses and residential customers in our 25-state footprint. Revenue for dedicated transport, data, Internet, and the majority of switched services exclusive of switched access is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for the majority of switched access and long distance is generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period the services are provided.

The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in SFAS 66, *Accounting for Sales of Real Estate*, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

In evaluating the collectibility of our trade receivables, we assess a number of factors including a specific customer's ability to meet its financial obligations to us, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Based on these assessments, we have recorded both specific and general reserves for bad debt to reduce the related receivables to the amount we ultimately expect to collect from customers. If circumstances related to specific customers change or economic conditions worsen such that our past collection experience is no longer relevant, our estimate of the recoverability of our trade receivables could be further reduced from the levels provided for in our consolidated financial statements.

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. McLeodUSA, as required by SOP 90-7, has implemented this statement as part of fresh-start reporting. SFAS 143 requires significant estimates regarding the timing and amounts to be paid for asset retirement obligations.

Effects of New Accounting Standards

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 addresses accounting for variable interest entities ("VIE"), defined as a separate legal structure that either 1) has equity investors who lack the essential characteristics of controlling financial interest, or 2) has equity investors that do not provide sufficient financial resources for the entity to support its own activities. FIN No. 46 requires that a VIE be consolidated by a company if that company is entitled to a majority of the VIE's residual returns or is subject to a majority of its expected losses, and also requires disclosures concerning VIEs that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB revised and re-released FIN 46 as "FIN 46(R)." The provisions of FIN 46(R) are effective for periods ending after March 15, 2004. FIN 46 and FIN 46(R) did not have any impact on McLeodUSA.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150").* SFAS 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. The statement requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 was effective for McLeodUSA beginning with the third quarter of 2003. The adoption of SFAS 150 did not have an impact on the consolidated financial statements of McLeodUSA.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. This statement requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions for this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued FIN No. 45 *Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also expands the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. The provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted the disclosure provisions of FIN 45 at December 31, 2002. The adoption of FIN 45 did not have an impact on our financial position.

Inflation

We do not believe that inflation has had a significant impact on our consolidated operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

We have variable rate debt outstanding of $743.9 million under the Credit Agreement and Exit Facility at December 31, 2003. If market interest rates average 1% more in 2004 than the rates during the year ended December 31, 2003, annual interest expense would increase by $7.4 million. This amount was determined by calculating the effect of the hypothetical interest rate increase on our variable rate debt for the year and does not assume changes in our financial structure.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements, including our consolidated balance sheet, consolidated statements of operations and comprehensive income (loss), consolidated statements of stockholders' equity, consolidated statements of cash flow, notes to our consolidated financial statements for the years ended December 31, 2003 and 2002, together with a report thereon of Deloitte & Touche LLP, are attached hereto as pages F-1 through F-37.

Our unaudited consolidated financial statements, including our consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statement of stockholders' equity, consolidated statement of cash flow and notes to our unaudited consolidated financial statements as of and for the year ended December 31, 2001 are attached hereto as pages F-38 through F-68.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On April 24, 2002, upon the recommendation of the Audit Committee of McLeodUSA Incorporated, the Board of Directors of McLeodUSA approved the dismissal of Arthur Andersen LLP ("Arthur Andersen") as McLeodUSA's independent auditors and the appointment of Deloitte & Touche LLP to serve as McLeodUSA's independent auditors for the year ending December 31, 2002. The appointment of Deloitte & Touche LLP became effective on April 25, 2002.

Arthur Andersen's original report on McLeodUSA's consolidated financial statements for the year ended December 31, 2001 included a comment regarding McLeodUSA's ability to continue as a going concern as a result of McLeodUSA's plan of reorganization not being effective as of the date of Arthur Andersen's original report. Because McLeodUSA's plan of reorganization became effective on April 16, 2002, Arthur Andersen issued a revised report on McLeodUSA's consolidated financial statements for the year ended December 31, 2001 which removed the comment about McLeodUSA's ability to continue as a going concern. Arthur Andersen's report on McLeodUSA's consolidated financial statements for the year ended December 31, 2000 did not contain an adverse opinion or disclaimer of opinion. Except as set forth above, such reports were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2001 and 2000 and through the date hereof, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on McLeodUSA's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

McLeodUSA provided Arthur Andersen with a copy of the foregoing disclosures.

During the years ended December 31, 2001 and 2000 and through April 25, 2002, McLeodUSA did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on McLeodUSA's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A. Controls and Procedures

(a) *Disclosure Controls and Procedures.* The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

(b) *Internal Controls over Financial Reporting.* There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Reference is made to the information set forth under the captions "Election of Directors—Information as to Nominees and Continuing Directors," "Election of Directors—Corporate Governance and Related Matters," and "Executive Compensation and Other Information—Section 16(a) Beneficial Ownership Reporting Compliance" appearing in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 21, 2004 (the "Proxy Statement"), which information is incorporated herein by reference. Information required by this item with respect to executive officers is provided in Item 1 of this Form 10-K. See "Business—Executive Officers."

Code of Ethics. The Company has adopted a Code of Ethics applicable to its directors, executive officers and employees. The Code is posted on the Company Internet website, www.mcleodusa.com.

ITEM 11. EXECUTIVE COMPENSATION.

Reference is made to the information set forth under the captions "Election of Directors—Directors' Compensation" and "Executive Compensation and Other Information" appearing in the Proxy Statement, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Reference is made to the information set forth under the caption "Stock Ownership by Management and More Than 5% Stockholders" appearing in the Proxy Statement, which information is incorporated herein by reference. Information required by this item with respect to equity compensation plans is provided in Item 5 of this Form 10-K. See "Market For McLeodUSA Common Stock and Related Stockholder Matters—Securities Authorized for Issuance under Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Reference is made to the information set forth under the caption "Executive Compensation and Other Information—Certain Relationships and Related Transactions" appearing in the Proxy Statement, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Reference is made to the information set forth under the caption "Fees Paid to Principal Independent Public Accountant" appearing in the Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a)(1) The following consolidated financial statements of McLeodUSA and report of independent public accountants are included in Item 8 of this Form 10-K.

Independent Auditors' Report

Consolidated Balance Sheets of Reorganized McLeodUSA—December 31, 2003 and 2002

Consolidated Statements of Operations and Comprehensive Income (Loss)

- Reorganized McLeodUSA—for the year ended December 31, 2003
- Reorganized McLeodUSA—for the period April 17, 2002 to December 31, 2002
- Predecessor McLeodUSA—for the period January 1, 2002 to April 16, 2002

Consolidated Statements of Stockholders' Equity

- Reorganized McLeodUSA—for the year ended December 31, 2003
- Reorganized McLeodUSA—for the period April 17, 2002 to December 31, 2002
- Predecessor McLeodUSA—for the period January 1, 2002 to April 16, 2002

Consolidated Statements of Cash Flows

- Reorganized McLeodUSA—for the year ended December 31, 2003
- Reorganized McLeodUSA—for the period April 17, 2002 to December 31, 2002
- Predecessor McLeodUSA—for the period January 1, 2002 to April 16, 2002

Notes to the Consolidated Financial Statements

Unaudited Consolidated Balance Sheet—December 31, 2001

Unaudited Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2001

Unaudited Consolidated Statements of Stockholders' Equity for the year ended December 31, 2001

Unaudited Consolidated Statements of Cash Flows for the year ended December 31, 2001

Notes to the Unaudited Consolidated Financial Statements

(a)(2) The following financial statement schedules are filed as part of this report and are attached hereto as pages S-1 and S-2.

Schedule II—Valuation and Qualifying Accounts for the year ended December 31, 2003 and periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002.

Schedule II—Valuation and Qualifying Accounts for December 31, 2001 (unaudited).

All other schedules for which provision is made in the applicable accounting regulations of the SEC either have been included in our consolidated financial statements or the notes thereto, are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a)(3) The following exhibits are either provided with this Form 10-K or are incorporated herein by reference:

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of January 7, 1999 among McLeodUSA Incorporated, Bravo Acquisition Corporation, Ovation Communications, Inc. and certain stockholders of Ovation Communications, Inc. (Filed as Exhibit 2.1 to Current Report on Form 8-K on January 14, 1999 and incorporated herein by reference).
2.2	Amended and Restated Agreement and Plan of Merger by and among McLeodUSA, Southside Acquisition Corporation, Splitrock Services, Inc., Splitrock Holdings, Inc., and Splitrock Merger Sub dated as of February 11, 2000 (Filed as Exhibit 2.1 to Registration Statement on Form S-4, File No. 333-95941, and incorporated herein by reference).
2.3	Agreement and Plan of Merger by and among McLeodUSA Incorporated, Cactus Acquisition Corp. and CapRock Communications Corp., dated as of October 2, 2000 (Filed as Exhibit 2.1 to the Current Report on Form 8-K of the CapRock Communications Corp., File No. 0-24581, filed on October 10, 2000 and incorporated herein by this reference).
2.4	Agreement and Plan of Merger by and among McLeodUSA, Iguana Acquisition Corporation and Intelispan, dated as of March 17, 2001 (Filed as Exhibit 2.1 to the Registration on Form S-4, File No. 333-59192, and incorporated herein by reference).
2.5	Stock Purchase Agreement, dated as of January 19, 2002, by and among McLeodUSA Holdings, Inc., Yell Group Limited, and McLeodUSA Incorporated (Filed as Exhibit 99.2 to Current Report on Form 8-K, (the "February 2002 Form 8-K") on February 14, 2002 and incorporated herein by reference).
2.6	First Amendment to Stock Purchase Agreement, by and among McLeodUSA Holdings, Inc., Yell Group Limited, Yellow Book/McLeod Holdings, Inc. and McLeodUSA Incorporated, dated as of April 16, 2002 (Filed as Exhibit 2.2 to Current Report on Form 8-K on May 1, 2002 and incorporated herein by reference).

Exhibit Number	Exhibit Description
2.7	First Amended Plan of Reorganization of McLeod USA Incorporated dated April 4, 2002 (Filed as Exhibit 2.2 to Current Report on Form 8-K on April 22, 2002 and incorporated herein by reference).
2.8	Acquisition Agreement, dated as of July 16, 2002, by and among McLeodUSA Telecommunications Services, Inc., McLeodUSA Holdings, Inc., McLeodUSA Integrated Business Systems, Inc., McLeodUSA Market Response, Inc. and Homebase Acquisition Corp. (Filed as Exhibit 2.1 to Current Report on Form 8-K on January 8, 2003 and incorporated herein by reference).
3.1	Second Amended and Restated Certificate of Incorporation of McLeodUSA Incorporated (Filed as Exhibit 3.1 to the Registration Statement on Form 8-A on April 15, 2002 (the "2002 Form 8-A") and incorporated herein by reference).
3.2	Certificate of Designation of the 2.5% Series A convertible preferred stock (Filed as Exhibit 3.3 to the 2002 Form 8-A and incorporated herein by reference).
3.3	Certificate of Designation of the Series B preferred stock (Filed as Exhibit 3.1 to Current Report on Form 8-K on April 22, 2002 and incorporated herein by reference).
3.4	Second Amended and Restated Bylaws of McLeodUSA Incorporated, as amended as of February 23, 2004.
4.1	Form of 2.5% Series A preferred stock certificate (Filed as Exhibit 4.1 to the 2002 Form 8-A and incorporated herein by reference).
4.2	Credit Agreement dated as of May 31, 2000 (the "Senior Credit Agreement") among McLeodUSA, various Lenders and The Chase Manhattan Bank, as Agent (Filed as Exhibit 4.39 to the Quarterly Report on Form 10-Q on August 14, 2000 (the "August 2000 Form 10-Q") and incorporated herein by reference).
4.3	Form of Promissory Note under the Senior Credit Agreement dated as of May 31, 2000 among McLeodUSA, various Lenders and The Chase Manhattan Bank, as Agent (Filed as Exhibit 4.40 to the August 2000 Form 10-Q and incorporated herein by reference).
4.4	First Amendment dated as of December 7, 2000 to the Senior Credit Agreement (Filed as Exhibit 4.37 to the Annual Report on Form 10-K on March 30, 2001 (the "2000 Form 10-K") and incorporated herein by reference).
4.5	Second Amendment dated as of January 11, 2001 to the Senior Credit Agreement (Filed as Exhibit 4.37 to the 2000 Form 10-K and incorporated herein by reference).
4.6	Waiver dated as of August 29, 2001 to the Senior Credit Agreement (Filed as Exhibit 4.45 to the Quarterly Report on Form 10-Q on November 14, 2001 (the "November 2001 Form 10-Q") and incorporated herein by reference).

Exhibit Number	Exhibit Description
4.7	Third Amendment (including exhibits thereto) dated as of November 29, 2001, to the Senior Credit Agreement dated as of May 31, 2000, as amended, modified and supplemented pursuant to a First Amendment dated as of December 7, 2000, a Second Amendment dated as of January 11, 2001, and a Waiver dated as of August 29, 2001, among McLeodUSA Incorporated, the lenders parties thereto, JPMorgan Chase Bank as administrative agent and collateral agent, Salomon Smith Barney Inc. as syndication agent, and Bank of America, N.A. and Goldman Sachs Credit Partners L.P. as co-documentation agents (Filed as Exhibit 4.49 to Current Report on Form 8-K on December 7, 2001 and incorporated herein by reference).
4.8	Amended and Restated Purchase Agreement, dated as of January 30, 2002, by and among McLeodUSA Incorporated and the investor parties thereto (Filed as Exhibit 4.49 to the February 2002 Form 8-K and incorporated herein by reference).
4.9	Amended and Restated Lock-Up, Support, and Voting Agreement, dated as of January 30, 2002, by and among McLeodUSA Incorporated and the investor parties thereto (Filed as Exhibit 4.50 to the February 2002 Form 8-K and incorporated herein by reference).
4.10	Warrant Agreement between McLeodUSA and Wells Fargo Bank Minnesota, N.A., dated April 12, 2002 (Filed as Exhibit 4.2 to Current Report on Form 8-K on April 22, 2002 and incorporated herein by reference).
4.11	Credit Agreement, dated as of April 16, 2002 (the "Credit Agreement") among McLeodUSA Incorporated, the lenders party thereto, and JPMorgan Chase Bank, as Agent (Filed as Exhibit 4.1 to the Current Report on Form 8-K on April 22, 2002 and incorporated herein by reference).
4.12	Amendment, dated as of April 16, 2002, to the Amended and Restated Purchase Agreement, dated as of January 30, 2002, by and among McLeodUSA Incorporated and the investor parties thereto (Filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q on August 14, 2002 (the "August 2002 Form 10-Q") and incorporated herein by reference).
4.13	Amended and Restated Pledge Agreement, dated as of April 16, 2002, among McLeodUSA Incorporated, certain subsidiaries of McLeodUSA Incorporated and JPMorgan Chase Bank. (Filed as Exhibit 4.2 to the August 2002 Form 10-Q and incorporated herein by reference).
4.14	Amended and Restated Subsidiary Guarantee Agreement, dated as of April 16, 2002, among McLeodUSA Holdings, Inc., certain subsidiaries of McLeodUSA Incorporated and JPMorgan Chase Bank. (Filed as Exhibit 4.3 to the August 2002 Form 10-Q and incorporated herein by reference).
4.15	Amended and Restated Security Agreement, dated as of April 16, 2002, among McLeodUSA Incorporated, certain subsidiaries of McLeodUSA Incorporated and JPMorgan Chase Bank. (Filed as Exhibit 4.4 to the August 2002 Form 10-Q and incorporated herein by reference).
4.16	Waiver dated as of June 27, 2002 to the Senior Credit Agreement dated as of May 31, 2000 (Filed as Exhibit 4.16 to Annual Report on Form 10-K on March 31, 2003 and incorporated herein by reference).

Exhibit Number	Exhibit Description
4.17	Waiver dated as of June 27, 2002 to the Credit Agreement dated as of April 16, 2002 (Filed as Exhibit 4.17 to Annual Report on Form 10-K on March 31, 2003 and incorporated herein by reference).
4.18	Waiver dated as of December 16, 2002 to the Senior Credit Agreement dated as of May 31, 2000 and the Credit Agreement dated as of April 16, 2002 (Filed as Exhibit 4.18 to Annual Report on Form 10-K on March 31, 2003 and incorporated herein by reference).
4.19	Waiver dated as of March 14, 2003 to the Senior Credit Agreement dated as of March 31, 2000 and the Credit Agreement dated as of April 16, 2002 (Filed as Exhibit 4.19 to Annual Report on Form 10-K on March 31, 2003 and incorporated herein by reference).
4.20	First Amendment dated as of October 3, 2003 to the Credit Agreement dated as of April 16, 2002. (Filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q on November 14, 2003 and incorporated herein by reference.)
4.21	Fourth Amendment dated as of October 3, 2003 to the Senior Credit Agreement dated as of May 31, 2000. (Filed as Exhibit 4.2 to the Quarterly Report on Form 10-Q on November 14, 2003 and incorporated herein by reference.)
10.1*	Telecommunications Services Agreement dated March 14, 1994 between WilTel, Inc. and McLeod Telemanagement, Inc., as amended. (Filed as Exhibit 10.47 to Initial Form S-1 and incorporated herein by reference).
10.2	Form of Indemnity Agreement between McLeod, Inc. and certain officers and directors of McLeod, Inc. (Filed as Exhibit 10.57 to Initial Form S-1 and incorporated herein by reference).
10.3*	Amended and Restated Program Enrollment Terms dated November 1, 1996 between WorldCom Network Services, Inc. d/b/a WilTel and McLeod Telemanagement, Inc. (Filed as Exhibit 10.94 to Annual Report on Form 10-K/A on April 8, 1997 and incorporated herein by reference).
10.4	Supply Agreement dated February 26, 1990 and Amendment Number 4 to Supply Agreement dated January 4, 1999 between Alcatel USA Marketing, Inc. and McLeodUSA Incorporated. (Filed as Exhibit 10.51 to the Annual Report on Form 10-K on March 24, 1999 and incorporated herein by reference).
10.5**	Employment Agreement dated January 7, 2000 between McLeodUSA Incorporated and Clark E. McLeod. (Filed as Exhibit 99.2 to Current Report on Form 8-K on February 3, 2000 (the "February 2000 Form 8-K") and incorporated herein by reference).
10.6**	Employment Agreement dated January 7, 2000 between McLeodUSA Incorporated and Stephen C. Gray. (Filed as Exhibit 99.3 to the February 2000 Form 8-K and incorporated herein by reference).
10.7**	Employment Agreement dated January 7, 2000 between McLeodUSA Incorporated and Roy A. Wilkens. (Filed as Exhibit 99.4 to the February 2000 Form 8-K and incorporated herein by reference).

Exhibit Number	Exhibit Description
10.8*	Network Agreement dated November 24, 1999 between Alliant Energy Companies and McLeodUSA Telecommunications Services, Inc. (Filed as Exhibit 10.57 to the Annual Report on Form 10-K on March 30, 2000 and incorporated herein by reference).
10.9*	Cost Sharing National IRU Agreement effective April 26, 1999 by and between Level 3 Communications, LLC and Splitrock Services, Inc. (Filed as an exhibit to Splitrock's Registration Statement on Form S-1, File No. 333-97707, and incorporated herein by reference).
10.10*	First Amendment to Cost Sharing National IRU Agreement by and between Level 3 Communications, LLC and Splitrock (Filed as an exhibit to Splitrock's Registration Statement on Form S-1, File No. 333-97707, and incorporated herein by reference).
10.11*	Second Amendment to Cost Sharing National IRU Agreement by and between Level 3 Communications, LLC and Splitrock Services, Inc. (Filed as an exhibit to Splitrock's Quarterly Report on Form 10-Q, File No. 000-26827, filed with the Commission on May 15, 2000 and incorporated herein by reference).
10.12*	Third Amendment to Cost Sharing National IRU Agreement by and between Level 3 Communications, LLC and Splitrock Services, Inc. (Filed as an exhibit to Splitrock's Quarterly Report on Form 10-Q, File No. 000-26827, filed with the Commission on May 15, 2000 and incorporated herein by reference).
10.13	Fourth Amendment to Cost Sharing National IRU Agreement by and between Level 3 Communications, LLC and Splitrock Services, Inc. (Filed as an exhibit to the August 2000 Form 10-Q and incorporated herein by reference).
10.14	Fifth Amendment to Cost Sharing National IRU Agreement by and between Level 3 Communications, LLC and Splitrock Services, Inc. (Filed as an exhibit to the August 2000 Form 10-Q and incorporated herein by reference).
10.15	Sixth Amendment to Cost Sharing National IRU Agreement by and between Level 3 Communications, LLC and Splitrock Services, Inc. (Filed as an exhibit to the Quarterly Report on Form 10-Q on November 13, 2000 and incorporated herein by reference).
10.16*	Seventh Amendment to Cost Sharing National IRU Agreement by and between Level 3 Communications, LLC and Splitrock Services, Inc. (Filed as an exhibit to the Quarterly Report on Form 10-Q on November 13, 2000 and incorporated herein by reference).
10.17**	McLeodUSA Incorporated 2002 Omnibus Equity Plan, (Filed as Appendix A to definitive Proxy Statement filed with the Commission on August 9, 2002 and incorporated herein by reference).
10.18*	Eighth Amendment to Cost Sharing National IRU Agreement by and between Level 3 Communications, LLC and McLeodUSA Information Services, Inc. (Filed as Exhibit 10.54 to the November 2001 Form 10-Q and incorporated herein by reference).
10.19**	Offer letter to Chris Davis from McLeodUSA dated July 20, 2001 (Filed as Exhibit 10.59 to the November 2001 Form 10-Q and incorporated herein by reference).

Exhibit Number	Exhibit Description
10.20**	Employment Agreement dated August 1, 2001 between McLeodUSA and Chris Davis (Filed as Exhibit 10.60 to the November 2001 Form 10-Q and incorporated herein by reference).
10.21**	Form of Indemnification Agreement between McLeodUSA Incorporated and certain officers and directors of McLeodUSA (Filed as Exhibit 10.61 to the 2001 Form 10-K and incorporated herein by reference).
10.22**	Employment Letter Agreement between McLeodUSA and G. Kenneth Burckhardt, dated April 13, 2002 (Filed as Exhibit 10.1 to the August 2002 Form 10-Q and incorporated herein by reference).
10.23	Agreement, dated September 19, 2002, between Qwest Corporation and McLeodUSA Telecommunications Services, Inc. (Filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q on November 14, 2002 (the "November 2002 Form 10-Q") and incorporated herein by reference).
10.24	Agreement, dated September 19, 2002 between Qwest Communications Corporation and McLeodUSA Telecommunications Services, Inc. (Filed as Exhibit 10.2 to the November 2002 Form 10-Q and incorporated herein by reference).
10.25**	Employment Letter Agreement between McLeodUSA and Shawn Vick, dated July 8, 2002 (Filed as Exhibit 10.3 to the November 2002 Form 10-Q and incorporated herein by reference).
10.26**	Employment Letter Agreement between McLeodUSA and Andreas Papanicolaou dated July 20, 2002 (Filed as Exhibit 10.4 to the November 2002 Form 10-Q and incorporated herein by reference).
10.27**	Employment Letter Agreement between McLeodUSA and James E. Thompson, dated November 12, 2002.
10.28**	Employment Letter Agreement between McLeodUSA and Richard J. Buyens, dated October 16, 2003.
21.1	Subsidiaries of McLeodUSA Incorporated (Filed as Exhibit 21.1 to the Annual Report on Form 10-K on March 31, 2003 and incorporated herein by reference).
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of CEO pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment has been requested. The copy filed as an exhibit omits the information subject to the confidential treatment request.

** Management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K.

On October 22, 2003 we filed a Current Report on Form 8-K announcing our financial results for the fiscal quarter ended September 30, 2003, and certain other information, in a press release.

(c) Exhibits

The response to this portion of Item 15 is submitted as a separate section of this Form 10-K. See Item 15(a)(3) above.

(d) Financial Statement Schedules

The response to this portion of Item 15 is submitted as a separate section of this Form 10-K. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McLEODUSA INCORPORATED

March 15, 2004

By: /s/ CHRIS A. DAVIS

Chris A. Davis
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ STEPHEN C. GRAY Stephen C. Gray	President and Director	March 15, 2004
/s/ G. KENNETH BURCKHARDT G. Kenneth Burckhardt	Executive Vice President and Chief Financial Officer	March 15, 2004
/s/ JEFFREY D. BENJAMIN Jeffrey D. Benjamin	Director	March 15, 2004
/s/ EDWARD D. BREEN Edward D. Breen	Director	March 15, 2004
/s/ THOMAS M. COLLINS Thomas M. Collins	Director	March 15, 2004
/s/ THEODORE J. FORSTMANN Theodore J. Forstmann	Director	March 15, 2004
/s/ DALE F. FREY Dale F. Frey	Director	March 15, 2004

Name	Title	Date
/s/ JAMES E. HOFFMAN James E. Hoffman	Director	March 15, 2004
/s/ JEONG H. KIM Jeong H. Kim	Director	March 15, 2004
/s/ THOMAS H. LISTER Thomas H. Lister	Director	March 15, 2004
/s/ DANIEL M. SNYDER Daniel M. Snyder	Director	March 15, 2004
/s/ FARID SULEMAN Farid Suleman	Director	March 15, 2004
/s/ PETER V. UEBERROTH Peter V. Ueberroth	Director	March 15, 2004

McLEODUSA INCORPORATED AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
McLeodUSA Incorporated
Cedar Rapids, Iowa

We have audited the accompanying consolidated balance sheets of McLeodUSA Incorporated and subsidiaries (the "Company") as of December 31, 2003 and 2002 (Reorganized Company balance sheets), and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the year ended December 31, 2003 and the period from April 17, 2002 to December 31, 2002 (Reorganized Company operations) and the period from January 1, 2002 to April 16, 2002 (Predecessor Company operations). Our audits also included the financial statement schedule as of December 31, 2003 and 2002, listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on April 5, 2002, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on April 16, 2002. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, *Financial Reporting for Entities in Reorganization Under the Bankruptcy Code*, for the Reorganized Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 4.

In our opinion, the Reorganized Company financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and the period from April 17, 2002 to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the period from January 1, 2002 to April 16, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 3, 2004

McLEODUSA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In millions, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 56.5	$ 170.6
Trade receivables, net	65.6	93.1
Prepaid expenses and other	22.4	26.2
Assets held for sale	2.0	11.1
Total current assets	146.5	301.0
Property and equipment		
Land and buildings	78.6	72.9
Communications networks	996.3	816.0
Furniture, fixtures and equipment	196.8	181.3
Networks in progress	171.6	303.5
Total property and equipment	1,443.3	1,373.7
Less accumulated depreciation	435.6	170.6
Net property and equipment	1,007.7	1,203.1
Intangibles and other assets		
Goodwill	245.1	237.8
Other intangibles, net	201.8	234.5
Other	29.5	23.9
Total intangibles and other assets	476.4	496.2
TOTAL ASSETS	$1,630.6	$2,000.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 27.1	$ 15.0
Accounts payable	30.5	71.1
Accrued payroll and payroll related expenses	20.6	23.6
Other accrued liabilities	100.9	152.8
Deferred revenue, current portion	6.9	9.8
Liabilities related to discontinued operations	1.1	6.3
Total current liabilities	187.1	278.6
Long-term debt, less current maturities	717.3	704.9
Deferred revenue, less current portion	15.1	13.5
Other long-term liabilities	58.3	54.9
Total liabilities	977.8	1,051.9
Redeemable convertible preferred stock		
McLeodUSA Preferred Series A, redeemable, convertible, $0.01 par value; 10,000,000 authorized and issued; 7,377,149 and 9,999,900 outstanding at December 31, 2003 and 2002, respectively	131.1	172.6
Stockholders' equity		
McLeodUSA Common, Class A $0.01 par value; 1,886,249,986 authorized, 175,527,257 and 162,500,481 issued and outstanding at December 31, 2003 and 2002, respectively	1.8	1.6
McLeodUSA Common, Class B $0.01 par value; 78,203,135 authorized, issued and outstanding at December 31, 2003 and 2002	0.8	0.8
McLeodUSA Common, Class C $0.01 par value; 35,546,879 authorized, issued and outstanding at December 31, 2003 and 2002	0.3	0.3
McLeodUSA Preferred Series B, $0.01 par value; 10 authorized, issued and outstanding at December 31, 2003 and 2002	—	—
McLeodUSA Warrants	22.6	22.6
Additional paid-in capital	993.3	951.9
Accumulated deficit	(497.1)	(201.4)
Total stockholders' equity	521.7	775.8
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,630.6	$2,000.3

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In millions, except per share data)

	Reorganized McLeodUSA		Predecessor McLeodUSA
	Year Ended December 31, 2003	April 17, 2002 to December 31, 2002	January 1, 2002 to April 16, 2002
Revenues	$ 869.0	$ 680.7	$ 311.4
Operating expenses:			
Cost of service (exclusive of depreciation and amortization shown separately below)	498.9	410.3	211.2
Selling, general and administrative	312.2	240.4	108.9
Depreciation and amortization	340.5	217.9	126.3
Reorganization charges, net	—	—	1,596.8
Restructuring adjustment	(0.2)	(0.1)	(6.8)
Total operating expenses	1,151.4	868.5	2,036.4
Operating loss	(282.4)	(187.8)	(1,725.0)
Nonoperating (expense) income:			
Interest expense, net of amounts capitalized	(35.8)	(30.8)	(33.2)
Other income (expense)	22.5	(0.5)	2.0
Gain on the cancellation of debt	—	—	2,372.8
Total nonoperating (expense) income	(13.3)	(31.3)	2,341.6
(Loss) income from continuing operations	(295.7)	(219.1)	616.6
Discontinued operations:			
Income from discontinued operations (including net (losses) gains on disposals of ($17.3) and $148.3 for the periods April 17 to December 31 and January 1 to April 16, 2002, respectively)	—	17.7	167.1
Net (loss) income	(295.7)	(201.4)	783.7
Preferred stock dividend	(4.6)	(3.5)	(4.8)
Net (loss) income applicable to common shares	$ (300.3)	$(204.9)	$ 778.9
Basic and diluted (loss) income per common share:			
(Loss) income from continuing operations	$ (1.07)	$ (0.80)	$ 0.97
Discontinued operations	—	0.06	0.27
(Loss) income per common share	$ (1.07)	$ (0.74)	$ 1.24
Weighted average common shares outstanding	280.4	276.3	627.7
Other comprehensive income (loss), net of tax:			
Unrealized holding gains arising during the period	$ —	$ —	$ (2.1)
Less: reclassification adjustment for gains included in net income	—	—	3.2
Total other comprehensive income	—	—	1.1
Comprehensive (loss) income	$ (295.7)	$(201.4)	$ 784.8

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Class A	Class B	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Predecessor McLeodUSA						
Balance January 1, 2002	$ 6.3	$—	$ 3,843.4	$(3,821.6)	$(1.1)	$ 27.0
Net income	—	—	—	783.7	—	783.7
Other comprehensive income	—	—	—	—	1.1	1.1
Preferred stock dividends	—	—	(4.8)	—	—	(4.8)
Reorganization adjustments	(6.3)	—	(3,838.6)	3,037.9	—	(807.0)
Balance April 16, 2002	$ —	$—	$ —	$ —	$ —	$ —

	Class A	Class B	Class C	Preferred Series B	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Reorganized McLeodUSA								
Equity issued in reorganization	$1.6	$0.8	$0.3	$—	$22.6	$955.4	$ —	$ 980.7
Net loss	—	—	—	—	—	—	(201.4)	(201.4)
Preferred stock dividends	—	—	—	—	—	(3.5)	—	(3.5)
Balance December 31, 2002	$1.6	$0.8	$0.3	$—	$22.6	$951.9	$(201.4)	$ 775.8
Net loss	—	—	—	—	—	—	(295.7)	(295.7)
Preferred stock conversions	0.2	—	—	—	—	46.0	—	46.2
Preferred stock dividends	—	—	—	—	—	(4.6)	—	(4.6)
Balance December 31, 2003	$1.8	$0.8	$0.3	$—	$22.6	$993.3	$(497.1)	$ 521.7

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Reorganized McLeodUSA		Predecessor McLeodUSA
	Year Ended December 31, 2003	April 17, 2002 to December 31, 2002	January 1, 2002 to April 16, 2002
Cash Flows from Operating Activities			
Net (loss) income from continuing operations	$(295.7)	$(219.1)	$ 616.6
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation	276.2	173.2	108.6
Amortization	64.3	44.7	17.7
Accretion of interest	3.4	2.3	4.1
Loss (gain) on sale of assets	2.3	2.0	(6.4)
Non cash reorganization items	—	—	1,538.4
Gain on cancellation of debt	—	—	(2,372.8)
Restructuring adjustment	(0.2)	(0.1)	(6.8)
Changes in assets and liabilities, net of dispositions:			
Trade receivables	17.7	56.8	14.3
Inventory	—	3.3	0.9
Prepaid expenses and other	1.0	(11.3)	9.3
Accounts payable and accrued expenses	(90.0)	(37.0)	(43.3)
Deferred revenue	(1.2)	(7.2)	1.1
Net cash (used in) provided by operating activities	(22.2)	7.6	(118.3)
Cash Flows from Investing Activities			
Purchases of property and equipment	(78.4)	(88.0)	(37.2)
Other assets	(41.4)	(39.2)	(16.5)
Sale of available for sale securities	—	—	2.0
Proceeds from the sale of assets	8.4	10.3	19.1
Proceeds from the sale of businesses	—	351.0	679.7
Net cash (used in) provided by investing activities	(111.4)	234.1	647.1
Cash Flows from Financing Activities			
Payments on long-term debt	(15.2)	(230.7)	(734.3)
Net proceeds from Exit Facility	40.0	—	—
Deferred financing fees	(5.3)	—	—
Investment by Forstmann Little	—	—	175.0
Net cash provided by (used in) financing activities	19.5	(230.7)	(559.3)
Net (decrease) increase in cash and cash equivalents from continuing operations	(114.1)	11.0	(30.5)
Net cash provided by discontinued operations	—	21.4	31.6
Cash and cash equivalents			
Beginning	170.6	138.2	137.1
Ending	$ 56.5	170.6	138.2
Supplemental Disclosure of Cash Flow Information			
Cash payments for interest	$ 39.9	$ 38.2	$ 16.2
Supplemental Schedule of Noncash Investing and Financing Activities			
Preferred stock dividends	$ 4.6	$ 3.5	$ 4.8
Receivable recorded from equity partnership	$ 8.5	$ —	$ —
Note received on sale of Greene County Partners, Inc.	$ —	$ 3.0	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: McLeodUSA Incorporated ("McLeodUSA" or the "Company"), a Delaware corporation, through its subsidiaries, provides integrated communications services in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA's business is highly competitive and is subject to various federal, state and local regulations.

McLeodUSA derives its revenue from its core competitive telecommunications and related communications services. These services include local, long-distance and wireless voice services; dial-up Internet access services; high-speed/broadband Internet access services such as services using DSL, cable modems; and dedicated T1 access; bandwidth and network facilities leasing, sales and services, including access services; facilities and services dedicated for a particular customer's use; advanced communication services for larger customers businesses such as frame relay, private line, and ISDN; and value-added services such as virtual private networks and web hosting. During the third quarter of 2003, McLeodUSA entered into a multi-year wholesale agreement with a nationwide wireless carrier in order to offer wireless voice services to its customers. McLeodUSA began marketing and selling wireless services in the fourth quarter of 2003.

Overview: In the fourth quarter of 2001, the Company developed a revised strategic plan, which focused on profitable revenue growth in its 25-state footprint. This plan served as the basis for its recapitalization with its principal shareholder, Forstmann Little, its lender group, and its Preferred Shareholders, as well as the structuring of the Exit Facility (as defined below) and continues to serve as the basis of the Company's yearly operating plans.

In order to execute the Company's plan it initiated a variety of programs across the business to significantly improve the customer experience, eliminate unneeded infrastructure and cost, improve the quality of the network and grow the top line revenues. Over the past two years the Company has successfully executed nearly all of these programs. The operational and financial results of the Company, as reported in its quarterly and annual financial releases, reflect the significant progress that has been made in the operational areas.

From a revenue perspective, however, the Company's revenues have not increased as forecasted and have been declining since 2002, albeit at a reduced rate in the past few quarters. The decline in revenue was driven by the Company's program to eliminate non-profitable customers, turnover of customers to competitors in excess of new customers acquired, reduction of long distance minutes used by the Company's customer base, reduction in access rates as mandated by the FCC, and lower prices for some of its products. The Company has taken significant actions to increase revenue, including introduction of new competitively priced products, reorganization of the sales operation into three distinct channels, hiring of experienced executive sales leadership, expanding the involvement of the board of directors and executive staff in the sales process and reducing customer churn. While the Company believes that these actions will over time result in profitable new revenue growth, the timing and amount of that growth is yet to be determined.

The strategic plan and recapitalization anticipated that the Company would require additional funding to ultimately reach positive earnings and cash flow and established an exit facility financing ("Exit Facility") of $160 million and obtained funding for $110 million of that facility as a revolver. In order to access the Exit Facility, the Company must be in compliance with certain restrictive covenants. In the third quarter of 2003 the Company recognized that as a result of the continued decline in revenues it was at risk in being unable to meet some of its restrictive debt covenants in the future. The Company met with its lender group and was able to obtain an amendment to those covenants and was in full compliance at the end of 2003. Going forward the Company will need to increase its revenue in order to meet some of the restrictive covenants. If the Company cannot increase revenues it may be required to obtain waivers or further modifications of certain covenants in order to access any unused portion of the Exit Facility. While the Company believes it has strong relationships with its lender group, there can be no assurance that the Company could obtain such waivers or the necessary covenant amendments.

The Company has undertaken numerous actions to conserve cash over the past 18 to 24 months including the reduction of capital expenditures and selling, general and administrative expenses ("SG&A"), as well as the execution of its extensive cost reduction efforts initiated in late 2001. Going forward it will continue to execute on these initiatives and implement additional similar actions to conserve cash until its revenue growth initiatives take hold. The Company has been selective in managing capital expenditures and does not believe that any of the reductions in capital spending will have an impact on its ability to grow revenues. Ultimately, the Company believes it will be successful in executing its strategy to profitably grow revenue. However, if the timing of such growth limits or restricts its access to the unused portion of the Exit Facility, then the Company would be required to initiate more aggressive expense reductions and potentially seek alternative sources of funding.

Basis of Presentation: The consolidated financial statements include those of McLeodUSA and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

On January 31, 2002, McLeodUSA Incorporated, the parent company, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On April 16, 2002, McLeodUSA Incorporated emerged from the Bankruptcy Court proceedings pursuant to the terms of its amended plan of reorganization (the "Plan"). The Plan was filed with the Bankruptcy Court on February 28, 2002 and was confirmed on April 5, 2002.

During the period from January 31, 2002 to April 16, 2002, McLeodUSA operated as a debtor-in-possession. The consolidated financial statements during the period from January 31, 2002 to April 16, 2002, the effective date of the plan ("Effective Date"), have been prepared in accordance with the provisions of Statement of Position 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code* ("SOP 90-7"). McLeodUSA adopted the provisions of SOP 90-7 upon commencement of the Bankruptcy Court proceedings. The consolidated statement of operations for the period January 1, 2002 to April 16, 2002 separately discloses expenses related to the Chapter 11 proceedings as reorganization charges. Interest expense on all of the outstanding senior notes and the preferred stock dividends on the Series A Preferred Stock ceased to accrue after the filing by McLeodUSA on January 31, 2002. Interest and dividends ceased by operation of law. See Note 3 for further discussion of the emergence from bankruptcy.

Upon emergence from bankruptcy, McLeodUSA implemented fresh-start accounting under the provisions of SOP 90-7. Under SOP 90-7, the reorganization fair value of McLeodUSA was allocated to its assets and liabilities, its accumulated deficit was eliminated, and its new equity was issued according to the Plan as if it were a new reporting entity. McLeodUSA recorded a $1.5 billion reorganization charge to adjust the historical carrying value of its assets and liabilities to fair market value reflecting the allocation of McLeodUSA's $1.15 billion estimated reorganized equity value as of April 16, 2002. McLeodUSA also recorded a $2.4 billion gain on the cancellation of debt on April 16, 2002, pursuant to the Plan. The adoption of fresh-start accounting as of April 16, 2002 materially changed the amounts previously recorded in the consolidated financial statements. As a consequence, the financial results have been separately presented under the label "Predecessor McLeodUSA" for the period January 1, 2002 to April 16, 2002 and "Reorganized McLeodUSA" for the period April 17, 2002 to December 31, 2002 and thereafter.

For the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002, the operating results of businesses held for sale have been reported as discontinued operations in the McLeodUSA Consolidated Statements of Operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Assets held for sale and liabilities related to discontinued operations have been presented separately in the asset and liabilities sections of the consolidated balance sheets. See Note 5 for further discussion of discontinued operations.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: McLeodUSA considers all highly liquid debt instruments purchased with a maturity generally of three months or less and all certificates of deposit to be cash equivalents.

Property and equipment: In accordance with the provisions of SOP 90-7, all property and equipment was recorded at its estimated fair value as of the Effective Date of the Plan. Assets acquired after April 17, 2002 are stated at historical cost. Networks in progress includes construction costs, internal labor, overhead and interest capitalized during the construction and installation of fiber optic networks as well as new and reusable parts to maintain those fiber optic networks. McLeodUSA capitalized interest of $10.2 million and $20.8 million, for the years ended December 31, 2003 and 2002, respectively, as part of its construction of fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as communications network assets. The Company does not believe that it has significant capital requirements to complete its current construction work in progress for its intended use. The provision for depreciation of property and equipment is recorded using the straight-line method based on the following estimated useful lives:

	Years
Buildings	15-27
Communications networks	5-15
Furniture, fixtures and equipment	3-10

Amortization on assets under capitalized leases is included in depreciation expense. McLeodUSA's telecommunications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated useful lives of these assets.

Impairment: In accordance with SFAS 144, whenever events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable, McLeodUSA evaluates long-lived assets to be held and used for impairment. McLeodUSA recognizes an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill: In accordance with SFAS No. 142, *Accounting for Goodwill and Other Intangible Assets* ("SFAS 142"), the goodwill resulting from the allocation of the reorganization equity value is not amortized but reviewed at least annually for impairment or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. McLeodUSA has established July 1 as the date for its annual impairment test. SFAS 142 requires the identification of reporting units and the application of a two-step approach to assess goodwill impairment. In order to identify potential impairment, impairment tests of goodwill are performed by comparing the fair value of its reporting unit with its carrying amount, including goodwill. The fair value of goodwill is estimated using a discounted cash flow valuation model. If the carrying amount of its reporting unit exceeds its fair value, the impairment loss is measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. McLeodUSA defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of the consolidated operations of McLeodUSA. See further discussion in Note 15.

Other intangibles: Other intangibles consist of customer lists, trademarks, and line installation costs incurred in the establishment of local access lines for customers. The customer lists are being amortized using the straight-line method over 33 to 60 months. The deferred line installation costs are being amortized using the straight-line method over 36 to 60 months, which approximates the expected service lives of residential and business customers. The trademark of McLeodUSA was determined to have an indefinite life and is not being amortized, but reviewed annually for impairment. McLeodUSA applies an income approach using a "relief from royalty" method in valuing its trademark. This approach assumes that by virtue of having ownership of the subject trademark, McLeodUSA does not have to pay royalties for the rights and privileges to use it in the production and marketing of its products. The fair value of such ownership is expressed using a cash flow valuation model of the expected net royalty savings over a projection period. The PrimeLine trademark was determined to have a finite life and is being amortized over 36 months. See further discussion in Note 15.

Segment reporting: McLeodUSA operates its business as a single segment, engaging in the provision of telecommunications services based upon a single, integrated, interconnected telecommunications network in 25 Midwest, Southwest, Northwest and Rocky Mountain States. This segment includes all services offered by McLeodUSA, comprised of telecommunications products provided over this single integrated network including local and long-distance services; access services; and private line and data services. Management reviews operating results, assesses performance and allocates resources on a company-wide, single segment basis.

The following services comprise total revenue (in millions):

	Reorganized McLeodUSA		Predecessor McLeodUSA
	Year Ended December 31, 2003	April 17, 2002 to December 31, 2002	January 1 to April 16, 2002
Local	$413.1	$323.4	$142.3
Long distance	173.9	152.9	72.3
Data services and other	143.0	107.7	54.0
Carrier access	124.5	87.9	40.0
Indefeasible rights of use agreements including those that qualify as sales type leases	14.5	8.8	2.8
	$869.0	$680.7	$311.4

Income tax matters: McLeodUSA recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate (see Note 17). Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue recognition: Revenue is derived primarily from business telephony services, including dedicated transport, local, switched, long distance, data, and high-speed Internet access services. McLeodUSA's customers are principally small and medium-sized businesses and residential customers in its 25-state footprint. Revenue for dedicated transport, data, Internet, and the majority of switched services exclusive of switched access is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for the majority of switched access and long distance is generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period the services are provided.

The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in SFAS 66, *Accounting for Sales of Real Estate,* are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

Key business suppliers: Qwest Communications International, Inc. and SBC Communications, Inc. are McLeodUSA's primary suppliers of non-owned local central office switching and local lines. While not an exclusive agreement, AT&T Wireless is currently the sole provider to McLeodUSA for wholesale wireless services. On February 17, 2004 AT&T Wireless announced that it had entered into an Agreement and Plan of Merger under which Cingular Wireless LLC agreed to acquire AT&T Wireless, subject to regulatory and other required approvals. We do not anticipate that this transaction will materially effect our wholesale business relationship with AT&T Wireless.

Stock options issued to employees: At December 31, 2003, McLeodUSA has one stock-based employee compensation plan, which is more fully described in Note 13. As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), McLeodUSA measures compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* but is required to make pro forma disclosures in the footnotes to the financial statements as if the measurement provisions of SFAS 123 and SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure—an Amendment of SFAS 123,* had been adopted. Under the intrinsic value method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. No stock-based employee compensation cost is reflected in net loss, as all options granted under the plan had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net (loss) income and (loss) income per share if

McLeodUSA had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Reorganized McLeodUSA		Predecessor McLeodUSA
	Year Ended December 31, 2003	April 17, 2002 to December 31, 2002	January 1 to April 16, 2002
Net (loss) income applicable to common shares, as reported	$(300.3)	$(204.9)	$778.9
Less: total stock-based employee compensation expense determined under fair value based methods	(8.8)	(13.1)	—
Pro forma net (loss) income applicable to common shares	$(309.1)	$(218.0)	$778.9
(Loss) income per share:			
Basic and diluted, as reported	$ (1.07)	$ (0.74)	$ 1.24
Basic and diluted, pro forma	$ (1.10)	$ (0.79)	$ 1.24

Basic and diluted loss per common share: Loss per common share has been computed using the weighted average number of shares of common stock outstanding. All stock options granted, and the convertible preferred stock and warrants outstanding are anti-dilutive, and are therefore excluded from the computation of earnings per share. In the future, the stock options, convertible preferred stock and warrants, totaling 138.7 million and 141.3 million at December 31, 2003 and 2002, respectively, may become dilutive. Assuming exercise or conversion of stock options and convertible securities, diluted shares would have been 428.0 million and 417.6 million at December 31, 2003 and 2002, respectively.

Note 2. SFAS 144 Re-Audit Requirement

In connection with its reorganization, McLeodUSA completed the sale of certain businesses, including McLeodUSA Media Group and its subsidiaries (collectively, "Pubco") and Illinois Consolidated Telephone Company and associated businesses ("ICTC"). In this Annual Report on Form 10-K, based on the requirements of SFAS 144, McLeodUSA is reflecting these businesses and other businesses that were sold as discontinued operations for the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), McLeodUSA is required to present its financial statements for the year ended December 31, 2001, reflecting these businesses as discontinued operations. McLeodUSA's former auditors, Arthur Andersen LLP ("Arthur Andersen"), audited McLeodUSA's financial statements and issued an audit opinion for the year ended December 31, 2001. On April 24, 2002, McLeodUSA engaged Deloitte & Touche LLP ("Deloitte & Touche") to serve as its independent accountants for fiscal year 2002. In order for McLeodUSA to comply with GAAP requirements related to the financial presentation for discontinued operations in accordance with Regulation S-X, McLeodUSA would be required to obtain a new audit opinion with respect to the year ended December 31, 2001. Since Arthur Andersen is no longer able to perform audits of publicly trade companies, Deloitte & Touche has informed McLeodUSA, consistent with Interpretations of SAS No. 58 (AU Section 508), they would be required to re-audit McLeodUSA's financial statements for the year ended December 31, 2001 to provide McLeodUSA with an audit opinion on such financial statements.

In light of McLeodUSA's reorganization, sale of businesses, and implementation of fresh-start accounting on April 16, 2002, McLeodUSA has determined that the expense and effort associated with a re-audit is not in the best interest of McLeodUSA or its stockholders. As an alternative to a re-audit McLeodUSA has included in this Annual Report on Form 10-K unaudited consolidated financial statements, prepared in accordance with GAAP, reflecting the impact of the discontinued operations for the year ended December 31, 2001. In order for McLeodUSA to sell securities with a registration statement declared effective by the SEC, the registration statement must contain three years of audited financials. Should McLeodUSA elect to conduct a re-audit of 2001 in order to utilize such effective registration statements, McLeodUSA does not know if Deloitte & Touche would have any differences in opinion with the prior audit conducted by Arthur Andersen. At this time McLeodUSA is aware of no material differences of opinion.

Note 3. Emergence from Chapter 11 Proceedings

Confirmation of the Plan: On April 5, 2002, the Bankruptcy Court confirmed the Plan. The general unsecured creditors of McLeodUSA, except for the holders of all of its outstanding notes (including its 10½% Senior Discount Notes, 9¼% Senior Notes, 8⅜% Senior Notes, 9½% Senior Notes, 8⅛% Senior Notes, 12% Senior Notes, 11½% Senior Notes and 11⅜% Senior Notes (collectively, the "Notes")), were unaffected by the Chapter 11 proceedings and the Plan. The Plan became effective on April 16, 2002 and resulted in the following:

- The elimination of approximately $3 billion of indebtedness, including accrued interest, represented by the Notes;
- In exchange for the cancellation of the Notes and the unpaid interest thereon, the bondholders received their pro rata share of (1) $670 million in cash, (2) 10,000,000 shares of Series A Preferred Stock, which is convertible into 15% of Class A Common Stock on a fully diluted basis as of the Effective Date of the Plan after giving effect to the Plan and conversion of the Class B Common Stock and Class C Common Stock (but prior to the exercise of the warrants) and (3) 5-year warrants to purchase 22,159,091 shares of Reorganized McLeodUSA Class A Common Stock for $30 million;
- The sale of Pubco to Yell Group Ltd. for $600 million;
- The investment by two funds affiliated with Forstmann Little & Co. of $175 million in exchange for (1) 74,027,764 shares of Reorganized McLeodUSA Class A Common Stock, (2) 5-year warrants to purchase 22,159,091 shares of Reorganized McLeodUSA Class A Common Stock for $30 million and (3) 10 shares of Reorganized McLeodUSA Series B Preferred Stock;
- The conversion of Predecessor McLeodUSA Series D Preferred Stock and Predecessor McLeodUSA Series E Preferred Stock, held by Forstmann Little, into 78,203,135 shares of Reorganized McLeodUSA Class B Common Stock and 35,546,879 shares of Reorganized McLeodUSA Class C Common Stock, respectively; and
- The conversion of the Predecessor McLeodUSA Series A Preferred Stock into 33,696,559 shares of Reorganized McLeodUSA Class A Common Stock.

The Plan also provided for the distribution of a portion of Reorganized McLeodUSA common stock to holders of Predecessor McLeodUSA common stock. These holders were entitled to share, together with holders of certain securities claims, in the distribution of 54,775,663 shares of Reorganized McLeodUSA Class A Common Stock. On May 2, 2002, the Bankruptcy Court entered an order establishing a disputed claims reserve at 18,000,000 shares of Reorganized McLeodUSA Class A Common Stock pending resolution of the securities claims against McLeodUSA associated with the putative securities class action lawsuits. McLeodUSA then commenced the distribution of 36,775,663 shares of Reorganized McLeodUSA Class A Common Stock to record holders of Predecessor McLeodUSA common stock as of April 5, 2002, the distribution record date under the Plan. Upon the final determination of the amount, if any, of allowed securities claims under the Plan, such holders of Predecessor McLeodUSA common stock may be entitled to additional distributions of Reorganized

McLeodUSA Class A Common Stock from the 18,000,000 shares held in the disputed claims reserve. See Note 21 for further discussion.

The financial information for the parent company, McLeodUSA Incorporated, for the period January 1, 2002 to April 16, 2002 is as follows (in millions):

Condensed Statement of Operations
(Unaudited)

	Predecessor Parent Company
	January 1, 2002 to April 16, 2002
Operating expenses:	
Selling, general and administrative	$ 8.7
Depreciation and amortization	5.1
Reorganization charges, net	1,596.8
Restructuring adjustment	(6.8)
Total operating expenses	1,603.8
Other operating income (expense):	
Interest income	0.3
Interest expense, net of amounts capitalized	(33.3)
Gain on cancellation of debt	2,372.8
Other income	0.4
Equity in net losses of subsidiaries	(119.8)
Total other operating income	2,220.4
Income before discontinued operations	616.6
Income from discontinued operations	167.1
Net income	783.7
Preferred stock dividend	(4.8)
Net income applicable to common shares	$ 778.9

Contractual interest was $93.6 million for the period January 1, 2002 to April 16, 2002. Contractual preferred stock dividends were $8.9 million for the period January 1, 2002 to April 16, 2002.

Note 3. Emergence from Chapter 11 proceedings

Condensed Statement of Cash Flows
(Unaudited)

	Predecessor Parent Company January 1, 2002 To April 16, 2002
Cash Flows from Operating Activities	
Net income before discontinued operations	$ 616.6
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation and amortization	5.1
Accretion of interest on senior discount notes	4.1
Noncash reorganization items	1,538.4
Gain on cancellation of debt	(2,372.8)
Restructuring adjustment	(6.8)
Gain on the sale of assets	(0.4)
Equity in net losses of subsidiaries	119.8
Changes in assets and liabilities, net of dispositions:	
Prepaid and other assets	6.5
Accounts payable and accrued expenses	8.3
Intercompany receivables	(73.5)
Net cash used in operating activities	(154.7)
Cash Flows from Investing Activities	
Purchases of property and equipment	(0.6)
Proceeds from the sale of businesses and assets	679.7
Net cash provided by investing activities	679.1
Cash Flows from Financing Activities	
Proceeds from Forstmann Little investment	175.0
Payments on long-term debt	(730.0)
Net cash used in financing activities	(555.0)
Net decrease in cash and cash equivalents from continuing operations	(30.6)
Net cash provided by discontinued operations	31.6
Cash and cash equivalents:	
Beginning	120.2
Ending	$ 121.2

Reorganization charges, net: Reorganization charges, net, are comprised of items incurred by McLeodUSA as a result of reorganization under Chapter 11 of the Bankruptcy Code. Charges for the period January 1, 2002 to April 16, 2002 consisted of the following (in millions):

	Predecessor McLeodUSA
	January 1, 2002 to April 16, 2002
Professional and bank fees	$ 57.5
Severance	0.9
Write-off of deferred financing fees and discounts	53.3
Fresh-start adjustments to fair value	1,485.1
	$1,596.8

Note 4. Fresh-start Accounting

As discussed in Note 1, McLeodUSA adopted the provisions of fresh-start accounting as of April 16, 2002. Independent financial advisors were engaged to assist in the determination of the reorganization equity value or fair value of Reorganized McLeodUSA. The independent financial advisors determined the estimated reorganization equity value of McLeodUSA to be $1.15 billion. The estimate was based on McLeodUSA's operating profit, cash flow and certain other items for the years 2002 through 2005. The estimate was based on a number of various assumptions regarding the anticipated future performance of McLeodUSA, industry performance, general business and economic conditions and other matters. The assumptions underlying the valuation are described in more detail in the disclosure statement sent to security holders entitled to vote on the Plan and attached as an exhibit to the McLeodUSA Current Report on Form 8-K filed on March 5, 2002 and also in the McLeodUSA Current Report on Form 8-K filed on April 22, 2002.

SOP 90-7 requires an allocation of the reorganization equity value in conformity with procedures specified by APB 16, *Business Combinations*, as amended by SFAS 141, *Business Combinations*, for transactions reported on the basis of the purchase method. In applying SOP 90-7, McLeodUSA had the value of its noncurrent and intangible assets appraised. The fresh-start adjustments were based on the allocation of the reorganization equity value to the noncurrent and intangible assets. A reconciliation of the adjustments recorded in connection with the debt restructuring, the adoption of fresh-start accounting, and the accounting for discontinued operations at April 16, 2002 is presented below (in millions):

	Predecessor McLeodUSA April 16, 2002	Debt Restructuring	Fresh-start Adjustments (g)	Discontinued Operations (h)	Reorganized McLeodUSA April 16, 2002
Assets					
Current assets					
Cash & cash equivalents	$ 696.1	$ (555.0)(a)(e)(f)	$ —	$ (2.9)	$ 138.2
Available-for-Sale Securities	0.6	—	—	—	0.6
Trade receivables, net	153.8	—	13.6	(17.6)	149.8
Inventory	14.7	—	—	(8.1)	6.6
Prepaid expense and other	18.4	—	1.3	(2.8)	16.9
Assets held for sale	—	—	—	440.5	440.5
Total current assets	883.6	(555.0)	14.9	409.1	752.6
Property and equipment					
Land and buildings	91.1	—	30.8	(47.8)	74.1
Communications networks	2,019.1	—	(1,050.0)	(293.2)	675.9
Furniture, fixtures and equipment	412.0	—	(184.9)	(57.9)	169.2
Networks in progress	715.1	—	(348.9)	(3.8)	362.4
	3,237.3	—	(1,553.0)	(402.7)	1,281.6
Less accumulated depreciation	(716.7)	—	506.6	210.1	—
	2,520.6	—	(1,046.4)	(192.6)	1,281.6
Investments, intangibles and other assets					
Other investments	22.1	—	(20.5)	(1.3)	0.3
Goodwill	939.0	—	(514.3)	(186.9)	237.8
Other intangibles, net	168.8	—	93.9	(11.2)	251.5
Other	29.4	—	(4.9)	—	24.5
	1,159.3	—	(445.8)	(199.4)	514.1
	$4,563.5	$ (555.0)	$(1,477.3)	$ 17.1	$2,548.3
Liabilities and Stockholders' Equity					
Current liabilities					
Current maturities of long-term debt	$ 7.4	$ —	$ —	$ (0.3)	$ 7.1
Accounts payable	83.5	—	—	(5.4)	78.1
Accrued payroll and payroll related expenses	31.4	—	—	(2.9)	28.5
Other accrued liabilities	188.9	—	—	(8.6)	180.3
Deferred revenue, current portion	18.2	—	—	(3.0)	15.2
Liabilities related to discontinued operations	—	—	7.8	67.9	75.7
Total current liabilities	329.4	—	7.8	47.7	384.9
Liabilities subject to compromise	3,051.8	(3,051.8)(a)(b)	—	—	—
Long-term debt less current maturities	1,024.6	(60.0)(f)	—	(20.8)	943.8
Deferred revenue, less current portion	15.8	—	—	—	15.8
Other long-term liabilities	63.6	—	—	(9.8)	53.8
	4,485.2	(3,111.8)	7.8	17.1	1,398.3
Redeemable convertible preferred stock					
Reorganized McLeodUSA Preferred Series A	—	169.1 (a)	—	—	169.1
Predecessor McLeodUSA Preferred Series D	112.7	(112.7)(c)	—	—	—
Predecessor McLeodUSA Preferred Series E	46.6	(46.6)(c)	—	—	—
	159.3	9.8	—	—	169.1

	Predecessor McLeodUSA April 16, 2002	Debt Restructuring	Fresh-start Adjustments (g)	Discontinued Operations (h)	Reorganized McLeodUSA April 16, 2002
Stockholders' equity					
Predecessor McLeodUSA Preferred Series A	—	— (b)	—	—	—
Predecessor McLeodUSA Common, Class A	6.3	(6.3)(d)	—	—	—
Reorganized McLeodUSA Common, Class A	—	1.6 (b)(d)(e)	—	—	1.6
Reorganized McLeodUSA Common, Class B	—	0.8 (c)	—	—	0.8
Reorganized McLeodUSA Common, Class C	—	0.3 (c)	—	—	0.3
Reorganized Preferred Series B	—	— (e)	—	—	—
Reorganized McLeodUSA Warrants	—	22.6 (a)(e)	—	—	22.6
Additional paid-in capital	3,843.2	155.2 (b)(c)	(3,042.8)	—	955.6
Accumulated deficit	(3,930.5)	2,372.8 (a)	1,557.7	—	—
	(81.0)	2,547.0	(1,485.1)	—	980.9
	$4,563.5	$ (555.0)	$(1,477.3)	$ 17.1	$2,548.3

(a) To record the discharge of indebtedness, including accrued interest, in accordance with the Plan ($3,042.9 million), the payment to the holders of the Notes ($670 million), the fair market value of the warrants ($11.3 million) and Reorganized McLeodUSA Series A Preferred Stock issued ($169.1 million) to holders of the Notes.

(b) To record the conversion of the Predecessor McLeodUSA Series A Preferred Stock, and the accrued dividends thereon ($8.9 million) to Reorganized McLeodUSA Class A Common Stock.

(c) To record the conversion of the Redeemable Convertible Series D and E Preferred Stock to 78,203,135 shares of Class B Common Stock and 35,546,879 shares of Class C Common Stock of Reorganized McLeodUSA, respectively.

(d) To eliminate Predecessor McLeodUSA Class A Common Stock and record the issuance of Reorganized McLeodUSA Class A Common Stock.

(e) To record the investment by Forstmann Little ($175 million), the issuance of 74,027,764 shares of Class A Common Stock of Reorganized McLeodUSA, the fair market value of the warrants issued ($11.3 million) and the issuance of 10 shares of Reorganized McLeodUSA Series B Preferred Stock.

(f) To record the prepayment on the term loans ($60 million) under McLeodUSA's Credit Agreement dated May 31, 2000 (the "Credit Agreement") as required by the Third Amendment to the Credit Agreement dated November 29, 2001 (the "Third Amendment").

(g) To adjust the carrying value of assets and liabilities to fair market value.

(h) To record the assets held for sale in accordance with SFAS 144.

Note 5. Assets Held For Sale

In August 2001, McLeodUSA initiated a broad strategic and operational restructuring to re-focus its business on its core areas of expertise within its 25-state footprint, improve business discipline and processes and reduce its cost structure, all with the goal of eventually developing positive cash flow from operations. A key element of this operational restructuring included selling certain non-core assets, including McLeodUSA Telecom Development, Inc. and McLeodUSA Community Telephone, Inc. (collectively "DTG"), Greene County Partners, Inc., CapRock Services Corp. and assets of McLeodUSA Integrated Business Systems, Inc. ("IBS"). At September 30, 2001, as part of the restructuring, McLeodUSA adjusted the carrying values of these entities to fair value.

Also in 2001, McLeodUSA initiated a financial restructuring to substantially reduce its outstanding debt. As part of the financial restructuring, McLeodUSA and its senior secured lenders agreed to *amend* McLeodUSA's Credit Agreement to permit the financial restructuring. The key elements of the financial restructuring included, among other things (1) the sale of Pubco and the use of the proceeds therefrom of $600 million to make a payment to the holders of the Notes and (2) the sale of ICTC upon completion of the restructuring and use of the first $225 million of net proceeds to prepay the term loans under the Credit Agreement.

For the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002, the operating results of the businesses listed below have been reported as discontinued operations in the consolidated financial statements in accordance with SFAS 144. As of December 31, 2002, all of the businesses had been sold. At December 31, 2002, assets held for sale totaled $11.1 million, and consisted of real estate and an equity interest in a partnership. During 2003, McLeodUSA recorded a gain of $11.8 million upon the dissolution of an equity partnership following the Company's mandatory withdrawal from the partnership under the terms of the partnership agreement. McLeodUSA received a cash payment of $5.0 million and a note for $8.5 million. The gain is included in other income (expense) in the consolidated statement of operations for the year ended December 31, 2003. In addition, real estate totaling $4.7 million was reclassified to property and equipment because McLeodUSA does not believe the sites will be sold within one year as required by SFAS 144. At December 31, 2003 $2.0 million of real estate was classified as held for sale. The liabilities related to discontinued operations of $1.1 million and $6.3 million represent the unpaid selling costs at December 31, 2003 and 2002, respectively.

ICTC: On December 31, 2002, McLeodUSA sold ICTC, its central Illinois-based independent local exchange carrier, as well as certain related telecommunications businesses to Homebase Acquisition Corp. for $271 million, reduced by the amount of ICTC debt outstanding at closing of $20 million. The sale resulted in a loss of $14.2 million.

DTG: On September 30, 2002, McLeodUSA completed the sale of its non-core operations in South Dakota and certain non-core overbuild CLEC and cable television operations in South Dakota, southwestern Minnesota and northwestern Iowa to PrairieWave Communications, Inc. for approximately $84 million. McLeodUSA recorded a loss of $2.4 million in connection with the sale.

Greene County Partners, Inc.: On August 20, 2002, McLeodUSA completed the sale of its interest in a non-core cable service provider for $16 million in cash and a note receivable of $3 million. The sale of Greene County Partners, Inc. resulted in a loss of $0.5 million.

Pubco: On April 16, 2002, McLeodUSA completed the sale of Pubco to Yell Group Limited for $600 million in cash. In connection with the transaction, McLeodUSA entered into a multi-year Publishing, Branding and Operating Agreement with Yellow Book, a subsidiary of Yell Group, which, among other things, provides for the continued publishing of telephone directories under the McLeodUSA brand. The proceeds received from the sale were used to pay the holders of the Notes. The sale of Pubco resulted in a gain of $139.9 million.

CapRock Services Corp.: On April 8, 2002, McLeodUSA sold its indirect, wholly-owned subsidiary IWL Communications, Incorporated d/b/a CapRock Services Corp., for $21 million in cash. McLeodUSA recorded a gain on the sale of CapRock Services Corp. of $7.6 million.

IBS: On January 24, 2002, IBS, an indirect wholly-owned subsidiary of McLeodUSA, sold certain of the assets used in its telecommunications customer premise equipment business in the metropolitan areas of Minneapolis, Minnesota; Cedar Rapids, Des Moines, Dubuque and Waterloo, Iowa; and Denver, Colorado, as well as the data provider business conducted by IBS under the name "DataNet," to Inter-Tel Technologies, Inc. for $8 million plus the assumption of certain liabilities. The sale excluded the telecommunications customer premise equipment business conducted in Illinois and resulted in a loss of $2.3 million. The Illinois operation was sold as part of ICTC.

For the periods April 17, 2002 to December 31, 2002 and January 1, 2002 to April 16, 2002, the amount of revenue and net income (including gains or losses recorded on the sales) attributable to the discontinued operations and the assets held for sale were as follows (in millions):

	Reorganized McLeodUSA April 17, 2002 to December 31, 2002	Predecessor McLeodUSA January 1, 2002 to April 16, 2002
Revenues:		
IBS	$ —	$ 1.2
CapRock Services	—	8.8
Pubco	—	94.3
DTG	17.8	12.0
Greene County	2.6	2.3
ICTC	76.5	31.7
	$96.9	$150.3

	Reorganized McLeodUSA April 17, 2002 to December 31, 2002	Predecessor McLeodUSA January 1, 2002 to April 16, 2002
Net income (loss):		
IBS	$(0.5)	$ 1.0
CapRock Services	(0.1)	8.3
Pubco	(0.2)	150.0
DTG	3.7	(0.4)
Greene County	0.1	0.2
ICTC	14.7	8.0
	$17.7	$167.1

Splitrock: On January 24, 2002, McLeodUSA completed the sale of certain of its internet/data assets (formerly part of Splitrock Services, Inc.) and wholesale dial-up Internet Service Provider ("ISP") customer base to Level 3 Communications, LLC ("Level 3") for approximately $50 million in cash and the assumption of certain operating liabilities. The transaction did not qualify as a discontinued operation under SFAS 144 and the results of operations are included in continuing operations. Under the terms of the agreement, Level 3 purchased approximately 350 POPS (points of presence) across the United States, and the related facilities, equipment and underlying circuits, plus the wholesale ISP customer base. The transaction excluded fiber optic cable obtained under the existing IRU agreement with Level 3 and McLeodUSA in the acquisition of Splitrock. The parties also entered into operating agreements enabling McLeodUSA to continue providing service and support to customers in its 25-state footprint.

Note 6. Trade Receivables

The composition of trade receivables, net, is as follows (in millions):

	December 31, 2003	December 31, 2002
Trade Receivables:		
Billed	$ 73.7	$137.6
Unbilled	5.6	11.2
	79.3	148.8
Allowance for doubtful accounts and discounts	(13.7)	(55.7)
	$ 65.6	$ 93.1

The reduction in billed receivables and the allowance for doubtful accounts and discounts primarily related to the Company's resolution and final write-off of certain billed receivables during 2003 which were fully reserved in the allowance for doubtful accounts and discounts.

Note 7. Other Accrued Liabilities

Other accrued liabilities consisted of the following (in millions):

	December 31, 2003	December 31, 2002
Restructuring	$ 32.5	$ 61.2
Accrued Sales/Use/Excise Taxes	18.6	18.3
Accrued Property Taxes	10.9	15.8
Other	38.9	57.5
	$100.9	$152.8

Included in other accrued expenses at December 31, 2002 was a $10 million liability related to the CapRock securities litigation. As discussed in Note 21, McLeodUSA settled with the plaintiffs and made a payment of $11.0 million to the plaintiffs during the fourth quarter of 2003 and recorded a gain of $14.0 million related to the settlement. The gain reflects the difference between the proceeds from insurance providers, the $10.0 million liability previously recorded and the actual cash settlement.

Note 8. Debt

As described in Note 1, on January 31, 2002, McLeodUSA filed a voluntary petition to reorganize under Chapter 11 of the Bankruptcy Code. Any restructuring involving a payment to bondholders, other than regularly scheduled payments of principal and interest, required a majority consent under McLeodUSA's Credit Agreement. In order to effect a restructuring, McLeodUSA entered into the Third Amendment to the Credit Agreement. Under the Third Amendment, the lenders under the Credit Agreement waived: (1) any bankruptcy and payment cross-defaults with respect to the Notes arising from the restructuring; (2) covenants restricting the sales of assets in order to allow the sale of Pubco pursuant to the restructuring, and the use of the $600 million of proceeds therefrom to make a payment to the bondholders; and (3) certain other covenants and other provisions of the Credit Agreement that would have restricted the ability of McLeodUSA to enter into various transactions necessary to consummate the restructuring. The Third Amendment also contained certain modifications that became effective upon the consummation of the Plan, including, among other things:

- The use of $60 million of the proceeds from the sale of Pubco and the Forstmann Little investment to prepay the term loans under the Credit Agreement;

- An agreement to sell ICTC and apply the first $225 million in proceeds from such sale to reduce outstanding obligations under the Credit Agreement; McLeodUSA was permitted to retain the proceeds in excess of $225 million from such sale for working capital and general corporate purposes;
- An agreement to allow McLeodUSA to retain the proceeds of certain non-core asset sales for general corporate purposes;
- The modification of various financial covenants and the addition of a capital expenditure limitation;
- A 1% increase in the applicable rates of interest on the borrowings under the Credit Agreement and the establishment of certain prepayment premiums applicable to the Credit Agreement term loan repayments made in the first three years following the restructuring;
- An agreement that McLeodUSA may enter into an exit financing facility (the "Exit Facility") upon consummation of the Plan in an amount not to exceed $160 million, secured by liens on and security interests in the assets of McLeodUSA and its domestic subsidiaries superior to the liens securing the existing obligations under the Credit Agreement; and
- Additional limitations on the ability of McLeodUSA and its subsidiaries to incur third-party indebtedness and make additional investments.

The Credit Agreement is secured by (1) a first priority pledge of all the capital stock owned by McLeodUSA and by each subsidiary, and (2) a perfected first priority security interest in substantially all of McLeodUSA's tangible and intangible assets and by the assets of each subsidiary. In addition, communications assets acquired or refinanced with proceeds from the Credit Agreement serve as collateral.

Interest on the borrowings under the Credit Agreement is payable quarterly at LIBOR plus 3.5% to LIBOR plus 4.25% based on McLeodUSA's debt rating. At December 31, 2003, the weighted average interest rate was 4.7% on the Revolving Credit Facility and Tranche A Term Facility, and 5.4% on the Tranche B Term Facility.

Exit Facility Financing

As provided for in the Third Amendment, McLeodUSA entered into the Exit Facility upon consummation of the Plan on April 16, 2002. The Exit Facility consists initially of a revolving credit facility of $110 million. In addition, McLeodUSA has the right to obtain additional commitments to increase the size of the Exit Facility up to $160 million. The Exit Facility matures on May 31, 2007, with any outstanding amounts due on that date; no principal payments are due until this maturity date. The Exit Facility is secured by first priority liens on the assets of McLeodUSA and its domestic subsidiaries and ranks superior to the Credit Agreement. As of December 31, 2003, $40 million had been drawn on the Exit Facility. McLeodUSA has standby letters of credit outstanding of $8.9 million that further reduce its borrowing availability under the Exit Facility. During March 2004, McLeodUSA drew an additional $25 million on the Exit Facility.

McLeodUSA is required to pay a commitment fee on the average daily unused balance of the Exit Facility at an annual rate ranging from ½% to 1%. Funds borrowed under the Exit Facility bear interest at a rate per annum equal to either (a) the greater of (1) the prime rate and (2) the federal funds effective rate plus ½%, in each case plus a margin ranging from 1.00% to 2.50%; or (b) LIBOR plus a margin ranging from 2.00% to 3.50%. At December 31, 2003, the interest rate on the Exit Facility was 4.7%.

The Exit Facility credit agreement includes restrictions as to, among other things, additional indebtedness, the payment of cash dividends, liens, sale and lease-back transactions, investments, asset sales, certain payments by restricted subsidiaries, capital expenditures and designation of unrestricted subsidiaries. It also limits McLeodUSA's leverage ratio and requires minimum levels of access lines in service, interest coverage and consolidated revenue.

As a result of slower than forecasted growth in telecommunications revenue, McLeodUSA sought and obtained amendments to the financial covenants of the Credit Agreement as well as the Exit Facility. The approved amendment includes adjustments to the leverage ratio and the minimum revenue covenants. The leverage ratio was amended to 13.0, 15.0, 13.5, 13.5, 11.0 and 8.5 starting in the third quarter of 2003 through the fourth quarter of 2004, respectively, and the minimum revenue covenant was amended to $850 million, $850 million, $875 million, $900 million and $950 million starting in the fourth quarter of 2003 through the fourth quarter of 2004, respectively. In addition, the amendment included a downward revision to the capital expenditure limits for 2003, 2004 and 2005 to $100 million, $100 million and $200 million respectively, excluding any carryover provisions, which were not amended. McLeodUSA paid approximately $5.3 million in fees in October to the lender group in connection with the approval of these amendments.

As of December 31, 2003, the Company was in compliance with all financial and operating covenants under the Credit Agreement and the Exit Facility. The Company's ability to access the remaining unused portion of the Exit Facility requires compliance with certain restrictive covenants. Those covenants require increases in the Company's revenue and profitability over time. While the Company believes it will be successful in executing its strategy to profitably increase revenues, it may be required to obtain waivers or amendments to those covenants from its lender group if revenues or profitability do not increase as anticipated. The Company believes it has strong relationships with its lender group, but there can be no assurances that the Company could obtain any necessary waivers or amendments. Under certain circumstances the Company would be required to initiate more aggressive expense reductions or potentially seek alternative sources of funding.

McLeodUSA's debt consisted of the following at (in millions):

	December 31,	
	2003	2002
Revolving Credit Facility, variable rate due May 31, 2007	$150.0	$150.0
Revolving Exit Facility, variable rate due May 31, 2007	40.0	—
Tranche A Term Facility, variable rate due in various installments through May 31, 2007	173.6	182.8
Tranche B Term Facility, variable rate due in various installments through May 30, 2008	380.3	382.2
Capitalized leases payable, due in various installments, bearing interest at 7.6% to 8.9%, with final payment due in December 2004	0.5	4.9
	$744.4	$719.9
Less current maturities of long-term debt	27.1	15.0
	$717.3	$704.9

Principal payments required on the outstanding debt at December 31, 2003 are as follows (in millions):

2004	$ 27.1
2005	49.5
2006	72.4
2007	411.9
2008	183.5
Later years	—
	$744.4

Note 9. Fair value of financial instruments

At December 31, 2003 and 2002, the financial instruments of McLeodUSA consist of cash and cash equivalents, receivables, current liabilities and debt. The carrying value of these financial instruments approximate their fair value at December 31, 2003 and 2002, respectively.

Note 10. Leases and Commitments

Leases: McLeodUSA leases certain of its office and network facilities under noncancelable agreements which expire at various times through September 2016. These agreements require various monthly rentals plus the payment of applicable property taxes, maintenance and insurance. McLeodUSA also leases vehicles and equipment under both operating and capital lease agreements which expire at various times through December 2004 and require various monthly rentals.

The total minimum commitment at December 31, 2003 under such operating and capital leases is as follows (in millions):

	Capital Leases	Operating Leases
2004	$ 0.6	$ 86.9
2005	—	70.7
2006	—	47.2
2007	—	36.6
2008	—	26.7
Thereafter	—	49.3
	$ 0.6	$317.4
Less amount representing interest	0.1	
Present value of net minimum lease payments	0.5	
Less current portion of obligations under capital leases	0.5	
Long-term obligations under capital leases	—	

The total rental expense included in the consolidated statements of operations for the year ended December 31, 2003 and for the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002 is $26.8 million, $11.5 million and $21.6 million, respectively. Included in the commitments above are long-term service arrangements with telecommunication companies where McLeodUSA leases special access. These charges are not included in rent expense but are classified as cost of service in the consolidated statements of operations. McLeodUSA received sublease payments that reduced rent expense by $0.3 million in both 2003 and 2002. The minimum commitments above include sublease payments that McLeodUSA could be contingently liable for of $9.1 million.

McLeodUSA, the parent company, has various guarantees related to subsidiary commitments under operating leases. The guarantees total $27.6 million and expire over various periods through September 2016 which correspond with the termination of the lease agreement. The underlying contractual commitment of the subsidiaries is included in the minimum commitments table above. McLeodUSA also has standby letters of credit outstanding at December 31, 2003 of $10.8 million.

McLeodUSA has indemnification obligations to its current and former Directors and Officers. The terms of the indemnification obligations provide for no limitation to the maximum potential future payments under such indemnifications. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its Directors and Officers.

McLeodUSA entered into a multi-year agreement with AT&T Wireless for wholesale wireless services that requires a minimum purchase commitment of $24.0 million to be met by August 2006.

Note 11. Capital Stock

The Plan provided for the distribution of a portion of Reorganized McLeodUSA Class A Common Stock to holders of Predecessor McLeodUSA Class A Common Stock. These holders were entitled to share, together with holders of certain securities claims, in the distribution of 54,775,663 shares of Reorganized McLeodUSA Class A Common Stock. On May 2, 2002, the Bankruptcy Court entered an order establishing a disputed claims reserve of 18,000,000 shares of Reorganized McLeodUSA Class A Common Stock pending resolution of the securities claims against McLeodUSA associated with the putative securities class action lawsuits. McLeodUSA then commenced the distribution of 36,775,663 shares of Reorganized McLeodUSA Class A Common Stock to record holders of Predecessor McLeodUSA Class A Common Stock as of April 5, 2002, the distribution record date under the Plan. Pursuant to the Plan, the 169,879 shares of Reorganized McLeodUSA Class A Common Stock which were unclaimed under the distribution were canceled effective April 16, 2003. Upon the final determination of the amount, if any, of allowed securities claims under the Plan, such holders of Predecessor McLeodUSA Class A Common Stock who received shares of McLeodUSA Common Stock may be entitled to additional distributions of Reorganized McLeodUSA Class A Common Stock from the 18,000,000 shares held in the disputed claims reserve. These shares are considered issued and outstanding for the purposes of determining net income (loss) per share. See Note 21 for further discussion.

The 78,203,135 shares of Class B Common Stock and 35,546,879 shares of Class C Common Stock issued upon McLeodUSA's emergence from bankruptcy is, in the aggregate, convertible into 113,750,014 (the sum of the Class B and Class C shares outstanding) shares of Class A Common Stock of Reorganized McLeodUSA.

The 10 million shares of Reorganized McLeodUSA Series A Preferred Stock (the "Series A Preferred Stock") were issued to the holders of the Notes in connection with the Plan. The Series A Preferred Stock has a stated value of $17.50 per share (the "Stated Value"). Dividends are payable on the Series A Preferred Stock when, as and if declared by McLeodUSA at an annual rate of 2.5% of the Stated Value. The Series A Preferred Stock had an initial liquidation preference per share equal to the Stated Value. The liquidation preference (the "Liquidation Preference") per share is adjusted as follows: (i) for each scheduled dividend payment date on which dividends are not paid in full, the liquidation preference per share increases by the accretion amount, which is equal to the product of (a) the accretion rate of 2.5% per year, calculated on a quarterly basis, (b) the Stated Value, and (c) the fraction of the dividends for that dividend period that were not paid on the scheduled dividend payment date; and (ii) on any scheduled dividend payment date, McLeodUSA may reduce the liquidation preference per share by paying to holders of the Series A Preferred Stock all or a portion of the amount by which the liquidation preference per share exceeds the Stated Value. Each share of

Series A Preferred Stock is convertible, at any time, at the option of the holder, into a number of shares of Reorganized McLeodUSA Class A Common Stock equal to the Liquidation Preference per share divided by the conversion price of approximately $3.59 per share, subject to adjustment (as so adjusted, the "Conversion Price"). If on any date after April 17, 2006, the closing price of Reorganized McLeodUSA Class A Common Stock has equaled or exceeded 135% of the then current Conversion Price, for at least 20 out of 30 consecutive trading days, then McLeodUSA has the right, for up to 10 trading days after any such date, to cause all or a portion of the Series A Preferred Stock to convert into such number of shares of Reorganized McLeodUSA Class A Common Stock as equals the Liquidation Preference per share then in effect divided by the Conversion Price. The holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the holders of common stock voting together with holders of common stock as a single class. In addition, as long as at least 3,333,333 shares of Series A Preferred Stock are outstanding, the holders of the then outstanding shares of Series A Preferred Stock, voting separately and as a class have the right to elect one member to the Board of Directors. The consent of the holders of the majority of outstanding Series A Preferred Stock is also required to take certain actions specified in the Certificate of Designations with respect to the Series A Preferred Stock. To the extent McLeodUSA has funds legally available therefor, on April 16, 2012, the tenth anniversary of its issuance, McLeodUSA will be obligated to redeem all of the outstanding Series A Preferred Stock by paying each holder of the Series A Preferred Stock an amount in cash per share equal to the Liquidation Preference. The Series A Preferred Stock was recorded at the fair market value of the securities at the date of issuance, as determined by independent financial advisors engaged by McLeodUSA, of $169.1 million. The Series A Preferred Stock will accrete for book purposes to its liquidation value of $175 million by April 16, 2012, using the effective interest method, which will reduce prospective earnings available to common stockholders. Dividends that are not declared or paid are added to the carrying value of the Series A Preferred Stock. Upon the Effective Date, 10 shares of Reorganized McLeodUSA Series B Preferred Stock (the "Series B Preferred Stock") were issued to Forstmann Little. The Series B Preferred Stock has a liquidation preference of $1.00 per share and, subject to certain conditions, provides the holders thereof with the right to elect up to two members of the Board of Directors of McLeodUSA.

The Reorganized McLeodUSA Warrants (the "Warrants") issued in connection with the Plan provide the holders thereof the right to purchase an aggregate of 44,318,182 shares of Reorganized McLeodUSA Class A Common Stock for an aggregate exercise price of $60 million. The Warrants have a five-year life and were recorded at their fair market value at the date of issuance, as determined by the independent financial advisors engaged by McLeodUSA, of $22.6 million.

Note 12. Change-of-Control Agreements

McLeodUSA had previously entered into change-of-control agreements with certain executive employees, which provided for certain payments in connection with termination of employment after a change of control (as defined within the agreements) of McLeodUSA. A change in control occurred in connection with McLeodUSA's emergence from bankruptcy, and associated recapitalization, and McLeodUSA made certain payments during 2002, totaling approximately $2.4 million, required under the agreements.

McLeodUSA currently has change of control agreements with certain of its executive employees, including its Chief Executive Officer, President and Chief Financial Officer. The change of control agreements for these officers provide for immediate vesting of their stock option grants upon a change of control. McLeodUSA's employment agreement with its Chief Executive Officer also provides for certain additional severance payments as defined in the agreement.

Note 13. Employee Benefit Plans

Upon the Effective Date of the Plan, all options under the Predecessor McLeodUSA stock option plans were cancelled and the plans were terminated. On April 16, 2002, in connection with the effectiveness of the Plan, McLeodUSA adopted the McLeodUSA Incorporated 2002 Omnibus Equity Plan (the "Omnibus Plan"). Awards under the Omnibus Plan may be made to officers and key employees of McLeodUSA or to any of the affiliates of McLeodUSA, to non-employee directors and to other non-employee service providers and consultants whose participation in the Omnibus Plan is determined to be in the best interests of McLeodUSA by the full Board of Directors or a committee thereof. The Omnibus Plan permits the granting of options (both incentive and nonqualified stock options), shares of restricted common stock, phantom stock (the right to receive cash shares or other property, the value of which is tied to the fair market value of a share of common stock), stock bonuses and other awards in such amounts and with such terms and conditions as the Board or a committee thereof shall determine, subject to the provisions of the Omnibus Plan. However, the exercise price of incentive stock options shall not be less than the fair market value (as defined in the Omnibus Plan) on the date of grant. McLeodUSA has reserved 65,173,797 shares (subject to adjustment as provided for in the plan) of McLeodUSA Class A Common Stock for issuance under the Omnibus Plan.

McLeodUSA uses the intrinsic value method to account for stock-based awards to employees. McLeodUSA estimated the fair value of its stock-based awards to employees and non-employee directors using a Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of subjective assumptions, including stock price volatility. The following assumptions were used to value the stock based awards to employees in 2003 and 2002: no dividends, an average risk-free interest rate of 2.83% in 2003 and 4.64% in 2002, average price volatility of 104.2% in 2003 and 73% in 2002 and an expected weighted average life of 5 years.

A summary of the options issued under Predecessor McLeodUSA stock option plans is as follows (in thousands):

	Shares
Predecessor McLeodUSA:	
Outstanding, January 1, 2002	105,314
Cancelled upon Effective Date of Plan	(105,314)
Outstanding April 16, 2002	—

A summary of the Omnibus Plan for the period April 17, 2002 to December 31, 2002 and the year ended December 31, 2003 is as follows (in thousands):

	Shares	Weighted-Average Exercise Price
Reorganized McLeodUSA:		
Outstanding April 17, 2002	—	—
Granted	49,234	1.11
Exercised	—	—
Forfeited	(1,642)	1.11
Outstanding, December 31, 2002	47,592	1.11
Granted	17,999	1.31
Exercised	—	—
Forfeited	(8,601)	1.12
Outstanding, December 31, 2003	56,990	1.17

Other pertinent information related to the options outstanding at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
$1.11 to $1.21	48,034,778	8.7	$1.12	22,084,458	$1.11
$1.30 to $1.77	8,955,632	9.9	1.47	—	—
	56,990,410	8.9	$1.17	22,084,458	$1.11

McLeodUSA has a contributory retirement plan (the "401(k) Plan") for its employees (including executive officers) age 21 and over with at least three months of service with McLeodUSA. The 401(k) Plan provides that each participant may contribute up to 50% (the limit was 15% for 2001 and prior years) of his or her salary (not to exceed the annual statutory limit). McLeodUSA may make matching contributions to each participant's account equal to 50% of the participant's contribution up to 2% of the participants annual compensation. In addition, McLeodUSA may make a discretionary annual match of up to another 50% of the participant's contribution up to 2% of the participant's annual compensation. Thus, the total matching contribution can be up to 4% of the participant's annual compensation. Employees are not permitted to purchase McLeodUSA common stock with their own contributions to the 401(k) Plan. No matching contributions or discretionary annual match were made for 2003 or 2002.

Note 14. Restructuring and Impairment Charges

In the third quarter of 2001, McLeodUSA recorded a restructuring charge in connection with its revised strategy to focus primarily on providing voice and data services to small and medium-size businesses and residential customers within its 25-state footprint. McLeodUSA recorded restructuring reserves at that time to provide for involuntary employee separations, facilities consolidations and other contractual commitments related to the abandoned national network and software development projects. During 2002, McLeodUSA recorded a reduction of those reserves of $22.7 million due to lower than anticipated costs related to employee separations and facility closure costs as well as the negotiation of lower payments on contractual commitments. The reduction related to the exit of facilities reserved for at September 30, 2001 was partially offset by additional charges of $15.8 million, primarily for leased facilities that have been identified for termination and changes in assumptions based on current market information. Changes in the carrying amount of the restructuring liability for the years ended December 31, 2002 and 2003 are summarized as follows (in millions):

	Predecessor McLeodUSA				
	Liability at January 1, 2002	Cash Payments Through April 16, 2002	Reserve Additions	Reserve Reductions	Remaining Liability April 16, 2002
Employee separations	$ 10.4	$ 3.3	$ —	$ 1.2	$ 5.9
Facility closure costs	91.6	8.5	12.0	16.4	78.7
Other contractual commitments	57.7	48.9	—	1.2	7.6
	$159.7	$60.7	$12.0	$18.8	$92.2

	Reorganized McLeodUSA				
	Liability at April 17, 2002	Cash Payments Through December 31, 2002	Reserve Additions	Reserve Reductions	Remaining Liability December 31, 2002
Employee separations	$ 5.9	$ 5.3	$—	$—	$ 0.6
Facility closure costs	78.7	20.1	1.9	2.0	58.5
Other contractual commitments	7.6	5.5	1.9	1.9	2.1
	$92.2	$30.9	$3.8	$3.9	$61.2

	Reorganized McLeodUSA				
	Liability at January 1, 2003	Cash Payments Through December 31, 2003	Reserve Additions	Reserve Reductions	Remaining Liability December 31, 2003
Employee separations	$ 0.6	$ 0.9	$0.3	$—	$ —
Facility closure costs	58.5	26.2	—	0.1	32.2
Other contractual commitments	2.1	1.4	—	0.4	0.3
	$61.2	$28.5	$0.3	$0.5	$32.5

Note 15. Goodwill and Other Intangible Assets

In accordance with SFAS 142, the goodwill resulting from the allocation of the reorganized equity value is not amortized but reviewed annually for impairment or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. SFAS 142 requires the identification of reporting units and the application of a two-step approach to assess goodwill impairment. In order to identify potential impairment, impairment tests of goodwill are performed by comparing the fair value of its reporting unit with its carrying amount, including goodwill. If the carrying amount of its reporting unit exceeds its fair value, the impairment loss is measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. McLeodUSA defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of McLeodUSA's consolidated operations. In connection with our adoption of fresh start on April 17, 2002, McLeodUSA performed its transitional impairment tests on goodwill. McLeodUSA has performed the annual test as of July 1 during 2003 and established that as the date for its annual impairment test. The impairment tests did not yield any impairment in either year.

Changes in the carrying amount of goodwill for the years ending December 31, 2002 and 2003 are summarized as follows (in millions):

Balance, January 1, 2002	$1,054.0
Adjustment for the sale of businesses	(110.1)
Fresh-start valuation adjustments	(706.1)
Balance, December 31, 2002	$ 237.8
Fresh-start valuation adjustments	7.3
Balance, December 31, 2003	$ 245.1

Intangible assets with finite lives at December 31 are summarized as follows (in millions):

	Gross	Accumulated Amortization	Net
2002:			
Deferred line installation costs	$163.2	$37.5	$125.7
Customer base	29.8	4.8	25.0
	$193.0	$42.3	$150.7

	Gross	Accumulated Amortization	Net
2003:			
Deferred line installation costs	$127.7	$27.3	$100.4
Customer base	29.8	11.8	18.0
PrimeLine trademark	0.9	0.3	0.6
	$158.4	$39.4	$119.0

In connection with our adoption of fresh-start reporting, independent appraisers valued the intangible assets. McLeodUSA's customer base was valued at $24.0 million with a remaining life of five years. Also included in the customer base is a customer contract, valued at $5.8 million, and assigned a remaining life of 33 months. The trademarks McLeodUSA and PrimeLine were assigned a value collectively of $83.8 million. The trademark McLeodUSA was determined to have an indefinite life. Impairment tests on the McLeodUSA trademark was performed as of July 1, 2003 using the relief from royalty method, and yielded no impairment. During 2003, the PrimeLine trademark was determined to have a finite useful life because it is no longer being actively marketed and is being amortized on an accelerated basis over three years.

Annual estimated amortization expense for intangible assets for 2004 is $55 million, $52 million per year for 2005 through 2006, $49 million for 2007 and $47 million for 2008.

Note 16. Accounting for Asset Retirement Obligations

In July 2001, the FASB issued SFAS 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. McLeodUSA, as required by SOP 90-7, has implemented this statement as part of fresh-start accounting.

McLeodUSA's asset retirement obligations relate to three categories of assets; fiber, central office colocation equipment and technical sites.

- Fiber: McLeodUSA utilizes nearly 18,000 route miles of fiber throughout its network, over 80% of which is buried in the ground. The remaining balance of fiber is located on poles. In most cases, McLeodUSA is obligated to remove its fiber if either the underlying right-of-way is terminated or McLeodUSA chooses to decommission those assets.
- Central Office Colocation Equipment: McLeodUSA utilizes space within Regional Bell Operating Company ("RBOC") central offices in which it has deployed a substantial number of assets. Termination of business in those markets would require removal of the equipment and restoration of the central office to its original state.
- Technical Sites: McLeodUSA leases space in numerous technical sites throughout its market area in which it deploys significant assets. Termination of the lease or business in those markets would require the removal of those assets and restoration of the leased space to its original state.

The present value of the asset retirement obligation was calculated using a discount rate of 6.1% over a period of 15 years, which is representative of the estimated life of McLeodUSA's telecommunications network.

Changes in the carrying amount of the asset retirement obligation for the year ended December 31, 2003 is summarized as follows (in millions):

Balance, April 17, 2002	$52.6
Interest accretion	2.3
Balance, December 31, 2002	$54.9
Interest accretion	3.4
Balance, December 31, 2003	$58.3

Note 17. Income Tax Matters

Net deferred taxes consist of the following components:

	December 31,	
	2003	2002
	(in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$1,111.7	$ 830.0
Property and equipment	641.9	470.7
Accruals and reserves not currently deductible	57.9	91.0
Deferred revenues	8.5	8.9
Other investments	—	2.4
Other	3.0	7.4
	1,823.0	1,410.4
Less valuation allowance	(1,763.5)	(1,330.2)
	59.5	80.2
Deferred tax liabilities:		
Intangibles and other assets	17.0	29.9
Deferred line installation cost	38.4	2.5
Other	4.1	47.8
	59.5	80.2
	$ —	$ —

A valuation allowance has been recognized to offset the entire net deferred tax asset due to the uncertainty of realizing the benefit of the net deferred tax asset. McLeodUSA has available net operating loss carryforwards totaling approximately $2.8 billion that expire in various amounts in the years 2008 to 2022.

During 2002, McLeodUSA adopted the Plan and emerged from bankruptcy. McLeodUSA realized substantial cancellation of debt, or "COD," income as a result of the implementation of the Plan. Because McLeodUSA was a debtor in a bankruptcy case at the time it realized the COD income, it was not required to include such COD income in its taxable income for federal income tax purposes. Instead, McLeodUSA was required to reduce certain of its tax attributes by the amount of COD income so excluded. As reflected in the summary of net deferred taxes, McLeodUSA believes that all of the parent company's net operating loss carryovers, or "NOLs," were eliminated and certain of its other tax attributes (including alternative minimum tax credit carryovers and the tax basis of certain property it owns) were reduced or eliminated, as a result of COD income being excluded pursuant to the Plan. Some of the tax attributes of McLeodUSA's subsidiaries would be reduced or eliminated if it is determined that such reductions must be applied on a consolidated group basis rather than on a separate company basis.

An "ownership change" (as defined in Internal Revenue Code Section 382 ("Section 382")) occurred with respect to McLeodUSA's stock in connection with the Plan. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporations' stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. Section 382 may apply to limit McLeodUSA's future ability to utilize any remaining NOLs generated before the ownership change and certain subsequently recognized "built-in" losses and deductions, if any, existing as of the date of the ownership change. McLeodUSA's ability and that of its subsidiaries to utilize new NOLs arising after the ownership change will not be affected.

A bankruptcy exception to the general Section 382 limitations may apply because McLeodUSA's historic stockholders and creditors holding "qualified indebtedness" (as defined for purposes of Section 382) prior to the implementation of the Plan own at least 50% of its stock (by vote and value) after its implementation. Under this exception, our ability to utilize pre-change NOLs would not be limited as described above, but the amount of our pre-change NOLs would be reduced by the amount of interest paid or accrued, during the current and immediately preceding three years, on the Notes in respect of which New Series A Preferred Stock was issued. The NOL adjustment for interest expenses would be made prior to the tax attribute reductions described above. Under this exception, if McLeodUSA incurs a second ownership change within two years of the change incurred as a result of the Plan, it would be unable to use any of its pre-change NOLs. McLeodUSA believes it qualifies for the bankruptcy exception.

The income tax rate differs from the U.S. Federal income tax rate due to the following:

	2003	2002
Expected tax rate	35%	35%
Percent increase (decrease) in income taxes resulting from:		
Discharge of indebtedness not requiring deferred taxes	—	(139)
Fresh-start accounting	—	33
Change in valuation allowance	(35)	62
Other	—	9
	—%	—%

Note 18. Related Party Transactions

McLeodUSA has entered into agreements with a stockholder that give certain rights-of-way to McLeodUSA for the construction of its telecommunications network in exchange for capacity on the network.

McLeodUSA provided and purchased services from various companies, the principals of which are stockholders or directors of McLeodUSA or are affiliates. Revenues from services provided totaled $1.2 million and $2.7 million for the years ended December 31, 2003 and 2002, respectively. Services purchased during 2003, primarily professional services and rent, totaled $6.3 million. Services purchased during 2002, primarily rent, professional services and database verification services, totaled $31.1 million. In addition, McLeodUSA paid Forstmann Little $0.2 million and $0.9 million in 2003 and 2002, respectively, for expenses incurred by Forstmann Little on behalf of the Company.

In June 2002, XO Communications, Inc. ("XO") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Southern District of New York (the "Bankruptcy Court"). In November 2002, XO's plan of reorganization was confirmed and in January 2003 it emerged from Bankruptcy Court proceedings pursuant to the terms of its plan. During 2002, Forstmann Little & Co. had a significant equity interest in XO. Upon its emergence from bankruptcy in January 2003, Forstmann Little & Co. no longer had an equity interest in XO. XO purchased interconnection and facilities based telecommunications services from McLeodUSA. Services provided to XO totaled $0.7 million for 2002. McLeodUSA purchased telecommunications services from XO during 2002 for $0.6 million.

In December 1998, McLeodUSA entered into a split dollar agreement for life insurance policies on the joint lives of Clark and Mary McLeod. The McLeod Family 1998 Special Trust is sole owner and beneficiary of each policy. The McLeod Family 1998 Special Trust agreed to assign the policies to McLeodUSA as collateral for the payment by McLeodUSA of the premiums for these policies. The aggregate face amount of the policies was $113,000,000. In January 2002, McLeodUSA and the trustees entered into a modification and restatement of the split dollar agreement pursuant to which the trustees made a payment to McLeodUSA in the amount of $2.7 million in exchange for McLeodUSA's release of its collateral assignments on the existing policies and for its agreement to make a single further premium payment of $1.88 million (the payment otherwise due in December 2001 under the split dollar agreement, as modified) to acquire additional insurance on the lives of Clark and Mary McLeod. As a result of this modification and restatement, McLeodUSA was fully released from its obligations to make future payments under such policies. The additional life insurance policy is owned by McLeodUSA, subject to a split dollar endorsement in favor of the trustees. Pursuant to this endorsement, at any time after December 31, 2003 the trustees have the option to purchase this policy from McLeodUSA for the policy's then net cash surrender value. Upon the trustees' exercise of such option, the restrictions on Clark and Mary McLeod's Class A Common Stock contained in the split dollar agreement will terminate.

Note 19. Quarterly Data—(Unaudited)

The following table includes summarized quarterly financial data for the years ended December 31, 2003 and 2002 (in millions, except per share data):

	Reorganized McLeodUSA			
2003:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$225.9	$222.6	$211.0	$209.5
Operating loss	(75.4)	(64.1)	(73.0)	(69.9)
Net loss	(84.1)	(72.8)	(82.2)	(56.6)
Net loss applicable to common shares	(85.3)	(74.0)	(83.4)	(57.6)
Loss per common share	(0.31)	(0.27)	(0.30)	(0.20)

	Predecessor McLeodUSA		Reorganized McLeodUSA		
2002:	First Quarter	April 1 to April 16, 2002	April 17 to June 30, 2002	Third Quarter	Fourth Quarter
Revenues	$264.1	$ 47.3	$207.2	$243.5	$230.0
Operating loss	(172.5)	(1,552.5)	(51.2)	(65.4)	(71.2)
(Loss) income from continuing operations	(200.9)	817.5	(58.3)	(77.6)	(83.2)
Net (loss) income	(186.4)	970.1	(45.3)	(67.4)	(88.7)
Net (loss) income applicable to common shares	(191.2)	970.1	(46.4)	(68.6)	(89.9)
Income (loss) per common share applicable to discontinued operations	0.02	0.25	0.05	0.04	(0.02)
(Loss) income per common share	(0.31)	1.55	(0.17)	(0.25)	(0.33)

Note 20. Effects of New Accounting Standards

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 addresses accounting for variable interest entities ("VIE"), defined as a separate legal structure that either 1) has equity investors who lack the essential characteristics of controlling financial interest, or 2) has equity investors that do not provide sufficient financial resources for the entity to support its own activities. FIN No. 46 requires that a VIE be consolidated by a company if that company is entitled to a majority of the VIE's residual returns or is subject to a majority of its expected losses, and also requires disclosures concerning VIEs that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB revised and re-released FIN 46 as "FIN 46(R)." The provisions of FIN 46(R) are effective for periods ending after March 15, 2004. FIN 46 and FIN 46(R) did not have any impact on McLeodUSA.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150").* SFAS 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. The statement requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 was effective for McLeodUSA beginning with the third quarter of 2003. The adoption of SFAS 150 did not have an impact on the consolidated financial statements of McLeodUSA.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. This statement requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions for this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued FIN No. 45 *Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also expands the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. The provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. McLeodUSA adopted the disclosure provisions of FIN 45 at December 31, 2002. The adoption of FIN 45 did not have an impact to the financial position of McLeodUSA.

Note 21. Litigation

On December 7, 2000, McLeodUSA acquired CapRock Communications Corp. ("CapRock") pursuant to an Agreement and Plan of Merger, dated October 2, 2000, in exchange for approximately 15.0 million shares of Class A Common Stock. Several class action complaints were filed in the United States District Court for the Northern District of Texas on behalf of all purchasers of CapRock common stock during the period April 28, 2000 through July 6, 2000. The lawsuits principally alleged that, prior to its merger with McLeodUSA, CapRock made material misstatements or omissions of fact in violation of Section 10(b) of the Securities Exchange Act. Consolidated with these claims were allegations that CapRock's June 2000 registration statement for a public offering of common stock contained materially false and misleading statements and omitted certain material information about CapRock in violation of Section 11 of the Securities Act. The named defendants in these lawsuits included CapRock and certain of its officers and directors. On September 22, 2003, the parties executed a Stipulation of Settlement by which the parties agreed to settle the action for a cash payment of $11 million which would be covered by a combination of insurance and a rebate of previously paid insurance premiums. Final court approval was granted on November 20, 2003. McLeodUSA recorded a $14.0 million gain related to the settlement resulting from the difference between the proceeds from insurance, $10.0 million previously accrued and the actual cash settlement.

Former Chairman Clark E. McLeod, President Stephen C. Gray (then also Chief Executive Officer), Chairman and Chief Executive Officer Chris A. Davis (then Chief Operating and Financial Officer) and former Chief Financial and Accounting Officer J. Lyle Patrick (the "Individual Defendants") are defendants in a number of putative class action complaints that have been consolidated into a single complaint entitled In Re McLeodUSA Incorporated Securities Litigation, Civil Action No. C02-0001 (N.D. Iowa) (the "Iowa Class Action"). The Individual Defendants have filed a motion to dismiss the amended consolidated complaint in the Iowa Class Action. A magistrate judge has issued a recommended ruling denying the motion to dismiss. In response to the magistrate judge's ruling, the Individual Defendants filed objections, which now have been fully briefed. The recommended ruling and the Individual Defendants' objections are now awaiting final disposition by the district judge. One of the putative class plaintiffs, New Millenium Growth Fund LLC, also filed proofs of claim against McLeodUSA in McLeodUSA's Chapter 11 Case for at least $104,650 on its own behalf and for no less than approximately $300 million (plus interest, costs and attorneys' fees as allowed) on behalf of all class claimants in the Iowa Class Action (the "Bankruptcy Claims" and, together with the Iowa Class Action, the "Securities Claims"). As the Securities Claims are in early stages, it is impossible to evaluate the likelihood of unfavorable outcomes or, with respect to the Iowa Class Action, to estimate the amount or range of potential loss, if any, to McLeodUSA. With respect to the Bankruptcy Claims, on May 2, 2002 the Bankruptcy Court issued an order establishing a disputed claims reserve of 18,000,000 shares of Reorganized McLeodUSA Class A Common Stock. Any recovery from the Bankruptcy Claims would be limited to those shares of stock. McLeodUSA believes that the Securities Claims are without merit and intends to defend them vigorously.

McLeodUSA has indemnification obligations running to the Individual Defendants, the terms of which provide for no limitation to the maximum potential future payments under such indemnifications. McLeodUSA is unable to develop an estimate of the maximum potential amount of future payments under the indemnifications due to the inherent uncertainties involved in such litigation. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its current and former Directors and Officers.

McLeodUSA is also involved in numerous regulatory proceedings before various public utility commissions and the FCC, particularly in connection with actions by the RBOCs. McLeodUSA anticipates the RBOCs will continue to pursue litigation, regulations and legislation in states within McLeodUSA's 25-state footprint and before the FCC to reduce regulatory oversight and regulation over rates, network access and operations. The RBOCs are also actively pursuing major changes in the Telecommunications Act of 1996, by regulatory litigation and legislation, which McLeodUSA believes would adversely affect competitive telecommunications service providers including McLeodUSA. If adopted, these initiatives could make it more difficult for McLeodUSA to challenge the RBOCs' actions, or to compete with the RBOCs, in the future. There are no assurances that McLeodUSA will prevail in its disputes with the RBOCs.

The FCC released its Triennial Review Order in August 2003 modifying its rules governing availability of RBOC unbundled network elements to competitive carriers. The Triennial Review Order established new rules governing the availability and pricing for the network elements the RBOCs must provide to competitive carriers, and delegated authority to the states to apply certain of the new rules in individual markets. Several appeals of the TRO were consolidated in the Court of Appeals for the District of Columbia. On March 2, 2004, the Court of Appeals issued a decision overturning many key elements of the TRO, remanding most of the order to the FCC for further action. The Court of Appeals ruled that the FCC's delegation of final impairment decisions to state agencies was unlawful. The Court also reversed the FCC's nationwide finding of presumptive impairment for mass market switches, and dedicated transport and loops. The Court directed the FCC to give stronger consideration to intermodal competition when revising its rules on remand. The Court upheld the FCC determination that RBOCs do not have to unbundle loops made up of a combination of copper and fiber or to provide CLECs access to new loops. The Court also upheld the FCC's findings that RBOCs are not required to provide unbundled switching to CLECs for business customers served by high-capacity loops, such as DS-1 or packet switching. State proceedings that had been started to determine whether DS-0 switch ports should remain available as unbundled network elements are being suspended in some states and continued in other states. The FCC has been given 60 days (or until a petition for a rehearing is denied) to implement new unbundling rules, after which those parts of the FCC's TRO that are inconsistent with the Court of Appeals' decision would be set aside. Certain parties have already announced plans to seek a stay and appeal the Court of Appeals order to the United States Supreme Court. There can be no assurance that our businesses will not be adversely affected by the TRO, continued legal challenges to the TRO, new legislation passed in response to the TRO or any court decisions that result from continued legal challenge to the TRO or current regulations.

On September 10, 2003, the FCC issued a Notice of Proposed Rulemaking ("NPRM") on TELRIC. This is a proceeding to review the TELRIC methodology used to determine the prices charged to competitive carriers for unbundled network elements. A change in pricing methodology that materially increases unbundled network element prices would increase our costs and could adversely affect our ability to compete. A decision is anticipated during 2004.

The FCC issued on March 10, 2004 its NPRM on "IP-enabled communications," which includes VoIP. The NPRM asks broad questions regarding the regulatory classifications of various "IP-enabled" services, including different VoIP services; the access charge and other intercarrier compensation implications; the universal service implications; and the other social policy implications such as law enforcement, disability and emergency 911 service issues and suggests, as a general proposition, the economic regulation of various IP-enabled services should be kept to a minimum.

Generally, state utility commissions or third parties could raise issues with regard to our compliance with applicable laws or regulations which could have a material adverse effect on our business, results of operations and financial condition. Several state utility commissions have reviewed or are actively reviewing the propriety of certain agreements we entered into with Qwest, including Washington, Arizona, and Colorado, and these proceedings may result in fines or other sanctions against us or the imposition of other conditions detrimental to us, including the establishment of discounts available to other competitive telephone companies but not to us. Other states may initiate similar proceedings.

McLeodUSA is not aware of any other material litigation against it. McLeodUSA does, however, have various other legal proceedings pending against it or its subsidiaries or on its behalf or that of its subsidiaries.

McLEODUSA INCORPORATED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND
FOR THE YEAR ENDED DECEMBER 31, 2001

In connection with its reorganization, McLeodUSA completed the sale of certain businesses, including its directory publishing business and Illinois Consolidated Telephone Company and associated businesses. In accordance with generally accepted accounting principles in the United States, McLeodUSA is required to present its financial statements for the year ended December 31, 2001, reflecting these businesses as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* McLeodUSA's former auditors, Arthur Andersen LLP ("Arthur Andersen") audited McLeodUSA's financial statements for the year ended December 31, 2001. Since Arthur Andersen is no longer able to perform audits of publicly traded companies, the following unaudited consolidated financial statements are being provided to reflect divested businesses as discontinued operations in accordance with SFAS 144 as of and for the year ended December 31, 2001.

McLEODUSA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(UNAUDITED)
(In millions)

	December 31, 2001
ASSETS	
Current Assets	
Cash and cash equivalents	$ 137.1
Investment in available-for-sale securities	4.5
Trade receivables, net	150.8
Prepaid expenses and other	29.6
Assets held for sale	781.2
TOTAL CURRENT ASSETS	1,103.2
Property and equipment	
Land and buildings	59.5
Communications networks	1,645.8
Furniture, fixtures and equipment	366.5
Networks in progress	866.6
	2,938.4
Less accumulated depreciation	479.4
	2,459.0
Investments, Intangibles and Other Assets	
Goodwill, net	949.4
Other intangibles, net	158.5
Other	85.0
	1,192.9
TOTAL ASSETS	$4,755.1

The accompanying notes are an integral part of these unaudited consolidated financial statements

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

(In millions, except shares)

	December 31, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Current maturities of long-term debt	$ 15.7
Long-term debt classified as current	2,978.9
Accounts payable	81.5
Accrued payroll and payroll related expenses	23.1
Other accrued liabilities	360.3
Deferred revenue, current portion	13.2
Liabilities related to discontinued operations	130.3
TOTAL CURRENT LIABILITIES	3,603.0
Long-term debt, less current maturities	945.4
Deferred revenue, less current portion	16.4
Other long-term liabilities	7.1
	4,572.0
Redeemable convertible preferred stock	
Preferred, Series D, redeemable, convertible, $.01 par value, authorized, issued and outstanding 2001 275,000	110.4
Preferred, Series E, redeemable, convertible, $.01 par value, authorized, issued and outstanding 2001 125,000	45.7
	156.1
Stockholders' Equity	
Capital Stock:	
Preferred, Series A, $.01 par value; authorized and issued 1,149,400; outstanding 1,149,375 shares	—
Common, Class A, $.01 par value; authorized 2,000,000,000 shares; issued and outstanding 2001 627,739,907	6.3
Common, Class B, convertible, $.01 par value; authorized 22,000,000 shares; issued and outstanding none	—
Additional paid-in capital	3,843.4
Accumulated deficit	(3,821.6)
Accumulated other comprehensive income	(1.1)
	27.0
TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	$ 4,755.1

The accompanying notes are an integral part of these unaudited consolidated financial statements

McLEODUSA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)
(In millions, except per share data)

	Year Ended December 31, 2001
Revenues	$ 1,276.4
Operating expenses:	
Cost of service (exclusive of depreciation and amortization shown separately below)	845.7
Selling, general and administrative	470.3
Depreciation and amortization	538.2
Restructuring, asset impairment and other charges	2,942.1
Total operating expenses	4,796.3
Operating loss	(3,519.9)
Nonoperating income (expense):	
Interest income	10.1
Interest expense, net of amounts capitalized	(251.3)
Other income	109.8
Total nonoperating expense	(131.4)
Loss from continuing operations	(3,651.3)
Discontinued operations:	
Income from discontinued operations	51.5
Net loss	(3,599.8)
Gain on exchange of preferred stock	851.2
Preferred stock dividend	(45.9)
Net loss applicable to common shares	(2,794.5)
Basic and diluted (loss) income per common share:	
Loss from continuing operations	$ (4.59)
Discontinued operations	0.08
Loss per common share	$ (4.51)
Weighted average common shares outstanding	620.3
Other comprehensive losses, net of tax:	
Unrealized holding losses arising during the period	$ (4.6)
Less: reclassification adjustment for gains included in net income	(23.9)
Total other comprehensive loss	(28.5)
Comprehensive loss	$(3,628.3)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(UNAUDITED)
(In millions, except shares)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2001	$6.1	$—	$3,749.7	$(1,027.1)	$ 27.4	$ 2,756.1
Net loss	—	—	—	(2,794.5)	—	(2,794.5)
Issuance of 8,600,897 shares of Class A common stock related to the exercise of stock options	0.1	—	28.6	—	—	28.7
Issuance of 3,395,695 shares of Class A common stock in connection with the Intelispan acquisition	0.1	—	37.7	—	—	37.8
Issuance of 1,657,125 shares of Class A common stock to participants in the 401(k) profit-sharing plan	—	—	3.8	—	—	3.8
Issuance of 1,272,591 shares of Class A common stock to participants in the Employee Stock Purchase Plan	—	—	5.1	—	—	5.1
Amortization of compensation expense related to stock options	—	—	3.9	—	—	3.9
Issuance of 3,216,954 shares of Class A common stock to Series A preferred stockholders	—	—	14.6	—	—	14.6
Other comprehensive loss	—	—	—	—	(28.5)	(28.5)
Balance, December 31, 2001	$6.3	$—	$3,843.4	$(3,821.6)	$ (1.1)	$ 27.0

The accompanying notes are an integral part of these unaudited consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In millions)

	Year Ended December 31, 2001
Cash Flows from Operating Activities	
Net loss from continuing operations	$(3,651.3)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	339.4
Amortization	198.8
Accretion of interest on senior discount notes	48.7
Gain on sale of assets	(114.5)
Restructuring, asset impairment and other charges	2,926.8
Changes in assets and liabilities, net of acquisitions and dispositions:	
Trade receivables	21.0
Inventory	8.8
Deferred expenses	(0.6)
Prepaid expenses and other	10.1
Accounts payable and accrued expenses	(311.4)
Deferred revenue	(14.2)
Customer deposits	(22.6)
Cash provided by discontinued operations	96.6
Net cash used in operating activities	(464.4)
Cash Flows from Investing Activities	
Purchases of property and equipment	(631.2)
Other assets	(66.3)
Available for sale securities:	
Purchases	(69.6)
Sales	129.4
Proceeds from the sale of assets	138.8
Other	0.4
Cash used in discontinued operations	(53.7)
Net cash used in by investing activities	(552.2)
Cash Flows from Financing Activities	
Net proceeds from long-term debt	1,159.3
Payments on long-term debt	(7.2)
Net proceeds from issuance of common stock	33.7
Payments of preferred stock dividends	(26.3)
Cash used in discontinued operations	(11.2)
Net cash provided by financing activities	1,148.3
Net increase in cash and cash equivalents	131.7
Cash and cash equivalents	
Beginning	5.4
Ending	$ 137.1
Supplemental Disclosure of Cash Flow Information	
Cash payment of interest	$ 255.3
Supplemental Schedule of Noncash Investing and Financing Activities	
Capital leases incurred for the acquisition of property and equipment	$ 9.8

The accompanying notes are an integral part of these unaudited consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: McLeodUSA Incorporated ("McLeodUSA") a Delaware corporation, through its subsidiaries, provides integrated communications services, including local services, primarily in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA's business is highly competitive and is subject to various federal, state and local regulations.

McLeodUSA derives its revenue from its core competitive telecommunications and related communications services. These services include local and long-distance services; dial-up Internet access services; high-speed/broadband Internet access services such as services using DSL, cable modems; and dedicated T1 access; bandwidth and network facilities leasing, sales and services, including access services; facilities and services dedicated for a particular customer's use; advanced communication services for larger customers; and value-added services such as virtual private networks and web hosting.

Basis of Presentation

The consolidated financial statements include those of McLeodUSA and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

On January 31, 2002, McLeodUSA Incorporated, the parent company, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On April 16, 2002, McLeodUSA Incorporated emerged from the Bankruptcy Court proceedings pursuant to the terms of its amended plan of reorganization (the "Plan"). The Plan was filed with the Bankruptcy Court on February 28, 2002 and was confirmed on April 5, 2002.

For the year ended December 31, 2001, the operating results of businesses held for sale have been reported as discontinued operations in the McLeodUSA Consolidated Statements of Operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Assets held for sale and liabilities related to discontinued operations have been presented separately in the asset and liabilities sections of the consolidated balance sheet. See Note 2 for further discussion of discontinued operations.

Prior to the sale of McLeodUSA Media Group, Inc. and its subsidiaries (collectively, "Pubco") on April 16, 2002, McLeodUSA operated predominantly in two reportable segments, Competitive Telecommunications and Directory. Pubco comprised the sole operations of the Directory segment. Accordingly, McLeodUSA now operates in one reportable operating segment, Competitive Telecommunications, and is no longer required to disclose segment information.

Background of Restructuring and Emergence from Bankruptcy

Beginning in August of 2001, McLeodUSA initiated a broad strategic and operational restructuring to refocus its business on core areas of expertise within its 25-state footprint, improve business discipline and processes and reduce its cost structure, all with a goal of eventually developing positive cash flow from operations. Key elements of the operational restructuring included reducing employee base, consolidating facilities, reducing capital expenditures, selling certain non-core assets and de-emphasizing certain unprofitable services. Also in 2001, McLeodUSA initiated a financial restructuring to substantially reduce its outstanding debt. As part of the financial restructuring, McLeodUSA and its senior secured lenders agreed to amend the McLeodUSA Credit Agreement to permit the financial restructuring.

On January 31, 2002, McLeodUSA commenced proceedings under Chapter 11 of the Bankruptcy Code and filed the Plan. On April 5, 2002, the Bankruptcy Court confirmed the Plan. The general unsecured creditors of McLeodUSA, except for the holders of all of its outstanding notes (including its 10½% Senior Discount Notes, 9¼% Senior Notes, 8⅜% Senior Notes, 9½% Senior Notes, 8⅛% Senior Notes, 12% Senior Notes, 11½% Senior Notes and 11⅜% Senior Notes (collectively, the "Notes")), were unaffected by the Chapter 11 proceedings and the Plan. The Plan became effective on April 16, 2002 and resulted in the following:

- The elimination of approximately $3 billion of indebtedness, including accrued interest, represented by the Notes;
- In exchange for the cancellation of the Notes and the unpaid interest thereon, the bondholders received their pro rata share of (1) $670 million in cash, (2) 10,000,000 shares of Series A Preferred Stock, which is convertible into 15% of Class A Common Stock on a fully diluted basis as of the effective date of the Plan after giving effect to the Plan and conversion of the Class B Common Stock and Class C Common Stock (but prior to the exercise of the warrants) and (3) 5-year warrants to purchase 22,159,091 shares of Reorganized McLeodUSA Class A Common Stock for $30 million;
- The sale of Pubco to Yell Group Ltd. for $600 million;
- The investment by two funds affiliated with Forstmann Little & Co. of $175 million in exchange for (1) 74,027,764 shares of Reorganized McLeodUSA Class A Common Stock, (2) 5-year warrants to purchase 22,159,091 shares of Reorganized McLeodUSA Class A Common Stock for $30 million and (3) 10 shares of Reorganized McLeodUSA Series B Preferred Stock;
- The conversion of Predecessor McLeodUSA Series D Preferred Stock and Predecessor McLeodUSA Series E Preferred Stock, held by Forstmann Little, into 78,203,135 shares of Reorganized McLeodUSA Class B Common Stock and 35,546,879 shares of Reorganized McLeodUSA Class C Common Stock, respectively; and
- The conversion of the Predecessor McLeodUSA Series A Preferred Stock into 33,696,559 shares of Reorganized McLeodUSA Class A Common Stock.

The Plan also provided for the distribution of a portion of Reorganized McLeodUSA Class A Common Stock to holders of Predecessor McLeodUSA Class A Common Stock. These holders were entitled to share, together with holders of certain securities claims, in the distribution of 54,775,663 shares of Reorganized McLeodUSA Class A Common Stock. On May 2, 2002, the Bankruptcy Court entered an order establishing a disputed claims reserve at 18,000,000 shares of Reorganized McLeodUSA Class A Common Stock pending resolution of the securities claims against McLeodUSA associated with the putative securities class action lawsuits. McLeodUSA then commenced the distribution of 36,775,663 shares of Reorganized McLeodUSA Class A Common Stock to record holders of Predecessor McLeodUSA Common Stock as of April 5, 2002, the distribution record date under the Plan. Upon the final determination of the amount, if any, of allowed securities claims under the Plan, such holders of Predecessor McLeodUSA Class A Common Stock may be entitled to additional distributions of Reorganized McLeodUSA Class A Common Stock from the 18,000,000 shares held in the disputed claims reserve.

McLeodUSA implemented, upon the effective date of the Plan, fresh start reporting under the provisions of Statement of Position 90-7 *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code* ("SOP 90-7"). The provisions of fresh start reporting required McLeodUSA to revalue its assets and liabilities during 2002 to fair value, re-establish stockholders' equity using the reorganization value established in connection with the Plan, and record the applicable reorganization value in excess of amounts allocable to identified assets. The adoption of SOP 90-7 and fresh start reporting (including the effect of the sale Pubco) had a material effect on McLeodUSA's financial statements. No adjustments have been made in the financial statements as of and for the year ended December 31, 2001, to reflect the provisions of SOP 90-7. As a result, these financials statements are not comparable with financial statements for periods following April 16, 2002, the effective date of the Plan.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulatory accounting: Illinois Consolidated Telephone Company ("ICTC") and Dakota Community Telephone, Inc., independent local exchange carriers (together the "ILECs") and indirect wholly- owned subsidiaries of McLeodUSA, prepare their financial statements in accordance with the provisions of Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* ("SFAS No. 71"). In analyzing the effects of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles in the United States of America, and therefore any adjustments to telecommunications plant would be immaterial, as would be the write-off of regulatory assets and liabilities. The ILECs were sold in 2002 and are reflected in these financial statements as discontinued operations in accordance with SFAS 144.

Cash and cash equivalents: For purposes of reporting cash flows, McLeodUSA considers all highly liquid debt instruments purchased with a maturity of three months or less and all certificates of deposit, regardless of maturity, to be cash equivalents.

Investments: Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. McLeodUSA has classified its securities as available-for-sale. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are reported as a component of stockholders' equity. Realized gains and losses are determined on the basis of the specific securities sold.

Property and equipment: Property and equipment is stated at cost. Network in progress includes construction costs, internal labor, overhead and interest capitalized during the construction and installation of fiber optic telecommunications networks as well as new and reusable parts to maintain those fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as telecommunications network assets. Interest is also capitalized as part of the development of McLeodUSA's software.

The ILECs' property and equipment for their regulated operations, which is included in assets held for sale in the consolidated balance sheet, is summarized as follows at December 31, 2001 (in millions):

Telephone plant:	
In service	$151.7
Under construction	2.5
	154.2
Less accumulated depreciation	(45.3)
	$108.9

When regulated property and equipment are retired, the original cost, net of salvage, is charged against accumulated depreciation. The provision for depreciation of regulated property and equipment is based upon remaining life rates for property placed in service through 1980 and equal life rates for property additions placed in service after 1980. The regulated provision is equivalent to an annual composite rate of 6.15% for 2001.

The provision for depreciation of nonregulated property and equipment is recorded using the straight-line method based on the following estimated useful lives:

	Years
Buildings	20-39
Telecommunications networks	5-15
Furniture, fixtures and equipment	3-10

McLeodUSA's telecommunications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated economic lives of these assets.

Goodwill: Prior to the adoption of SFAS No. 142, *Accounting for Goodwill and Other Intangible Assets* ("SFAS 142") in 2002, which requires a non-amortization approach to goodwill, goodwill resulting from McLeodUSA's acquisitions was being amortized over a range of 15 to 30 years using the straight-line method. Goodwill is periodically reviewed for impairment based upon an assessment of future operations to ensure that it is appropriately valued. Accumulated amortization on goodwill totaled $126.4 million at December 31, 2001.

Other intangibles: Other intangibles consist of customer lists and noncompete agreements related to McLeodUSA's acquisitions and line installation costs incurred in the establishment of local access lines for customers. The customer lists and noncompete agreements are being amortized using the straight-line method over periods ranging from 3 to 15 years. The deferred line installation costs are being amortized using the straight-line method over 36 to 60 months, which approximates the expected service lives of residential and business customers. Accumulated amortization on the other intangibles totaled $184.5 million at December 31, 2001.

Impairment: Prior to the adoption of SFAS 144 in 2002, McLeodUSA followed the impairment provisions of SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of* ("SFAS 121"). In accordance with SFAS 121, whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable, McLeodUSA assesses long-lived assets to be held and used for impairment. McLeodUSA recognizes an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income tax matters: McLeodUSA recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate (see Note 8). Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred revenue: Amounts received in advance under long-term operating leases of fiber optic telecommunications networks are recognized as revenue on a straight-line basis over the life of the leases.

Revenue recognition: Revenues for local and long-distance services are recognized when subscribers use telecommunications services. The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate* are met. These criteria include requirements that (1) specific fiber be identified and accepted by the customer, (2) at least 25% of the sale proceeds have been received and (3) all additional services provided by McLeodUSA are separable and the related revenue is recognized as those services are performed. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed. Because McLeodUSA also enters into agreements to purchase fiber optic telecommunications network facilities, McLeodUSA reviews all sales type leases to determine whether a nonmonetary exchange has occurred under the provisions of Accounting Principles Board ("APB") Opinion No. 29, *Accounting for Nonmonetary Transactions*. Although cash was exchanged, McLeodUSA determined one such nonmonetary exchange occurred where McLeodUSA recorded revenue (less than ½% of 2001 revenue). Revenue recognition for this reciprocal transaction was based on numerous factors, most notably (1) the assets exchanged were dissimilar (assets held for sale in the ordinary course of business exchanged for assets to be used to provide telecommunications services), (2) fair value was determinable within reasonable limits and (3) the transaction had a valid business purpose.

The ILECs' toll revenue, which is included within discontinued operations in the consolidated statement of operations, is provided through a combination of billed carrier access charges, traditional end-user billed toll revenues, interstate tariffed subscriber line charges and the ILECs' share of revenues and expenses from the non-traffic sensitive pool administered by the National Exchange Carrier Association. The ILECs' prescribed rate of return on interstate access revenues for 2001 continued to be 11.25%, as it had been since the FCC's represcription order in December 1990. The FCC's rate of return rules also establish a maximum for the overall interstate rate of return by allowing up to 0.25% over the prescribed rate, and also establish a maximum rate of return for each individual access element by allowing up to 0.40% over the prescribed rate per element.

Fees from telemarketing contracts are recognized as revenue in the period the services are performed.

Revenues from directories, included within discontinued operations in the consolidated statement of operations, are recognized upon publication of directories, which typically corresponds with distribution and is when the earnings process is complete. Customer deposits consist primarily of cash received from customers at the time a sales contract is signed. They are recorded as revenue when the related directory is published.

McLeodUSA has established an allowance for doubtful accounts and discounts through charges to selling, general and administrative expense. The allowance is established based upon the amount McLeodUSA ultimately expects to collect from customers, and is estimated based on a number of factors, including a specific customer's ability to meet its financial obligations to McLeodUSA, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment.

Effective January 1, 2000, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 101, McLeodUSA changed its accounting for certain activation and reactivation fees charged to its customers. McLeodUSA now defers these fees and records the related revenue over the expected customer service periods rather than recording the revenues when received. This change in accounting policy did not have a material effect on results of operations or financial position.

Cost of service and deferred expenses: Cost of service includes local and long-distance services purchased from certain MegaBells and interexchange carriers, the cost of providing local exchange services to customers in the independent local exchange service areas, and the cost of fiber related to sales type leases. Cost of service also includes direct costs associated with telemarketing services.

Cost of service for Pubco, which was sold in 2002 and reflected in these financial statements as a discontinued operation, includes production costs associated with the publication of directories. Deferred expenses consist of production and selling costs on unpublished directory advertising orders. They are expensed when the related directory is published and the related revenue of the directory is recognized.

Key business suppliers: Qwest, Ameritech/SBC and Verizon are McLeodUSA's primary suppliers of non-owned local central office switching and local lines.

Stock options issued to employees: McLeodUSA follows the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*("SFAS 123"), which establishes a fair value based method for the financial reporting of its stock-based employee compensation plans. As permitted under SFAS 123, McLeodUSA measures compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), but is required to make pro forma disclosures in the footnotes to the financial statements as if the measurement provision of SFAS 123 and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS 123,* had been adopted. Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. The market value used for stock options granted is based upon the closing price of the Class A common stock on the day before the grant date. The following table illustrates the effect on net income and earnings per share if McLeodUSA had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year ended December 31, 2001
Net loss applicable to common shares, as reported	$(2,794.5)
Add: Stock-based compensation expense included in reported net income	0.5
Less: total stock-based employee compensation expense determined under fair value based methods awards	(212.5)
Pro forma net loss applicable to common shares	$(3,006.5)
Loss per share:	
Basic and diluted, as reported	$ (4.51)
Basic and diluted, pro forma	$ (4.85)

Stock options issued to nonemployees: McLeodUSA uses the Black-Scholes model to determine the fair value of the stock options issued to nonemployees at the date of grant. This amount is amortized to expense over the vesting period of the options.

Basic and diluted loss per common share: Loss per common share has been computed using the weighted average number of shares of common stock outstanding. All stock options granted and the convertible preferred stock outstanding are anti-dilutive, and therefore excluded from the computation of earnings per share. In the future, the stock options and convertible preferred stock may become dilutive. Assuming exercise or conversion of outstanding stock options and convertible securities, diluted shares would have been 928.2 million at December 31, 2001.

Fair value of financial instruments: The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The fair value of McLeodUSA's long-term debt is estimated to be $1.7 billion based on the quoted market rates for the same or similar issues or the current rates offered to McLeodUSA for debt with similar maturities.

Common stock split: On February 29, 2000, McLeodUSA announced a three-for-one stock split in the form of a stock dividend on its Class A common stock. The record date for the stock split was April 4, 2000 and the distribution of the additional shares took place on April 24, 2000. All share data in the consolidated financial statements and notes to the financial statements have been adjusted to reflect the stock split.

Reclassifications: Certain items in the 2001 consolidated financial statements have been reclassified to be consistent with the presentation in the 2002 and 2003 consolidated financial statements.

Note 2. Assets Held for Sale

In August 2001, McLeodUSA initiated a broad strategic and operational restructuring to re-focus its business on its core areas of expertise within its 25-state footprint, improve business discipline and processes and reduce its cost structure, all with the goal of eventually developing positive cash flow from operations. A key element of this operational restructuring included selling certain non-core assets, including McLeodUSA Telecom Development, Inc. and McLeodUSA Community Telephone, Inc. (collectively "DTG"), Greene County Partners, Inc., Caprock Services Corp., and McLeodUSA Integrated Business Systems, Inc. ("IBS"). At September 30, 2001, as part of the restructuring, McLeodUSA adjusted the carrying values of these entities to fair value.

Also in 2001, McLeodUSA initiated a financial restructuring to substantially reduce its outstanding debt. As part of the financial restructuring, McLeodUSA and its senior secured lenders agreed to amend McLeodUSA's Credit Agreement to permit the financial restructuring. The key elements of the financial restructuring included, among other things (1) the sale of Pubco and the use of the proceeds therefrom of $600 million to make a payment to the holders of the Notes and (2) the sale of ICTC upon completion of the restructuring and use of the first $225 million of net proceeds to prepay the term loans under the Credit Agreement.

For the year ended December 31, 2001, the operating results of the businesses listed above have been reported as discontinued operations in the consolidated financial statements in accordance with SFAS 144. At December 31, 2002, all of the businesses have been sold (see Note 19 for further discussion of asset dispositions).

The carrying amounts of the major classes of assets held for sale and liabilities related to discontinued operations as of December 31, 2001, were as follows (in millions):

	IBS	CapRock Services	Pubco	DTG	Greene County	ICTC	Total
Assets held for sale:							
Current assets	$ 7.7	$ 7.2	$154.7	$10.8	$ 3.4	$ 19.7	$203.5
Property and equipment, net	0.3	7.7	36.3	71.5	6.9	100.6	223.3
Intangible assets	4.3	1.4	316.1	1.8	9.1	—	332.7
Other noncurrent assets	0.2	0.2	—	0.2	—	—	0.6
	$12.5	$16.5	$507.1	$84.3	$19.4	$120.3	$760.1
Liabilities related to discontinued operations:							
Current liabilities	$ 1.9	$ 3.7	$ 51.6	$ 5.3	$ —	$ 35.2	$ 97.7
Long-term debt	0.1	—	1.6	—	—	20.8	22.5
Other long-term liabilities	—	0.2	—	0.1	—	9.8	10.1
	$ 2.0	$ 3.9	$ 53.2	$ 5.4	$ —	$ 65.8	$130.3

McLeodUSA has recorded an equity interest in a partnership totaling $21.1 million as assets held for sale in addition to the businesses listed above.

For the year ended December 31, 2001, the amount of revenue and net income attributable to the discontinued operations and the assets held for sale were as follows (in millions):

Revenues:	
IBS	$ 41.8
CapRock Services	30.8
Pubco	298.4
DTG	36.2
Greene County	7.5
ICTC	119.7
	$534.4
Net Income (loss):	
IBS	$(2.9)
CapRock Services	3.1
Pubco	21.4
DTG	(8.7)
Greene County	0.2
ICTC	38.4
	$51.5

Note 3. Trade Receivables

Trade receivables include certain unbilled revenue from recoverable costs not yet billed on network contracts. It is anticipated that a substantial portion of all such amounts at December 31, 2001 will be collected within one year.

The composition of trade receivables, net is as follows:

	December 31, 2001
Trade receivables:	
Billed	$155.1
Unbilled	33.4
	188.5
Allowance for doubtful accounts and discounts	(37.7)
	$150.8

Note 4. Investments

At December 31, 2001, McLeodUSA held $4.5 million in marketable equity securities and has classified them as available-for-sale. The marketable equity securities have been recorded at their fair market value at December 31, 2001.

Note 5. Pledged Assets and Debt

As described in Note 1, on January 31, 2002, McLeodUSA filed a voluntary petition to reorganize under Chapter 11 of the Bankruptcy Code. Under the Plan, all Notes were discharged in exchange for cash and the issuance of convertible preferred stock and warrants. McLeodUSA did not make its scheduled January 2002 interest payments on its 11⅜%, 12% and 9¼% Notes. The nonpayment of interest and the filing of the voluntary petition under Chapter 11 resulted in default on all of the Notes. These Notes have been classified as short-term at December 31, 2001.

Any restructuring involving a payment to holders of the Notes, other than regularly scheduled payments of principal and interest, required a majority consent under McLeodUSA's Credit Agreement (the "Credit Agreement"). In order to effect a restructuring, McLeodUSA entered into the Third Amendment to the Credit Agreement (the "Third Amendment"). Under the Third Amendment, the lenders under the Credit Agreement waived: (1) any bankruptcy and payment cross-defaults with respect to the Notes arising from the restructuring; (2) covenants respecting the sales of assets in order to allow the sale of Pubco pursuant to the restructuring, and use of the $600 million of proceeds therefrom to make a payment to the holders of the Notes; and (3) certain other covenants and other provisions of the Credit Agreement that would have restricted McLeodUSA's ability to enter into various transactions necessary to consummate the restructuring.

Under the Third Amendment McLeodUSA agreed to limit any additional borrowings under the Credit Agreement to $50 million during the period between the effective date of the Third Amendment and such time as McLeodUSA filed for Chapter 11 protection under the Bankruptcy Code. McLeodUSA borrowed the remaining $50 million in December 2001. Pursuant to the Third Amendment, McLeodUSA's unused revolving commitments terminated upon the commencement of the Chapter 11 proceedings on January 31, 2002. The Plan became effective on April 16, 2002; therefore, McLeodUSA has classified its borrowings under the Credit Agreement as long-term, except for those amounts that were paid as part of the Plan.

The Credit Agreement is secured by (1) a first priority pledge of all the capital stock owned by McLeodUSA and by each subsidiary, and (2) a perfected first priority security interest in substantially all of McLeodUSA's tangible and intangible assets and, to the extent of $100 million, by the assets of each subsidiary. In addition, telecommunications assets acquired or refinanced with proceeds from the Credit Agreement serve as collateral.

Interest on the borrowings under the Credit Agreement is payable quarterly at LIBOR plus 1% to LIBOR plus 3.25% based on McLeodUSA's debt rating. At December 31, 2001, McLeodUSA's interest rates were LIBOR plus 2.25% on the Revolving Credit Facility and Tranche A Term Facility and LIBOR plus 3.25% on the Tranche B Term Facility. At December 31, 2001, the interest rates were 4.5% on the Revolving Credit Facility and Tranche A Term Facility, and 5.23% on the Tranche B Term Facility. A commitment fee of 0.5% to 1.0% per annum is charged on the undrawn portion of the commitment relating to the unused portion of the Credit Agreement. During 2001, the commitment fee on the unused portion of the Credit Agreement was approximately $6.0 million.

McLeodUSA's debt consisted of the following at December 31, 2001 (in millions):

Revolving Credit Facility, variable rate due May 31, 2007	$ 150.0
Tranche A Term Facility, variable rate due in various installments through May 31, 2007	275.0
Tranche B Term Facility, variable rate due in various installments through May 30, 2008	575.0
10½% Senior Discount Notes due March 1, 2007(A)	491.7
9¼% Senior Notes due July 15, 2007(A)	225.0
8⅜% Senior Notes due March 15, 2008(A)	300.0
9½% Senior Notes due November 1, 2008(A)	300.0
8⅛% Senior Notes due February 15, 2009(A)	500.0
11½% Senior Notes due May 1, 2009(A)	203.2
12% Senior Notes due July 15, 2008(A)	149.0
11⅜% Senior Notes due January 1, 2009(A)	750.0
Capitalized Lease payable, due in various installments payments, bearing interest at 3.90% to 11.5%, with final payment due in December 2004	21.1
Other long-term borrowings, due in various installments, bearing interest at rates ranging from 0% to 9.0% through December 2004	0.1
	3,940.1
Less current maturities of long-term debt	15.7
Less long-term debt classified as current	2,978.9
	$ 945.5

(A) Notes classified as current due to default after December 31, 2001.

Principal payments required on the outstanding debt at December 31, 2001 are as follows (in millions):

2002	$2,994.6
2003	21.3
2004	41.0
2005	74.5
2006	108.9
Later years	699.8
	$3,940.1

Note 6. Restructuring and Impairment Charges

During the second quarter of 2001, McLeodUSA instituted a plan to reduce costs and focus operations on its core 25-state footprint. In conjunction with this plan, McLeodUSA recorded a $28.2 million charge for the reduction of its workforce by approximately 900 employees and the termination of leases associated with the abandonment of office space and equipment space. During the third quarter of 2001, McLeodUSA decided on a comprehensive restructuring of its business. Under this restructuring, McLeodUSA decided to (1) abandon its plans for a national network and placed the associated assets for sale; (2) sell other non-core and non-operating assets; (3) further reduce the workforce by approximately 1,500 employees and (4) consolidate and eliminate certain existing duplicative facilities.

The third quarter restructuring resulted in a $2.9 billion charge to write down goodwill and other long-lived assets associated with the national network, other non-core assets and construction work-in-progress ($2.7 billion), provided for involuntary employee separations ($11.5 million), provided for facilities consolidations ($127.9 million) and other contractual commitments related to national network and software development projects ($60.9 million).

Included in the write down was approximately $2.1 billion in goodwill and other intangible assets which originated from numerous acquisitions, most notably Splitrock Services, Inc. ("Splitrock"). In addition, McLeodUSA reduced long-lived assets and construction work-in-progress associated with Splitrock by approximately $260 million to appropriately mark those assets to fair value. As a result of abandoning McLeodUSA's plans for a national network, McLeodUSA decided to sell certain assets acquired in the Splitrock transaction and other businesses which are no longer considered core strategic businesses.

In addition to the operating assets above, McLeodUSA reduced other long-lived assets and construction work-in-progress by $313.0 million to reflect the net realizable value of certain non-core assets which McLeodUSA planned to actively market and sell over the next twelve months. These assets contributed approximately $62 million of depreciation expense for the year ended December 31, 2001.

The following table shows the charges, uses and remaining liability for the twelve months ended December 31, 2001 (in millions):

	2001 Charges	Reductions Through December 31, 2001	Remaining Liability
Goodwill and other intangible services	$2,123.8	$2,123.8	$ —
Long-lived assets and construction work-in-progress	573.1	573.1	—
Employee separations	28.2	17.8	10.4
Facility closure costs	139.4	47.8	91.6
Other contractual commitments	60.9	3.2	57.7
	$2,925.4	$2,765.7	$159.7

The facility closure costs reflected above relate to both leased and owned facilities and include space that houses both equipment and personnel. McLeodUSA will terminate numerous technical facility leases (those facilities that house telecommunications equipment) and will consolidate 11 facilities that house administrative, technical and service personnel into three remaining locations.

Note 7. Leases and Commitments

McLeodUSA leases certain of its office and network facilities under noncancelable agreements which expire at various times through November 2029. These agreements require various monthly rentals plus the payment of applicable property taxes, maintenance and insurance. McLeodUSA also leases vehicles and equipment under both operating and capital lease agreements which expire at various times through December 2004 and require various monthly rentals. Amortization on the capitalized assets is included in depreciation expense. Interest rates are imputed at 3.9% to 11.5%.

The total minimum commitment at December 31, 2001 under the operating and capital leases is as follows (in millions):

	Capital Leases	Operating Leases
2002	$17.1	$ 52.4
2003	4.5	48.2
2004	0.5	43.9
2005	—	38.4
2006	—	34.2
Thereafter	—	97.7
	$22.1	$314.8
	1.0	
Present value of net minimum lease payments	21.1	
Less current portion of obligations under capital leases	15.6	
Long-term obligations under capital leases	$ 5.5	

The total rental expense included in the consolidated statement of operations for 2001 was approximately $159.8 million, which also includes short-term rentals for office facilities.

Alcatel: In January 1999 McLeodUSA entered into an agreement with Alcatel USA Marketing, Inc. to purchase equipment, software and services for a total commitment of $200 million over a six year period. If McLeodUSA does not meet the committed purchases on a cumulative annual basis, Alcatel retains the right to renegotiate the applicable prices. If regulatory conditions substantially prevent McLeodUSA from continuing to implement its current network deployment plans, McLeodUSA has the option to request renegotiation of unit prices based on revised quantities of products or to renegotiate unit prices based on the quantities of products purchased to that time and cease any further purchases of products. This contract was subsequently canceled in 2002.

Note 8. Income Tax Matters

Net deferred taxes consist of the following components as of December 31, 2001(in millions):

Deferred tax assets:	
Net operating loss carryforwards	$1,952.5
Accruals and reserves not currently deductible	112.0
Deferred revenues	13.0
Intangibles and other assets	2.3
Other	1.5
	2,081.3
Less valuation allowance	1,960.9
	120.4
Deferred tax liabilities:	
Property and equipment	46.6
Other investments	5.4
Deferred line installation cost	52.7
Other	15.7
	120.4
	$ —

A valuation allowance has been recognized to offset the related net deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards. McLeodUSA has available net operating loss carryforwards totaling approximately $4.7 billion which expire in various amounts in the years 2008 to 2020.

If McLeodUSA is successful in implementing the Plan, most of the capital loss carryforwards and the net operating loss carryforwards are expected to be eliminated. Other tax attributes, including asset bases, could also be reduced if the Plan becomes effective. McLeodUSA is still reviewing the overall tax impact of the implementation of the Plan.

The income tax rate differs from the U.S. Federal income tax rate for 2001 due to the following:

Expected tax (benefit) rate	(35)%
Percent increase (decrease) in income taxes resulting from:	
Change in valuation allowance	34
Goodwill amortization for stock purchases	1
	—

Note 9. Stock-based Compensation Plans

At December 31, 2001, McLeodUSA had various stock-based compensation plans which are described below. Upon the effective date of the Plan, April 16, 2002, all options under the stock option plans described below were cancelled and the plans were terminated. Grants under McLeodUSA's stock option plans are accounted for in accordance with APB 25 and related Interpretations. McLeodUSA granted a total of 9,922,128 stock options in January and February 1996 at an exercise price of $0.445 per share. The estimated aggregate fair market value of these options at the date of grant was later determined to exceed the aggregate exercise price by approximately $9,190,000. Additionally, in September 1997, McLeodUSA granted a total of 8,813,670 stock options at an exercise price of $4.08 *per* share. The aggregate fair market value of these options at the date of grant exceeded the aggregate exercise price by approximately $15,790,000. As a result, McLeodUSA was amortizing these amounts over the four-year vesting period of the options. Compensation cost of $488,000 has been charged to net income for the year ended December 31, 2001, using the intrinsic value based method as prescribed by APB 25.

1992, 1993 and 1995 Incentive Stock Option Plans: McLeodUSA had reserved 3,490,782 shares of its Class A common stock for issuance to employees under the 1992, 1993 and 1995 Incentive Stock Option Plans. Options outstanding under these plans were granted at prices equal to the estimated fair market value on the dates of grant as determined by McLeodUSA's Board of Directors. Under the 1992 and 1993 plans, all options granted became exercisable at a rate of 25% per year, on a cumulative basis, and expire seven years after the date of grant. Under the 1995 plan, all options, except for options granted to McLeodUSA's chairman and chief executive officer, became exercisable at a rate of 25% per year, on a cumulative basis, beginning five years from the date of grant. The options granted to McLeodUSA's chairman and chief executive officer vested at a rate of 20% per year on a cumulative basis. All options granted under the 1995 plan expired ten years after the date of grant. These plans were superseded by the 1996 Employee Stock Option Plan.

1996 Employee Stock Option Plan: In 1997, McLeodUSA's stockholders approved an amendment to the 1996 Employee Stock Option Plan to increase the number of shares of Class A common stock available under the plan to 225,000,000 shares from 27,150,000 shares. At December 31, 2001, after adjusting for option exercises, McLeodUSA had reserved 199,817,448 shares of Class A common stock for issuance under the plan. The exercise price for incentive stock options granted under this plan is no less than the fair market value, as defined in the plan, of Class A common stock on the date of the grant (or 110% of the fair market value if the grantee beneficially owned more than 10% of the outstanding Class A common stock). The options granted expired ten years after the grant date (or five years after the grant date if the grantee beneficially owned more than 10% of the outstanding Class A common stock) and vested over periods determined by the Compensation Committee.

Directors' Stock Option Plan: McLeodUSA had reserved, after adjusting for option exercises, 3,986,250 shares of Class A common stock for issuance under the Directors' Stock Option Plan to directors who were not officers or employees of McLeodUSA. The Director's plan was adopted and approved by the stockholders in 1993. Under the plan as amended and restated, each eligible director who commenced service was granted an initial option to purchase up to 120,000 shares of Class A common stock, such amount to be determined by the Board of Directors in its discretion. Each such eligible director was also granted additional options to purchase up to 60,000 shares of Class A common stock after each subsequent annual meeting of the stockholders. In addition, each eligible director received discretionary options as determined by the Board of Directors. No more than an aggregate of 600,000 shares of Class A common stock were to be granted as discretionary options. Options granted under the Directors' plan vested at a rate of 25% per year, on a cumulative basis, and expired seven years after the date of grant (ten years after the date of grant for options granted under the amended and restated plan). However, upon a change in control of McLeodUSA as defined in the Directors' plan, all options would become fully exercisable. McLeodUSA had the right to repurchase any Class A common stock issued pursuant to the exercise of an option granted under this plan that was offered for sale to an individual who was not an employee or director of McLeodUSA.

The fair value of each grant under McLeodUSA's stock option plans was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2001: no expected dividends, risk-free interest rate of 4.8%; price volatility of 189.04% and expected lives of 4 years.

Employee Stock Purchase Plan: Under the Employee Stock Purchase Plan, employees were able purchase up to an aggregate of 6,000,000 shares of Class A common stock through payroll deductions. Employees of McLeodUSA employed more than 90 days and who were regularly scheduled to work more than 20 hours per week were eligible to participate in the plan, provided that they owned less than five percent of the total combined voting power of all classes of stock of McLeodUSA. The purchase price for each share was determined by the Compensation Committee, but could not be less than 85% of the closing price of the Class A common stock on the first or last trading day of the applicable purchase period, whichever was lower. No employee was able to purchase in any calendar year Class A common stock having an aggregate fair value in excess of $25,000 as determined by the closing price of the Class A common stock on the first trading day of the relevant purchase period or periods. McLeodUSA implemented this plan effective February 1, 1997. Under the plan, McLeodUSA sold 1,303,033 shares of Class A common stock in 2001. The fair value of the employees' purchase rights was calculated for disclosure purposes using the Black-Scholes model with the following assumptions: an expected life of 6 months in 2001; a risk-free interest rate of 4.8%; expected volatility of 189.04% in 2001; and no expected dividends. The weighted average fair value of each purchase right granted in 2001 was $12.71. This plan was terminated on January 19, 2002.

A summary of the status of McLeodUSA's stock option plans as of and for the year ended December 31, 2001 is as follows (in thousands, except price data):

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2001	126,901	10.08
Granted	18,347	5.88
Exercised	(6,793)	4.14
Forfeited	(33,141)	13.52
Outstanding at December 31, 2001	105,314	
Exercisable, end of year	44,360	
Weighted-average fair value per option of options granted during the year	$ 5.73	

Other pertinent information related to the options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range Of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.13 to $0.70	3,868,817	2.1	$ 0.40	3,169,370	$ 0.41
$0.71 to $2.96	10,120,769	6.2	2.52	5,084,270	2.84
$3.10 to $4.96	20,603,637	6.5	4.27	13,195,833	4.31
$5.02 to $7.50	33,291,224	7.8	6.19	9,434,305	6.11
$7.51 to $11.25	12,813,018	7.5	8.21	6,393,964	8.22
$11.26 to $16.87	6,047,772	8.2	13.93	2,300,217	13.94
$17.25 to $17.54	8,482,135	5.7	17.52	1,534,157	17.52
$17.55 to $20.46	7,486,974	8.2	20.44	2,046,828	20.39
$20.47 to $30.70	1,797,225	8.1	22.20	530,863	22.34
$30.71 to $124.48	802,656	7.8	62.65	669,792	62.76
	105,314,227	7.0	$ 8.57	44,359,599	$ 7.61

Note 10. Capital Stock Information and Stockholders' Agreements

Authorized Capital Stock. Prior to the effective date of the Plan, McLeodUSA had the authority to issue 2,034,000,000 shares of capital stock, consisting of 2,000,000,000 shares of Class A common stock, par value $.01 per share; 22,000,000 shares of Class B common stock, par value $.01 per share; 2,000,000 shares of serial preferred stock, par value $.01 per share; and 10,000,000 shares of Class II serial preferred stock, par value $.001 per share.

Redeemable Convertible Preferred Stock: Pursuant to an Exchange Agreement, dated September 30, 2001, (the "Exchange Agreement") McLeodUSA and the holders of McLeodUSA's Series B and C Preferred Shares executed a one-for-one exchange of all 275,000 shares of Series B Preferred and all 125,000 shares of Series C Preferred (collectively referred to as the "Original Redeemable Preferred Shares") for 275,000 shares of Series D Preferred and 125,000 shares of Series E Preferred (collectively referred to as the "New Redeemable Preferred Shares") in a non-cash transaction. The provisions of the New Redeemable Preferred Shares essentially mirror those of the Original Redeemable Preferred Shares except no dividends (other than the common equivalent dividend as provided for in the Original Redeemable Preferred Shares) will be paid on the New Redeemable Preferred Shares and the New Redeemable Preferred Shares are convertible into shares of Class A common stock at a rate of (1) the liquidation preference of $2,500 per share divided by (2) $6.10 (unless subsequently adjusted). The New Redeemable Preferred Shares rank on a parity with the Series A Preferred Stock with respect to dividend rights and rights on liquidation.

The exchange of the Original Redeemable Preferred Shares for the New Redeemable Preferred Shares was based on the fair value of those securities at the date of the Exchange Agreement. For financial accounting purposes, the carrying value of the Original Redeemable Preferred Shares ($1.0 billion) over the fair value of the New Redeemable Preferred Shares ($147.0 million) was recorded as a gain on preferred stock exchange, net of transaction costs, and has reduced McLeodUSA's reported net loss to arrive at net loss available to common stockholders for the period ended December 31, 2001. The New Redeemable Preferred Shares are redeemable on a proportionally equal basis, in whole or in part, by McLeodUSA within 180 days following September 15, 2009. McLeodUSA can declare mandatory conversion after September 15, 2006 if the 60 day average market price of the Class A common stock exceeds the conversion price by at least 1%. The New Redeemable Preferred Shares will accrete for book purposes to their liquidation value of $1 billion by September 15, 2009, using the effective interest method, which will reduce prospective earnings available to common stockholders. The New Redeemable Preferred Shares were cancelled on the effective date of the Plan.

Cumulative Convertible Preferred Stock: McLeodUSA issued one million shares of its Series A Preferred Stock on August 11, 1999 and an additional 150,000 shares on August 23, 1999. Holders of Series A Preferred Stock are entitled to receive cumulative dividends at an annual rate of 6.75% of the liquidation preference payable quarterly on each February 15, May 15, August 15 and November 15. The quarterly dividend is $4.21875 per share, payable at McLeodUSA's option in cash or shares of Class A common stock. Series A Preferred Stock is convertible at the option of its holder, unless previously redeemed, at any time after the issue date, into shares of Class A common stock at a conversion rate of 25.79979 shares of Class A common stock for each share of Series A Preferred Stock (representing a conversion price of $9.69 per share of Class A common stock), subject to adjustment in certain events. In addition, if on or after August 15, 2002, the closing price of Class A common stock has equaled or exceeded 135% of the conversion price for at least 20 out of 30 consecutive business days, McLeodUSA will have the option to convert all of the Series A Preferred Stock into Class A common stock at the then current conversion rate. The holders of the Series A Preferred Stock will not be entitled to any voting rights unless payments of dividends on the Series A Preferred Stock are in arrears and unpaid for an aggregate of six or more quarterly dividend payments. McLeodUSA elected not to declare the quarterly stock dividend on the Series A Preferred Stock due November 15, 2001.

The dividend will continue to accumulate at the rate of 6.75% annually. As of December 31, 2001, cumulative unpaid dividends totaled approximately $7.3 million. The Series A Preferred Stock was be cancelled on the effective date of the Plan.

Note 11. Change-of-Control Agreements

McLeodUSA entered into change-of-control agreements with certain executive employees, which provided for certain payments in connection with termination of employment after a change of control (as defined within the agreements) of McLeodUSA. A change in control occurred in connection with McLeodUSA's emergence from bankruptcy, and associated recapitalization, and McLeodUSA made certain payments in 2002, totaling approximately $2.4 million, required under the agreements.

Note 12. Retirement Plans and Postretirement Benefits

ICTC, which was sold in 2002 and reflected in these financial statements as a discontinued operation, maintains noncontributory defined pension and death benefit plans covering substantially all of its hourly employees. The pension benefit formula used in the determination of pension cost is based on the highest five consecutive calendar years' base earnings within the last ten calendar years immediately preceding retirement or termination. It is ICTC's policy to fund pension costs as they accrue subject to any applicable Internal Revenue Code limitations.

In addition to providing pension benefits, ICTC provides an optional retiree medical program to its salaried and union retirees and spouses under age 65 and life insurance coverage for the salaried retirees. All retirees are required to contribute to the cost of their medical coverage while the salaried life insurance coverage is provided at no cost to the retiree.

The change in benefit obligations and the change in plan assets and the components of net periodic benefit costs and the weighted-average assumptions for 2001 are as follows (in millions):

	Pension Benefits	Postretirement Benefits
Change in benefit obligations		
Benefit obligation at beginning of year	$42.5	$ 5.6
Service cost	0.8	0.1
Interest cost	3.2	0.4
Benefits paid	(3.2)	(0.2)
Actuarial losses (gains)	4.1	1.8
Benefit obligation at end of year	$47.4	$ 7.7
Change in plan assets		
Fair value of plan assets at beginning of year	$54.0	$ —
Actual return on plan assets	—	—
Employer contributions	—	0.2
Benefits paid	(3.2)	(0.2)
Fair value of plan assets at end of year	$50.8	$ —
Funded status	$ 3.4	$(7.7)
Unrecognized net actuarial gain	(8.2)	(1.0)
Unrecognized prior service cost	3.0	(1.7)
Unrecognized transition (asset) or obligation	—	3.2
Accrued benefit cost	$(1.8)	$(7.2)

	Pension Benefits	Postretirement Benefits
Components of net periodic benefit costs		
Service cost	$ 0.7	$ 0.1
Interest cost	3.2	0.4
Expected return on plan assets	(4.2)	—
Amortization of prior service cost	0.5	(0.2)
Amortization of transitional obligation	—	0.4
Recognized actuarial gain	(0.7)	(0.2)
Net periodic benefit cost	$(0.5)	$ 0.5
Weighted-average assumption as of December 31		
Discount rate	7.0%	7.0%
Expected return on plan assets	8.0%	—
Rate of compensation increase	5.0%	5.0%

The postretirement benefit obligation is calculated assuming that health-care costs increased by 7.5% in 2001 and 12%, and that the rate of increase thereafter (the health-care cost trend rate) will decline to 6% in 2008 and subsequent years. The health-care cost trend rate can have a significant effect on the amounts reported for costs each year as well as on the accumulated postretirement benefit obligation. A one-percentage point increase each year in the health-care trend rate would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total of service and interest cost components in 2001	$0.04	$(0.04)
Effect on year-end 2001 postretirement benefit obligations	$0.60	$(0.50)

The weighted average discount rate used in determining the benefit obligation was 7.0% in 2001.

McLeodUSA also has a 401(k) profit-sharing plan available to eligible employees. McLeodUSA contributed McLeodUSA stock valued at approximately $3.8 million, for the year ended December 31, 2001.

In addition, McLeodUSA provided a nonqualified deferred compensation plan, which allowed selected employees to defer a portion of any compensation received. Those deferred amounts were invested in various funds at December 31, 2001 to provide assets and accumulated earnings to offset the deferred compensation amounts due to the participating employees. This deferred compensation plan was terminated in January 2002.

Note 13. Acquisitions

Intelispan, Inc.: On May 31, 2001, McLeodUSA acquired Intelispan, Inc., which provides managed network services to customers, in exchange for approximately 3.4 million shares of Class A common stock. The total purchase price was approximately $37.8 million based on the average closing price of Class A common stock for the ten trading days beginning five days prior to and ending four days after the announcement.

One Source PhoneGuide, Inc.: On January 19, 2001, McLeodUSA acquired a directory company, One Source PhoneGuide, Inc., for cash consideration and promissory notes totaling approximately $26.6 million. This company was sold in conjunction with Pubco in 2002.

The following table summarizes the purchase price allocations for McLeodUSA's business acquisitions (in millions):

Transaction Year:	2001
Cash purchase price	$21.8
Acquisition costs	0.9
Option agreements	—
Promissory notes	4.8
Stock issued	37.8
	$65.3
Working capital acquired, net	$(0.7)
Fair value of other assets acquired	4.0
Goodwill and other intangibles	62.0
Liabilities assumed	—
	$65.3

These acquisitions have been accounted for under the purchase method and the results of operations are included in the consolidated financial statements since the dates of acquisition.

The following is the unaudited consolidated results of operations for the year ended December 31, 2001 on a pro forma basis as though the above entities had been acquired as of the beginning of the respective periods is as follows (in millions except per share data):

Revenue	$ 1,280.4
Net loss applicable to common shares	(2,803.2)
Loss per common share	(4.50)

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the above dates, nor are such operating results necessarily indicative of future operating results.

Note 14. Related Party Transactions

McLeodUSA has entered into agreements with a stockholder that give certain rights-of-way to McLeodUSA for the construction of its telecommunications network in exchange for capacity on the network.

McLeodUSA provided and purchased services from various companies, the principals of which are stockholders or directors of McLeodUSA or are affiliates. Revenues from services provided totaled $4.5 million and services purchased, primarily rent, professional services and database verification services, totaled $17.7 million for the year ended December 31, 2001.

Forstmann Little has a significant equity interest in both McLeodUSA and XO Communications, Inc. ("XO"). XO purchases interconnection and facilities based telecommunications services from McLeodUSA. In addition, during 2001, XO acquired certain unlit metro network capacity from McLeodUSA. The payments received for such services and capacity totaled $8.6 million. McLeodUSA purchased certain unlit metro network capacity and other telecommunications services from XO during 2001 for $8.5 million.

At December 31, 2001, McLeodUSA had a receivable from Clark McLeod totaling approximately $1.4 million for expenses related to an aircraft held jointly with McLeodUSA. Subsequent to year end, the aircraft was sold and the receivable paid.

In December 1998, McLeodUSA entered into a split dollar agreement for life insurance policies on the joint lives of Clark and Mary McLeod. The McLeod Family 1998 Special Trust is sole owner and beneficiary of each policy. The McLeod Family 1998 Special Trust agreed to assign the policies to McLeodUSA as collateral for the payment by McLeodUSA of the premiums for these policies. The aggregate face amount of the policies was $113,000,000. McLeodUSA agreed with Clark and Mary McLeod that one of the principal reasons for entering into the agreement was to avoid any need for their heirs to liquidate their holdings of Class A common stock at or soon after the death of one or both of them. Clark and Mary McLeod have agreed to restrictions on their ability to sell or otherwise dispose of their shares of Class A common stock. By the terms of the split dollar agreement, McLeodUSA's obligation to make premium payments would terminate upon the twentieth anniversary, or earlier termination, of the agreement. Upon termination prior to the death of the survivor of Clark and Mary McLeod, McLeodUSA was entitled to receive from the trustees of the McLeod Family 1998 Special Trust an amount equal to the aggregate total premiums McLeodUSA paid.

In July 2001, McLeodUSA, for consideration received, agreed to modify the terms of the split dollar agreement to eliminate McLeodUSA's ability to unilaterally cancel the agreement. As of December 2001, McLeodUSA made annual premium payments pursuant to the agreement of $1.88 million for each of 1998, 1999 and 2000. As of December 2001, the life insurance policies held by the trustees had a net cash surrender value of $2.7 million.

In January 2002, McLeodUSA and the trustees entered into a modification and restatement of the split dollar agreement pursuant to which the trustees made a payment to McLeodUSA in the amount of $2.7 million in exchange for McLeodUSA's release of its collateral assignments on the existing policies and for its agreement to make a single further premium payment of $1.88 million (the payment otherwise due in December 2001 under the split dollar agreement, as modified) to acquire additional insurance on the lives of Clark and Mary McLeod. As a result of this modification and restatement, McLeodUSA was fully released from its obligations to make future payments under such policies. The additional life insurance policy is owned by McLeodUSA, subject to a split dollar endorsement in favor of the trustees. Pursuant to this endorsement, at any time after December 31, 2003, the trustees have the option to purchase this policy from McLeodUSA for the policy's then net cash surrender value. Upon the trustees' exercise of such option, the restrictions on Clark and Mary McLeod's Class A Common Stock contained in the split dollar agreement will terminate.

Note 15. Quarterly Data

The following tables include summarized quarterly financial data for the year ended December 31, 2001 (in millions except per share data):

	Quarters			
	First	Second	Third	Fourth
Revenue	$ 304.2	$ 331.9	$ 319.3	$ 321.0
Operating loss	(126.8)	(171.4)	(3,091.6)	(130.1)
Loss from continuing operations	(179.6)	(146.4)	(3,121.0)	(204.3)
Net loss	(173.1)	(131.7)	(3,108.4)	(186.6)
Loss applicable to common shares	(186.7)	(145.3)	(2,262.0)	(200.5)
Income per common share applicable to discontinued operations	$ 0.01	$ 0.02	$ 0.02	$ 0.03
Loss per common share	$ (0.30)	$ (0.24)	$ (3.62)	$ (0.32)

Note 16: PCS License Sales

During 2001, McLeodUSA received aggregate net proceeds of $125.6 million and recorded gains of $92.7 million related to the sales of all of its PCS licenses.

Note 17: Litigation

On December 7, 2000, McLeodUSA acquired CapRock Communications Corp. ("CapRock") pursuant to an Agreement and Plan of Merger, dated October 2, 2000, in exchange for approximately 15.0 million shares of Class A Common Stock. Several class action complaints have been filed in the United States District Court for the Northern District of Texas on behalf of all purchasers of CapRock common stock during the period April 28, 2000 through July 6, 2000. The lawsuits principally allege that, prior to its merger with McLeodUSA, CapRock made material misstatements or omissions of fact in violation of Section 10(b) of the Securities Exchange Act. Consolidated with these claims are allegations that CapRock's June 2000 registration statement for a public offering of common stock contained materially false and misleading statements and omitted certain material information about CapRock in violation of Section 11 of the Securities Act. The named defendants in these lawsuits include CapRock and certain of its officers and directors. The plaintiffs in the lawsuits seek monetary damages and other relief. On September 25, 2002, the Court denied Defendants' motion to dismiss. While discovery has been limited and a final evaluation cannot be made at this point, McLeodUSA believes these lawsuits are without merit and is vigorously defending against them.

Former Chairman Clark E. McLeod, President Stephen C. Gray (then also Chief Executive Officer), and Chairman and Chief Executive Officer Chris A. Davis (then Chief Operating and Financial Officer) and former Chief Financial and Accounting Officer J. Lyle Patrick (the "Individual Defendants") are defendants in a number of putative class action complaints that have been consolidated into a single complaint entitled In Re McLeodUSA Incorporated Securities Litigation, Civil Action No. C02-0001 (E.D. Iowa) (the "Iowa Class Action). The Individual Defendants have filed a motion to dismiss the amended consolidated complaint in the Iowa Class Action. McLeodUSA has indemnification obligations running to the Individual Defendants. One of the putative class plaintiffs, New Millennium Growth Fund LLC, also filed proofs of claim against McLeodUSA in McLeodUSA's Chapter 11 Case for at least $104,650 on its own behalf and for no less than approximately $300 million (plus interest, costs and attorney's fees as allowed) on behalf of all class claimants in the Iowa Class Action (the "Bankruptcy Claims" and, together with the Iowa Class Action, the "Securities Claims"). As the Securities Claims are in early stages, it is impossible to evaluate the likelihood of unfavorable outcomes or, with respect to the Iowa Class Action, to estimate the amount or range of potential loss, if any, to McLeodUSA. With respect to the Bankruptcy Claims, on May 2, 2002 the Bankruptcy Court issued an order establishing a disputed claims reserve of 18,000,000 shares of Reorganized McLeodUSA Class A Common Stock. Any recovery from the Bankruptcy Claims would be limited to those shares of stock. McLeodUSA believes that the Securities Claims are without merit and intends to defend them vigorously.

On January 31, 2002, McLeodUSA Incorporated filed a coluntary petition in the United States Bankruptcy Court for the District of Delaware for relief under Chapter 11 of the United States Bankruptcy Code, Case No. 02-10288 (Delaware Bankruptcy). The Plan was confirmed by the Bankruptcy Court on April 5, 2002 and became effective on April 16, 2002. Information relating to the bankruptcy proceedings was previously reported by McLeodUSA on its Current Report on Form 8-K filed on February 14, 2002 and on its Current Report on Form 8-K filed on April 22, 2002.

McLeodUSA is also involved in numerous regulatory proceedings before various public utility commissions and the FCC, particularly in connection with actions by the RBOCs. McLeodUSA anticipates the RBOCs will continue to pursue litigation, regulations and legislation in states within McLeodUSA's 25-state footprint and before the FCC to reduce regulatory oversight and regulation over their rates and operations. The RBOCS are also actively pursuing major changes in the Telecommunications Act of 1996, by regulatory litigation and legislation, which McLeodUSA believes would adversely affect competitive telecommunications service providers including McLeodUSA. If adopted, these initiatives could make it more difficult for McLeodUSA to challenge the RBOCs' actions, or to compete with the RBOCs, in the future. There are no assurances that McLeodUSA will prevail in its dispute with the RBOCs.

McLeodUSA is not aware of any other material litigation against it. McLeodUSA does, however, have various legal proceedings pending against it or its subsidiaries or on its behalf or that of its subsidiaries.

Note 18: Effects of New Accounting Standards

Accounting for Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS 133"), is effective for fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that entities recognize all derivatives as either assets or liabilities at fair market value on the balance sheet. McLeodUSA does not currently hold any derivative instruments or engage in hedging activities. As such, the adoption of SFAS 133 as of January 1, 2001 had no effect on McLeodUSA's operations.

Accounting for Business Combinations

In July 2001, the FASB issued SFAS No. 141, *Accounting for Business Combinations* ("SFAS 141"), effective for all business combinations initiated and made after June 30, 2001. SFAS No. 141 requires all business combinations be accounted for under the purchase method and establishes additional reporting requirements for business combinations. McLeodUSA currently accounts for all business combinations under the purchase method and the adoption of this statement had no effect on McLeodUSA's operations.

Accounting for Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, *Accounting for Goodwill and Other Intangible Assets* ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. Early implementation is not allowed. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and for separately recognized (non-goodwill) intangible assets that have an indefinite useful life. Under this approach, goodwill and intangibles with indefinite lives will not be amortized, but will be periodically reviewed for impairment and expensed against earnings only in periods in which the recorded value exceeds the fair value. McLeodUSA adopted SFAS 142 during 2002 and performed the transitional impairment tests on goodwill in connection with fresh start accounting. Had SFAS 142 been adopted January 1, 2001, it would have had the following effect on net loss (in millions):

Reported net income	$(2,794.5)
Add back: Goodwill	145.2
Add back: Trademark	1.0
Adjusted net loss	$(2,648.3)
Adjusted basic & diluted loss per common share	$ (4.27)

Accounting for Asset Retirement Obligations

In July 2001, the FASB issued SFAS 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. McLeodUSA is currently evaluating the impact that the statement will have on its financial position and the results of operations. The adoption of SFAS 143 upon the effective date of the Plan, April 16, 2002, resulted in an asset retirement obligation of $52.6 million.

Accounting for the Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB issued SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), effective for fiscal years beginning after December 15, 2001. SFAS 144 covers a variety of implementation issues inherent in SFAS 121, unifies the framework used in accounting for assets to be disposed of and discontinued operations, and broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. McLeodUSA adopted SFAS 144 on January 1, 2002 and has restated these unaudited consolidated financial statements to reflect the impact of businesses held for sale as discontinued operations.

Note 19: Subsequent Events

Chapter 11 Proceedings

On January 31, 2002, McLeodUSA filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (Case No. 02-10288). The Chapter 11 case includes only the parent company, McLeod USA Incorporated. None of the operating subsidiaries, which include McLeodUSA Telecommunications Services, McLeodUSA Publishing and ICTC, are part of the Chapter 11 proceedings. The Plan was confirmed by order of the Bankruptcy Court on April 5, 2002 and became effective on April 16, 2002. See Note 1 for additional discussion.

Asset dispositions

The following non-core assets were sold during 2002:

Splitrock: On January 24, 2002, McLeodUSA completed the sale of certain of its internet/data assets (formerly part of Splitrock Services, Inc.) and wholesale dial-up Internet Service Provider ("ISP") customer base to Level 3 Communications, LLC ("Level 3") for approximately $50 million in cash and the assumption of certain operating liabilities. Under the terms of the agreement, Level 3 purchased approximately 350 POPS (points of presence) across the United States, the related facilities, equipment and underlying circuits, plus the wholesale ISP customer base. The transaction excluded fiber optic cable obtained under the existing IRU Agreement with Level 3 acquired by McLeodUSA in the acquisition of Splitrock. The parties also entered into operating agreements enabling McLeodUSA to continue providing service and support to customers in its 25-state footprint. The ISP customer base generated approximately $64 million in revenues during 2001. Splitrock did not qualify as a discontinued operation in accordance with SFAS 144.

Integrated Business Systems: On January 24, 2002, IBS, an indirect wholly-owned subsidiary of McLeodUSA, sold certain of the assets used in its telecommunications customer premise equipment business in the metropolitan areas of Minneapolis, Minnesota; Cedar Rapids, Des Moines, Dubuque and Waterloo, Iowa; and Denver, Colorado, as well as the data provider business conducted by IBS under the name "DataNet," to Inter-Tel Technologies, Inc. for $8 million plus the assumption of certain liabilities. The Illinois operation was sold as part of ICTC.

Caprock Services Corp.: On April 8, 2002, McLeodUSA sold its indirect, wholly-owned subsidiary IWL Communications, Incorporated d/b/a CapRock Services Corp., for $21 million in cash.

Pubco: On April 16, 2002, McLeodUSA completed the sale of Pubco to Yell Group Limited for $600 million in cash. In connection with the transaction, McLeodUSA entered into a multi-year Publishing, Branding and Operating Agreement with Yellow Book, a subsidiary of Yell Group, which, among other things, provides for the continued publishing of telephone directories under the McLeodUSA brand. The proceeds received from the sale were used to pay the holders of the Notes.

DTG: On September 30, 2002, McLeodUSA completed the sale of its non-core operations in South Dakota and certain non-core overbuild CLEC and cable television operations in South Dakota, southwestern Minnesota and northwestern Iowa to PrairieWave Communications, Inc. for approximately $84 million.

Greene County Partners, Inc.: On August 20, 2002, McLeodUSA completed the sale of its interest in a non-core cable service provider for $16 million in cash and a note receivable of $3 million.

ICTC: On December 31, 2002, McLeodUSA sold ICTC, its central Illinois-based independent local exchange carrier, as well as certain related telecommunications businesses to Homebase Acquisition Corp. for $271 million, reduced by the amount of ICTC debt outstanding at closing of $20 million.

MCLEODUSA INCORPORATED
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Predecessor McLeodUSA:					
For the period January 1 to April 16, 2002:					
Allowance for doubtful accounts and discounts	$ 53,747,000	$ 6,256,000	$ —	$ 13,183,000	$ 46,820,000
Valuation reserve on deferred tax assets	1,972,792,000	392,800,000	—	809,477,000	1,556,115,000
	$2,026,539,000	$399,056,000	$ —	$822,660,000	$1,602,935,000

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Reorganized McLeodUSA:					
For the period April 17 to December 31, 2002:					
Allowance for doubtful accounts and discounts	$ 46,820,000	$ 19,089,000	$ —	$ 10,171,000	$ 55,738,000
Valuation reserve on deferred tax assets	1,556,115,000	22,800,000	—	248,700,000	1,330,215,000
	$1,602,935,000	$ 41,889,000	$ —	$258,871,000	$1,385,953,000

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Reorganized McLeodUSA:					
For the year ended December 31, 2003:					
Allowance for doubtful accounts and discounts	$ 55,738,000	$ 6,562,000	$ —	$ 48,637,000	$ 13,663,000
Valuation reserve on deferred tax assets	1,330,215,000	122,205,000	311,080,000	—	1,763,500,000
	$1,385,953,000	$128,767,000	$311,080,000	$ 48,637,000	$1,777,163,000

Exhibit 31.1

I, Chris A. Davis, certify that:

1. I have reviewed this annual report on Form 10-K of McLeodUSA Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CHRIS A. DAVIS

Chris A. Davis
Chief Executive Officer

Date: March 15, 2004

Exhibit 31.2

I, G. Kenneth Burckhardt, certify that:

1. I have reviewed this annual report on Form 10-K of McLeodUSA Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ G. KENNETH BURCKHARDT

G. Kenneth Burckhardt
Chief Financial Officer

Date: March 15, 2004

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(A) In connection with the Annual Report on Form 10-K of McLeodUSA Incorporated (the "Company") for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Chris A. Davis, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, subject to item B below, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

(B) The certifications set forth in item A above are being made within the context of, and subject to, the facts and circumstances set forth below in this item B.

In connection with its reorganization, McLeodUSA completed the sale of certain businesses, including Pubco and ICTC. In the most recent McLeodUSA Annual Report on Form 10-K, based on the requirements of SFAS 144, McLeodUSA reflected these businesses and other businesses that were sold as discontinued operations for the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), McLeodUSA was required to present its financial statements for the year ended December 31, 2001, reflecting these businesses as discontinued operations. McLeodUSA's former auditors, Arthur Andersen LLP ("Arthur Andersen"), audited McLeodUSA's financial statements and issued an audit opinion for the year ended December 31, 2001. On April 24, 2002, McLeodUSA engaged Deloitte & Touche LLP ("Deloitte & Touche") to serve as its independent accountants for fiscal year 2002. In order for McLeodUSA to comply with GAAP requirements related to the financial presentation for discontinued operations in accordance with Regulation S-X, McLeodUSA would be required to obtain a new audit opinion with respect to the year ended December 31, 2001. Since Arthur Andersen is no longer able to perform audits of publicly traded companies, Deloitte & Touche has informed McLeodUSA, consistent with Interpretations of SAS No. 58 (AU Section 508), that Deloitte & Touche would be required to re-audit McLeodUSA's financial statements for the year ended December 31, 2001 to provide McLeodUSA with an audit opinion on such financial statements.

In light of McLeodUSA's reorganization, sale of businesses, and implementation of fresh-start accounting on April 16, 2002, McLeodUSA has determined that the expense and effort associated with a re-audit is not in the best interest of McLeodUSA or its stockholders. As an alternative to a re-audit McLeodUSA included in its most recent Annual Report on Form 10-K, unaudited consolidated financial statements, prepared in accordance with GAAP, reflecting the impact of the discontinued operations for the year ended December 31, 2001. In order for the Company to sell securities with a registration statement declared effective by the SEC, such registration statement must contain three years of audited financials. Should McLeodUSA elect to conduct a re-audit of 2001 in order to utilize such effective registration statements, McLeodUSA does not know if Deloitte & Touche would have any differences in opinion with the prior audit conducted by Arthur Andersen. At this time McLeodUSA is aware of no material differences of opinion.

/s/ CHRIS A. DAVIS

Name: Chris A. Davis
Title: Chief Executive Officer
Date: March 15, 2004

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(A) In connection with the Annual Report on Form 10-K of McLeodUSA Incorporated (the "Company") for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. Kenneth Burckhardt, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, subject to item B below, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

(B) The certifications set forth in item A above are being made within the context of, and subject to, the facts and circumstances set forth below in this item B.

In connection with its reorganization, McLeodUSA completed the sale of certain businesses, including Pubco and ICTC. In the most recent McLeodUSA Annual Report on Form 10-K, based on the requirements of SFAS 144, McLeodUSA reflected these businesses and other businesses that were sold as discontinued operations for the periods January 1, 2002 to April 16, 2002 and April 17, 2002 to December 31, 2002. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), McLeodUSA was required to present its financial statements for the year ended December 31,2001, reflecting these businesses as discontinued operations. McLeodUSA's former auditors, Arthur Andersen LLP ("Arthur Andersen"), audited McLeodUSA's financial statements and issued an audit opinion for the year ended December 31, 2001. On April 24, 2002, McLeodUSA engaged Deloitte & Touche LLP ("Deloitte & Touche") to serve as its independent accountants for fiscal year 2002. In order for McLeodUSA to comply with GAAP requirements related to the financial presentation for discontinued operations in accordance with Regulation S-X, McLeodUSA would be required to obtain a new audit opinion with respect to the year ended December 31, 2001. Since Arthur Andersen is no longer able to perform audits of publicly traded companies, Deloitte & Touche has informed McLeodUSA, consistent with Interpretations of SAS No. 58 (AU Section 508), that Deloitte & Touche would be required to re-audit McLeodUSA's financial statements for the year ended December 31, 2001 to provide McLeodUSA with an audit opinion on such financial statements.

In light of McLeodUSA's reorganization, sale of businesses, and implementation of fresh-start accounting on April 16, 2002, McLeodUSA has determined that the expense and effort associated with a re-audit is not in the best interest of McLeodUSA or its stockholders. As an alternative to a re-audit McLeodUSA included in its most recent Annual Report on Form 10-K, unaudited consolidated financial statements, prepared in accordance with GAAP, reflecting the impact of the discontinued operations for the year ended December 31, 2001. In order for the Company to sell securities with a registration statement declared effective by the SEC, such registration statement must contain three years of audited financials. Should McLeodUSA elect to conduct a re-audit of 2001 in order to utilize such effective registration statements, McLeodUSA does not know if Deloitte & Touche would have any differences in opinion with the prior audit conducted by Arthur Andersen. At this time McLeodUSA is aware of no material differences of opinion.

/s/ G. KENNETH BURCKHARDT

Name: G. Kenneth Burckhardt
Title: Chief Financial Officer
Date: March 15, 2004

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

McLeodUSA®

BOARD OF DIRECTORS

CHRIS A. DAVIS
Chairman of the Board and
Chief Executive Officer
McLeodUSA Incorporated

STEPHEN C. GRAY
President
McLeodUSA Incorporated

G. KENNETH BURCKHARDT
Executive Vice President and
Chief Financial Officer
McLeodUSA Incorporated

JEFFREY D. BENJAMIN
Senior Advisor to
Apollo Management, L.P.

EDWARD D. BREEN
Chairman and Chief Executive Officer
Tyco International Ltd.

DAVID W. CHECKETTS
Chairman
Sports Capital Partners

THOMAS M. COLLINS
Of Counsel and Past Chairman
Shuttleworth & Ingersoll, P.C.

THEODORE J. FORSTMANN
Co-founder and Senior Partner
Forstmann Little & Co.

DALE F. FREY
Chairman and Chief Executive Officer
General Electric Investment
Corporation, Retired

JAMES D. HOFFMAN
Executive Vice President –
Business Development
Alliant Energy Corporation
President
Alliant Energy Resources, Inc.

JEONG H. KIM
Chairman
Cibernet Corporation
Chief Executive Officer
Jurie Holdings

THOMAS H. LISTER
General Partner
Forstmann Little & Co.

DANIEL M. SNYDER
Owner and Chairman of the Board
The Washington Redskins

ROGER T. STAUBACH
Chairman and Chief Executive Officer
The Staubach Company

FARID SULEMAN
Chairman and Chief Executive Officer
Citadel Broadcasting Corporation

PETER V. UEBERROTH
Managing Director
Contrarian Group, Inc.
Owner and Co-Chairman
Pebble Beach Company

JUAN VILLALONGA
Former Chairman and
Chief Executive Officer
Telefónica Group

EXECUTIVE COMMITTEE
- Theodore J. Forstmann, Chairman
- Edward D. Breen
- Chris A. Davis
- Dale F. Frey
- Stephen C. Gray
- Thomas H. Lister

AUDIT COMMITTEE
- Dale F. Frey, Chairman
- Jeffrey D. Benjamin
- Thomas M. Collins
- James D. Hoffman

COMPENSATION COMMITTEE
- Edward D. Breen, Chairman
- Thomas H. Lister
- Peter V. Ueberroth

NOMINATING COMMITTEE
- Theodore J. Forstmann, Chairman
- Edward D. Breen
- Dale F. Frey

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STOCKHOLDER INFORMATION

CORPORATE ADDRESS

McLeodUSA Incorporated
McLeodUSA Technology Park
6400 C Street SW
PO Box 3177
Cedar Rapids, IA 52406-3177
Phone: 319-790-7800
Website: mcleodusa.com
For investor information: http://www.mcleodusa.com/InvestorRelations.do

TRANSFER AGENT AND SHAREOWNER SERVICES

Wells Fargo Bank, N.A.
PO Box 64854
St. Paul, MN 55164-0854
Phone: 1-800-468-9716
Website: http://www.wellsfargo.com/shareownerservices

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent at the above address.

FORM 10-K AND QUARTERLY REPORTS / INVESTOR CONTACT

A copy of our Form 10-K Annual Report for 2003, as filed with the Securities and Exchange Commission, is available without charge to stockholders upon written request. The Form 10-K contained in this Annual Report and other reports are available on our Internet website and at www.sec.gov, the website for the Securities and Exchange Commission. We also provide stockholders with copies of the corporate news releases issued in conjunction with the report of quarterly results. Requests for these items and other investor contacts should be directed to Bryce E. Nemitz, Vice President, Communications and Investor Relations, at 319-790-7800.

NASDAQ SYMBOL

Our Class A Common Stock trades on The NASDAQ SmallCap Market under the symbol MCLD, and our Series A Preferred Stock trades on the same market under the symbol MCLDO.